     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1999

                                                      REGISTRATION NO. 333-78113
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             RIVA BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                              6712                             58-2398959
(State or other jurisdiction of       (Primary Standard Industrial               (IRS Employer
 incorporation or organization)       Classification Code Number)             Identification No.)

                              13004 STARBUCK ROAD
                           ST. LOUIS, MISSOURI 63141
                                 (314) 514-8491
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               RICHARD C. JENSEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             RIVA BANCSHARES, INC.
                              13004 STARBUCK ROAD
                           ST. LOUIS, MISSOURI 63141
                                 (314) 514-8491
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:


              ROBERT C. SCHWARTZ                               STEVEN R. FINLEY
        SMITH, GAMBRELL & RUSSELL, LLP                    GIBSON, DUNN & CRUTCHER LLP
           PROMENADE II, SUITE 3100                             200 PARK AVENUE
          1230 PEACHTREE STREET, N.E.                    NEW YORK, NEW YORK 10166-0193
            ATLANTA, GEORGIA 30309                              (212) 351-4000
                (404) 815-3758                               (212) 351-4035 (FAX)
             (404) 685-7058 (FAX)


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED           , 1999

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,000,000 SHARES
                                (RIVA BANK LOGO)
                             RIVA BANCSHARES, INC.
                                  COMMON STOCK
                            $              PER SHARE
--------------------------------------------------------------------------------

This is an initial public offering of common stock of Riva Bancshares, Inc. This is a firm commitment underwriting.

There is currently no public market for the shares. We expect that the price to the public in the offering will be between $10.00 and $12.00. The market price of the shares after the offering may be higher or lower than the offering price.
Of the 3,000,000 shares we are offering, up to             will be purchased by
an underwriter that is a foreign broker-dealer for sales outside of the United States.
We have applied to include the common stock on the Nasdaq National Market under the symbol "RIVA."
INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                                             PER SHARE      TOTAL
                                             ---------   -----------
Price to the public........................   $          $
Underwriting discount......................
Proceeds to Riva Bancshares................


Riva Bancshares has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 450,000 additional shares from Riva Bancshares within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOU SHOULD NOTE THAT THESE SECURITIES ARE NOT BANK ACCOUNTS OR DEPOSITS AND ARE NOT FEDERALLY INSURED BY THE FDIC OR ANY OTHER STATE OR FEDERAL AGENCY.

CIBC WORLD MARKETS
                      JOHNSON RESEARCH & CAPITAL
                              INCORPORATED
                                         KELTON INTERNATIONAL LIMITED
                The date of this prospectus is           , 1999.

                             RIVA BANCSHARES, INC.

                               IDENTIFIED MARKETS

                 (RIVA BANCSHARES, INC. IDENTIFIED MARKETS MAP)


We have targeted St. Louis, Kansas City, Columbia, Jefferson City and Springfield as our initial markets. Upon the acquisition of Premier Bank, we will have established management teams in St. Louis, Jefferson City, and Columbia and banking centers in Columbia and Jefferson City. Immediately following the offering, we intend to open a banking center in St. Louis.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................   10
Forward-looking Statements..................................   16
Use of Proceeds.............................................   16
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Consolidated Financial Data........................   20
Pro Forma Financial Data....................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   49
Supervision and Regulation..................................   58
Management..................................................   63
Certain Transactions........................................   69
Principal Shareholders......................................   70
Description of Capital Stock................................   71
Shares Eligible for Future Sale.............................   74
Underwriting................................................   76
Legal Matters...............................................   77
Experts.....................................................   77
Where You Can Find More Information.........................   77
Index to Financial Statements...............................  F-1


                             ---------------------


Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.


The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about             , 1999.

                               PROSPECTUS SUMMARY


This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.


                             RIVA BANCSHARES, INC.

OUR BUSINESS

We formed Riva Bancshares, Inc. to create a multi-market bank serving business customers who are dissatisfied with the impersonal service delivered by super-regional and national banks. Our strategy is to capitalize on the opportunities created by widespread consolidation in the banking industry. We believe we have a significant opportunity to attract and maintain targeted banking customers within our identified markets. We will offer a broad range of banking products and services to small and medium-sized businesses, selected real estate developers and the principals of these businesses. To execute our strategy, we have assembled a team of five senior executives who have previously worked together and, as a group, have more than 85 years of in-market banking experience.


We will capitalize on our management team's lending expertise by emphasizing commercial/industrial, construction and commercial real estate loans. In addition, we intend to provide highly personalized and value-added private banking services, Internet banking and asset management products for business owners, entrepreneurs, and other professional and executive customers. To accelerate the implementation of our business plan, we have agreed to acquire Premier Bank, an independent state-chartered bank with assets of approximately $67 million and banking centers in Jefferson City and Columbia, Missouri. Upon completion of the merger, Premier Bank will be renamed Riva Bank.


OUR MARKET OPPORTUNITY

We believe that an opportunity exists as a result of the consolidation in the banking industry. We believe this consolidation has created an attractive market segment between the national and super-regional banks, on the one hand, and community banks on the other hand. Larger financial institutions do not generally provide the personalized service expected or demanded by many small to medium-sized businesses and their principals. Smaller community banks lack the capital strength to provide larger credit facilities and the customer base to support the delivery of technologically advanced services. Upon completion of the offering, we will have a lending capacity in excess of $5 million per borrower. Our executive management team recognized this market opportunity and elected to leave established careers in the financial services industry to join with our chief executive officer in executing our business strategy. We have selected Missouri for our initial activities because of our management team's extensive experience in this market, local customer relationships, and the state's favorable economic and demographic environment. We have targeted St. Louis, Kansas City, Columbia, Jefferson City and Springfield as our initial markets. Upon the acquisition of Premier Bank, we will have established management teams in St. Louis, Jefferson City and Columbia and banking centers in Columbia and Jefferson City. Immediately following the offering, we intend to open a banking center in St. Louis.

We consider the Missouri economy and its attendant population and deposit growth conducive to executing our strategy. Missouri has two prominent metropolitan areas and is experiencing growth in its secondary cities. As of June 30, 1998, bank deposits totaled approximately $73 billion and the state-wide population exceeded 5.4 million. In addition, Missouri is adjacent to eight states, which will facilitate our expansion into additional banking markets.

Missouri has been greatly affected by bank consolidation as out-of-state financial institutions have entered the state by acquiring Missouri-based banks. According to the FDIC, as of December 31, 1987, 596 depository institutions were located in Missouri. By December 31, 1998, there were a total of 383 depository institutions in Missouri, representing a decline of approximately 36% over the referenced period. Several prominent financial institutions including Boatmen's National Bank, Mark Twain Bank, Roosevelt Bank, Community Federal, and United Postal Savings, have been acquired by affiliates of NationsBank, N.A. or Mercantile Bank, N.A. As further evidence of the consolidation, Mercantile Bancorporation, Inc., the largest independent banking organization headquartered in Missouri, recently announced that it had entered into an agreement to be acquired by Firstar Corp., a super-regional bank holding company based in Milwaukee, Wisconsin.

THE ACQUISITION OF PREMIER BANK


To accelerate the implementation of our business plan, we agreed, in May 1999, to acquire Premier Bancshares, Inc. and its wholly-owned subsidiary, Premier Bank. Premier Bank offers us an existing charter as well as banking centers in two of our five initially-targeted markets. Premier Bank is currently operating its business in a manner similar to our business plan, targeting small and medium-sized businesses and providing a high level of service. Premier Bank has grown its loan portfolio principally through real estate lending. As of June 30, 1999, Premier Bank had total assets of approximately $67 million. While real estate loans represent a significant concentration of Premier Bank's loans, we intend to broaden the focus of our loan portfolio. We will use the acquisition of Premier Bank as a platform to expand our operations by building upon Premier Bank's existing infrastructure, core processing and outsourcing relationships. As the completion of the initial public offering is dependent upon the closing of the acquisition, the acquisition of Premier Bank will close immediately prior to the closing of the offering. The purchase price for Premier Bank will be $9 million in shares of our common stock, valued at the public offering price. The number of shares to be issued in the acquisition will vary depending on the initial public offering price.


EXPERIENCED EXECUTIVE MANAGEMENT TEAM

Our executive management team includes individuals who have significant experience serving our target markets. Richard C. Jensen, the President and Chief Executive Officer of Riva Bancshares, has over 30 years of banking experience, including 25 years in the St. Louis market. Prior to founding Riva Bancshares, Mr. Jensen served as President of NationsBank St. Louis, formerly Boatmen's National Bank of St. Louis, which as of June 30, 1998 had approximately $5.3 billion in total deposits and 71 branches in the St. Louis market area. We have hired Allan D. Ivie, IV to serve as the President of the St. Louis market and John S. Rouse as our Chief Credit Officer. We have also hired Sanford B. Scott as the Senior Vice President of Commercial Real Estate and Daniel R. Sills as our Chief Financial Officer. All of these senior officers have worked with Mr. Jensen at either Boatmen's or NationsBank, and the entire group possesses over 85 years of banking experience in the Missouri markets. This management team shares the same credit culture, is committed to the highest level of customer service and responsiveness, and has substantial experience in serving small and medium-sized businesses in Missouri. In addition, we will continue to have the resources of current Premier Bank management, including Bruce W. Wiley, the President of Premier Bank, who will serve as a director and President of the Columbia and Jefferson City markets. As we expand into new markets, we will attract local management teams who have significant banking experience and strong community contacts for local business development.

OUR BANKING MODEL

Our banking model provides for each of our banking centers to have a high degree of local autonomy in decision-making and lending authority. We will maintain strict credit policies and procedures at the holding company level, and will consolidate administrative functions at our company headquarters in St. Louis. Our business strategy envisions that each banking center will operate as if it were an independent community bank providing responsive, personalized service. We will compensate management based on the performance of their banking centers as well as our overall financial, operating and market performance. As we enter new markets, we will undertake a marketing campaign using an officer calling program and community-based promotions. Each market area will be supported by a local board of directors, which will be provided with financial incentives to assist in developing banking relationships throughout the community.

OUR ADVANTAGE

We believe that we are well positioned to capitalize on the market opportunity created by the consolidation in the banking industry because of the following:

  - Larger Loans than Local Community Banks. Our capital structure will allow us to make significantly larger loans than smaller community banks.

  - Experienced Management Team. Our bank presidents and loan officers have significant banking experience which has allowed them to develop valuable customer relationships within our target markets.

  - Local Decision-Making. Our management structure is organized to retain local decision-making authority so that our officers will be able to provide our customers with expedited loan decisions.

  - Multi-Market Banking Franchise. We intend to expand into other markets similar to our identified markets primarily through establishing new branches of Riva Bank. We will also regularly evaluate potential acquisitions of financial institutions in Missouri, as well as markets in the adjacent states, that would complement or expand our business.

  - Personalized Service. Our staff is committed to providing the type of personalized service not generally available at larger financial institutions.

  - Competitive Technology. Our capital resources will allow us to acquire technology solutions currently offered by the major national vendors through strategic alliances and outsourcing arrangements.

OUR BUSINESS STRATEGY

We will implement our strategy by:

  - Targeting small and medium-sized business customers who demand high levels of personalized attention and customer service;

  - Establishing a banking center in St. Louis, expanding into Kansas City and Springfield, while continuing to enhance our current operations in Columbia and Jefferson City;

  - Staffing banking centers with community-minded and responsive management teams that will have significant local decision-making authority;

  - Operating with a few strategically located offices supported by outsourced core processing and back room operations to increase efficiencies;

  - Enhancing private banking relationships by offering a broad spectrum of products and services, including securities brokerage services and investment management services; and

  - Offering our customers the convenience and advantages of Internet banking while targeting businesses that have been identified as Internet users to leverage our banking centers.

                                  THE OFFERING


      Common stock offered.......................  3,000,000 shares(1)

      Common stock to be issued in the Premier
        Bank acquisition.........................  818,182 shares(2)

      Common stock to be outstanding after the
        offering and the Premier Bank
        acquisition..............................  3,828,182 shares(3)

      Use of proceeds............................  To provide additional capital to Premier
                                                   Bank, redeem our outstanding preferred
                                                     stock, fund expansion and for other
                                                     general corporate purposes.

      Proposed Nasdaq National Market symbol.....  "RIVA"


---------------------------

(1) Does not include 450,000 shares which may be issued if the underwriters decide to exercise their over-allotment option.

(2) Based on an assumed initial public offering price of $11.00 per share.


(3) Includes 10,000 shares of our common stock outstanding prior to the offering. Does not include:


    - 500,000 shares of common stock reserved for issuance under our stock option plan, of which options to purchase 329,475 shares will be granted on the offering date;

    - warrants to purchase 115,798 shares which were issued to founders of Riva Bancshares;

    - warrants to purchase 100,000 shares which were issued to investors in a June 1998 private placement; and


    - warrants to purchase 350,000 shares to be issued to the Premier shareholders in connection with the merger.



   All of these outstanding options and warrants are exercisable at the initial public offering price, except for 210,000 warrants to be granted to Premier shareholders, which are exercisable at 120% of the initial public offering price.


Our temporary offices are located at 13004 Starbuck Road, St. Louis, Missouri 63141 and our telephone number is (314) 514-8491. We are currently in the process of negotiating for permanent office space in the St. Louis metropolitan area.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA


The following tables set forth the summary of selected consolidated financial data of Premier Bancshares and Riva Bancshares for the periods indicated. Premier Bancshares' selected consolidated financial data as of December 31, 1997 and 1998 and for each of the years ended December 31, 1996, 1997, and 1998 are derived from Premier Bancshares' consolidated financial statements, which have been audited by KPMG LLP, independent auditors. Riva Bancshares' selected financial data as of December 31, 1998 and for the period from May 1, 1998 (date of inception) to December 31, 1998 are derived from Riva Bancshares' financial statements, which have been audited by KPMG LLP, independent auditors. These selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Riva Bancshares' financial statements and notes and Premier Bancshares' consolidated financial statements and notes, and financial and other information included in other parts of this prospectus.



                                                       PREMIER BANCSHARES                               RIVA BANCSHARES
                                    ---------------------------------------------------------   -------------------------------
                                                                                SIX MONTHS         PERIOD FROM
                                    PERIOD FROM          YEARS ENDED               ENDED           MAY 1, 1998      SIX MONTHS
                                      APRIL 1-           DECEMBER 31,            JUNE 30,           (DATE OF           ENDED
                                    DECEMBER 31,   ------------------------   ---------------     INCEPTION) TO      JUNE 30,
                                        1995        1996     1997     1998     1998     1999    DECEMBER 31, 1998      1999
                                    ------------   ------   ------   ------   ------   ------   -----------------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
      SUMMARY INCOME STATEMENT:
        Interest income...........    $   515      $1,430   $2,175   $3,440   $1,431   $2,297        $    21          $    11
        Interest expense..........        302         883    1,309    2,090      884    1,350             --               --
                                      -------      ------   ------   ------   ------   ------        -------          -------
        Net interest income.......        213         547      866    1,350      547      947             21               11
        Provision for loan
          losses..................         64          80      112      292       74      105             --               --
                                      -------      ------   ------   ------   ------   ------        -------          -------
        Net interest income after
          provision for loan
          losses..................        149         467      754    1,058      473      842             21               11
        Noninterest income........         12          47       90      169       76       87             --               --
        Noninterest expense.......        324         627      736    1,196      553      858            143              259
                                      -------      ------   ------   ------   ------   ------        -------          -------
        Income (loss) before
          income tax expense......       (163)       (113)     108       31       (4)      71           (122)            (248)
        Income tax expense........         --          --       11        9       --       31             --               --
                                      -------      ------   ------   ------   ------   ------        -------          -------
        Net income (loss).........    $  (163)     $ (113)  $   97   $   22   $   (4)  $   40        $  (122)         $  (248)
                                      =======      ======   ======   ======   ======   ======        =======          =======
        Basic and dilutive
          earnings (loss) per
          share...................    $ (4.65)     $(3.54)  $ 2.99   $ 0.55   $(0.11)  $ 0.96        $(12.18)         $(24.83)
                                      =======      ======   ======   ======   ======   ======        =======          =======
      PERFORMANCE RATIOS:
        Net interest margin(1)....       7.13%       3.05%    3.32%    3.23%    2.95%    3.28%
        Efficiency ratio(2).......     140.00      122.02    87.25    97.48    88.83    82.95
        Average shareholders'
          equity to average
          assets..................      29.53       16.04    10.88     9.24     9.53     7.11
        Return on average
          assets..................      (2.04)      (0.58)    0.34     0.05    (0.02)    0.13
        Return on average
          shareholders' equity....      (6.91)      (3.60)    3.15     0.53    (0.23)    1.82


---------------------------

(1) Computed by dividing net interest income by average earning assets.

(2) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

                                                         PREMIER BANCSHARES                              RIVA BANCSHARES
                                        -----------------------------------------------------   ---------------------------------
                                                   AT DECEMBER 31,
                                        -------------------------------------        AT                AT                AT
                                         1995      1996      1997      1998     JUNE 30, 1999   DECEMBER 31, 1998   JUNE 30, 1999
                                        -------   -------   -------   -------   -------------   -----------------   -------------
                                                                         (dollars in thousands)
      SUMMARY BALANCE SHEET DATA:
       Investment securities..........  $ 5,398   $ 6,256   $ 5,418   $ 6,478      $ 9,397            $ --              $ --
       Loans, net.....................    6,264    15,206    23,342    41,171       49,164              --                --
       Earning assets.................   13,808    23,543    31,060    53,170       61,342             712               146
       Total assets...................   15,082    25,652    33,717    57,756       66,692             884               864
       Noninterest-bearing deposits...      341     2,576     1,478     2,817        3,014              --                --
       Total deposits.................   11,507    22,268    28,353    48,816       57,329              --                --
       Federal Home Loan Bank
         advances.....................       --        --       940     3,445        3,782              --                --
       Note payable...................      300       300     1,050       750          925              --                --
       Shareholders' equity...........  $ 3,191   $ 3,016   $ 3,222   $ 4,438      $ 4,335            $877              $629
                                        =======   =======   =======   =======      =======            ====              ====
      ASSET QUALITY RATIOS:
       Allowance for loan losses to
         total loans..................     1.00%     0.78%     0.89%     1.05%        1.01%
       Non-performing loans to total
         loans........................       --        --      0.69      0.23         0.37
       Net charge-offs to average
         loans........................       --      0.22      0.12      0.20         0.10
      CAPITAL RATIOS:
       Shareholders' equity to
         assets.......................    21.16%    11.76%     9.56%     7.68%        6.50%
       Total capital to risk-weighted
         assets.......................    38.75     18.63     18.17     11.62         9.79
       Tier 1 capital to risk-weighted
         assets.......................    38.00     17.92     17.06     10.57         8.80
       Tier 1 capital to average
         assets.......................    22.46     12.97     10.05      7.87         6.87

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks below and other information in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In this event, the trading price of our common stock could decline, and you may lose all or part of your investment.

RIVA BANCSHARES HAS NO OPERATING HISTORY UPON WHICH TO BASE AN ESTIMATE OF OUR FUTURE PERFORMANCE

We have no operating history on which to base any estimate of future performance. We incorporated Riva Bancshares on May 1, 1998 and have not engaged in any banking operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development. We are at risk of not successfully addressing the following:

  - expansion into our identified markets;

  - building our customer base;

  - developing and retaining customer loyalty;

  - responding to competitive developments;

  - attracting, retaining and motivating qualified management and employees;

  - maintaining efficient operations through outsourcing of back office operations; and

  - upgrading our technologies, products and services.

IF WE FAIL TO MANAGE GROWTH AS WE PURSUE OUR EXPANSION STRATEGY, IT COULD NEGATIVELY AFFECT OUR OPERATIONS

Failure to manage our growth effectively or failure to attract and retain qualified personnel could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy.

We intend to pursue an aggressive growth strategy and our results of operations will be affected by our ability to:

  - identify suitable markets;

  - build our customer base;

  - maintain credit quality;

  - attract sufficient deposits to fund our anticipated loan growth;

  - attract qualified bank management in each of our targeted markets;

  - negotiate agreements with acceptable terms for the acquisition of existing banks; and

  - maintain adequate regulatory capital.

WE WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THE OFFERING


We will have broad discretion in the application of the net proceeds of this offering. The timing and specific application of the net proceeds will remain in the sole discretion of our management. Upon completion of the offering, we intend to contribute approximately $20 million of the net proceeds to the capital of Riva Bank to enable Riva Bank to increase the size of its loan portfolio and to allow Riva Bank to make larger loans as a result of its increased regulatory lending limit, and to use approximately $1 million to redeem the outstanding Series A Preferred Stock. The remainder of the net proceeds will be applied in the future as needed to implement our business plan, including the opening of a banking center in the St. Louis market. We intend to accomplish our expansion primarily through the opening of additional banking centers in our identified markets, but our expansion in our target markets could include one or more acquisitions of existing financial institutions. You will not have the opportunity to evaluate the economic, financial and other relevant information which will be utilized by us in determining the application of such proceeds.

OUR SUCCESS LARGELY DEPENDS UPON THE SKILL AND EXPERIENCE OF OUR SENIOR MANAGEMENT TEAM

The success of our operations will depend upon the services of Richard C. Jensen, our President and Chief Executive Officer, as well as other senior officers and managers. The loss of any of these individuals could have a material adverse effect on our business, future prospects, financial condition or results of operations. We do not have key man life insurance with respect to any of our officers. Our future success also depends on our ability to identify, attract and retain qualified senior officers and other employees in our identified markets.

WE WILL BE VERY DEPENDENT ON THIRD PARTY SUPPLIERS

We are dependent on third parties to provide a number of our core processing functions. Our financial condition may suffer if the third parties we depend on for outsourcing our back office operations, data processing and other products and services either increase the cost of their services or fail to maintain the operational integrity of their networks. As a result, the failure of the systems of any of our third party providers could adversely affect our business operations and financial condition.

OUR RESULTS OF OPERATIONS WILL BE SIGNIFICANTLY AFFECTED BY THE ABILITY OF OUR BORROWERS TO REPAY THEIR LOANS

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

  - credit risks of a particular borrower;

  - changes in economic and industry conditions;

  - the duration of the loan; and

  - in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. Our focus on making these types of loans, especially our concentration in commercial real estate loans, will make us more susceptible to the risk of non-payment than other banks with a more diversified loan portfolio.

OUR FINANCIAL CONDITION AND OTHER RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO ABSORB ACTUAL LOSSES

There is no precise method of predicting loan losses. We can give no assurance that our allowance for loan losses will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on our financial condition and results of operations. We will attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We will periodically determine the amount of the allowance for loan losses based upon consideration of several factors, including:

  - an ongoing review of the quality, mix and size of the overall loan portfolio;

  - historical loan loss experience;

  - evaluation of non-performing loans;

  - assessment of economic conditions and their effects on the existing portfolio; and

  - the amount and quality of collateral, including guarantees, securing loans.

OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED BY OUR INABILITY TO ATTRACT SUFFICIENT DEPOSITS TO FUND OUR ANTICIPATED LOAN GROWTH

We anticipate that we will need to attract significant levels of deposits to fund our anticipated loan growth. Our ability to attract and maintain such deposit levels will depend on our ability to attract new deposit customers. To the extent that funds generated by our deposit customers are insufficient to fund our loan growth, we may need to raise additional funds through public or private financings. We can give no assurance that we would be able to obtain these funds on terms that are favorable to us.

WE MAY NOT BE ABLE TO EXPAND THROUGH BRANCHING OR FIND SUITABLE ACQUISITION CANDIDATES

We can give no assurance that we will be able to expand our existing market presence or successfully enter new markets. In entering new markets, we may encounter competitors with greater financial and operational resources. In our attempt to establish new branches of Riva Bank, we may be unable to find attractive locations, negotiate favorable lease terms, attract customers and may encounter additional problems experienced by new branches.

Although we intend to expand primarily through selective branch openings, we intend to evaluate potential acquisitions that would complement or expand our business. In doing so, we expect to compete with other potential bidders, many of which may have greater financial resources than we have. Failure to find suitable acquisition candidates or expand our market presence would adversely affect our ability to successfully implement our business strategy.

EVEN IF WE ARE ABLE TO FIND SUITABLE ACQUISITION CANDIDATES, WE MAY NOT BE ABLE TO INTEGRATE ACQUISITIONS WITH OUR EXISTING OPERATIONS

The process of opening new bank locations and evaluating, negotiating and integrating acquisition transactions will divert management time and resources. We can give no assurance that we will be able to integrate successfully or operate profitably any newly-established banking center or acquired financial institution. We may experience disruption and incur unexpected expenses in integrating these acquisitions. Failure to successfully integrate these acquisitions could negatively affect our operations.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO OBTAIN REGULATORY APPROVALS IN A TIMELY MANNER

The establishment of branches or the acquisitions of banks in our identified markets and other market areas will be subject to our receiving the necessary regulatory approvals. Premier Bank has applied for approval to open a branch in the St. Louis market. Failure to obtain this approval as well as future regulatory approvals in a timely manner could have a material adverse effect on our business, future prospects, financial condition or results of operations.

WE COULD BE ADVERSELY AFFECTED BY CHANGES IN THE LAW, ESPECIALLY CHANGES DEREGULATING THE BANKING INDUSTRY

We will operate in a highly regulated environment and will be subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the FDIC, and the Missouri Division of Finance. These regulations are generally intended to provide protection for depositors and customers rather than for the benefit of investors. We will be subject to changes in federal and state law, regulations, governmental policies, income tax laws and accounting principles. Deregulation could adversely affect the banking industry as a whole, including our operations. The effects of these changes could adversely affect our future operations.

INTEREST RATE VOLATILITY COULD SIGNIFICANTLY HARM OUR BUSINESS

Our results of operations will be materially affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. Our profitability will be dependent to a large extent on our net interest income, which is the difference between our income on interest-earning assets, such as loans, and our expense on interest-bearing liabilities, such as deposits. A change in market interest rates could adversely affect our earnings. Consequently, we will be particularly sensitive to interest rate fluctuations. As we plan to hold most of the loans we originate internally, we will face a greater risk of rapid changes in interest rates than banks which sell their loans in secondary markets.

WE WILL BE COMPETING WITH MANY LARGER FINANCIAL INSTITUTIONS WHICH HAVE FAR GREATER FINANCIAL RESOURCES THAN WE HAVE

Competition among financial institutions in the state of Missouri and our identified markets is intense. We will compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have greater financial resources and lending limits, larger branch networks, and are able to offer a broader range of products and services than we can. Failure to compete effectively for deposit, loan and other banking customers in our identified markets could have a material adverse effect on our business, future prospects, financial condition or results of operations.

IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, YOU MAY NOT BE ABLE TO SELL YOUR SHARES AS QUICKLY AS YOU MAY LIKE

There is no established public market for our common stock. We can not guarantee:

  - that any market for our common stock will develop;

  - that any market for our common stock that develops will be liquid;

  - that you will be able to sell the common stock you buy in this offering; or

  - that you will be able to sell the common stock you buy in this offering at any particular price.

Although we expect to have our common stock approved for quotation on The Nasdaq National Market, an active trading market may not develop or continue after this offering.

FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS THE PRICE OF OUR COMMON STOCK


Sales of a substantial number of shares of common stock in the public market following this offering, or the perception that sales could occur, could adversely affect the market price for our common stock. After the offering, we will have approximately 3,828,182 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming that 818,182 shares will be issued in the merger). In addition, we have a stock option plan under which we have reserved options to purchase 500,000 shares of our common stock as well as outstanding warrants to purchase 565,798 shares of common stock. Of the 3,828,182 shares which will be outstanding after the offering, the 3,000,000 shares being sold in this offering will be eligible for sale in the open market without restriction, except for shares purchased by "affiliates" of Riva Bancshares. 10,000 shares of common stock will be "restricted securities" as that term is defined in Rule 144 of the Securities Act of 1933 and will become eligible for sale pursuant to Rule 144 approximately 90 days after the closing of the merger. Upon completion of the merger our officers, and directors and existing shareholders hold an aggregate of approximately 375,000 shares of common stock and have agreed not to sell any of their shares for 180 days following the closing of the offering without the prior written consent of the underwriters. Following the expiration of this 180-day lock-up period, these shares will be eligible for sale in the public market subject to compliance with certain volume limitations and other conditions of Rule 144. The market price of the common stock could be materially adversely affected by the sale or availability for sale of shares now held by our existing shareholders or of shares which may be issued under our stock option plan.


FUTURE SALES OF OUR COMMON STOCK BY SHAREHOLDERS OF PREMIER BANCSHARES COULD DEPRESS THE PRICE OF OUR COMMON STOCK


Sales of a substantial number of shares of our common stock by shareholders of Premier Bancshares following the offering could adversely affect the market price for our common stock. Assuming an initial public offering price of $11.00 per share, in connection with the acquisition of Premier, approximately 818,182 shares of our common stock will be issued to shareholders of Premier Bancshares which will be approximately 21% of the outstanding shares after the offering. Under the terms of the merger agreement, these 818,182 shares may be sold in increasing amounts during the 120-day period following the offering.

After this 120-day period, all Premier Bancshares' shareholders, except affiliates, will be able to sell their shares without restriction.


In addition, the directors and executive officers of Premier have agreed not to sell any of their shares for 180 days following the offering. Following the expiration of this 180-day lock period, these shares will be eligible for sale in the public market subject to compliance with certain volume limitations and other conditions of Rule 145 of the Securities Act of 1933.


OUR SUCCESS WILL BE DEPENDENT UPON ECONOMIC CONDITIONS IN MISSOURI AND THE SURROUNDING STATES

Our success will significantly depend upon economic conditions in Missouri and the markets in which we will operate. A prolonged economic downturn or recession in Missouri or in any of our identified markets, could cause our non-performing assets to increase, which would cause operating losses, impaired liquidity and the erosion of capital. Such an economic dislocation or recession could result from a variety of causes, including a prolonged downturn in various industries upon which these markets depend, or natural disasters such as floods, tornadoes or earthquakes. Future adverse changes in the Missouri economy or the local economies of our identified markets could have a material adverse effect on our business, future prospects, financial condition or results of operations.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK FOR THE FORESEEABLE FUTURE

We intend to retain any earnings to enhance Riva Bank's capital structure for the foreseeable future. As a holding company, Riva Bancshares will have no significant independent sources of revenue. The principal source of funds to pay dividends on our common stock, to service indebtedness and to fund operations will be cash dividends and other payments that we receive from Riva Bank. Accordingly, any dividends paid to our shareholders will depend on Riva Bank's earnings, capital requirements, financial conditions and other factors considered relevant by our board of directors.

WE WILL BE RESTRICTED IN OUR ABILITY TO PAY DIVIDENDS TO OUR SHAREHOLDERS


Premier Bank, which is a Missouri state-chartered bank, is restricted in its ability to pay dividends under state banking laws and regulations. As of June 30, 1999, Premier Bank was unable to pay cash dividends on its common stock without regulatory approval. In addition, sound banking practices require the maintenance of adequate levels of capital. Federal regulatory authorities have adopted standards for the maintenance of capital of banks, and adherence to such standards may further limit the ability of banks to pay dividends. Therefore, any money which is used to provide additional capital for Riva Bank after the acquisition will be difficult for the holding company to recapture for its own purposes.


OUR ABILITY TO EFFECTIVELY TARGET THE INTERNET BANKING MARKET WILL LARGELY DEPEND ON OUR ABILITY TO IMPLEMENT THESE SERVICES AND REMAIN COMPETITIVE WITH OTHER BANKS OFFERING SUCH SERVICES

The success of our Internet banking products and services will depend in large part on our ability to implement and maintain the appropriate technology. This includes finding a competitive provider of these services as well as our ability to remain competitive with banks that are already using the Internet. If we are unable to implement and maintain the appropriate technology efficiently, it could affect our results of operations and our ability to compete with financial institutions. In addition, as we will specifically target those businesses which will be more likely to use the Internet for their banking needs, the success of our Internet banking focus will be linked to the overall success of the Internet.

IT IS POSSIBLE THAT OUR COMPUTER SYSTEMS, OR THOSE OF OUR DATA PROCESSING VENDOR, WILL FAIL TO OPERATE PROPERLY BEGINNING JANUARY 1, 2000

As the year 2000 approaches, an important business issue has emerged regarding existing application software programs and operating systems. Many existing application software and operating products were designed to accommodate only a two-digit year. For example, "99" is stored on the system to represent 1999. As a result, any computer programs or equipment that are date dependent may recognize a date using "00" as the year 1900 rather than 2000. The business of many of our customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by our customers in connection with the century change could negatively affect such customer's ability to repay loans. External factors, including electric and telephone service, are beyond our control and the failure of such systems could have a material adverse effect on us, our customers and third parties on whom we will rely for our day-to-day operations. Premier Bank uses Computer Services Incorporated, a third-party vendor, to provide its primary banking applications, including core processing systems. In the event that Premier, CSI or its other significant vendors or loan customers do not successfully and timely achieve Year 2000 compliance, our business, future prospects, financial condition or results of operations could be materially adversely affected.

THE MARKET PRICE OF OUR COMMON STOCK AFTER THE OFFERING MAY BE INFLUENCED BY A NUMBER OF FACTORS WHICH ARE BEYOND OUR CONTROL

If a market develops for our common stock after this offering, the price for the common stock will be determined in the market and may be influenced by a number of factors beyond our control. These factors include:

  - depth and liquidity of the market;

  - investor perceptions of our company;

  - changes in conditions or trends in the banking industry or in the industries of our significant customers;

  - publicly traded comparable companies; and

  - general economic and political conditions.

OUR RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER WHICH MAY AFFECT THE PRICE OF OUR COMMON STOCK

The trading price of our common stock could be subject to significant fluctuations in response to quarterly variations in our actual or anticipated operating results, changes in general market conditions and other factors. In particular, our quarterly revenues will be difficult to forecast and our expected expense levels are based in part on our expansion strategy in anticipation of loan growth and revenues generated from the new banking centers. If our revenue levels are below expectations, we may be unable or unwilling to reduce expenses proportionately and our operating results would likely be adversely affected. Therefore, prior to the full implementation of our business strategy, we believe that period to period comparisons of our results may not be as meaningful as those of a company with a history of operations and should not be relied upon as indications of future performance. It is possible that in future quarters our operating results will be below the expectations of public market analysts and investors. If this happens, the market price of our common stock would likely be negatively affected. In recent years, significant price and volume fluctuations have occurred in the stock prices of companies that often have been unrelated or disproportionate to their operating performance. We can give no assurance that the market price of our common stock will not decline below the public offering price.

OUR CERTIFICATE OF INCORPORATION CONTAINS PROVISIONS WHICH COULD SERVE TO DETER OR PREVENT TAKE-OVER ATTEMPTS BY A POTENTIAL PURCHASER OF SHARES OF OUR COMMON STOCK WHO WOULD BE WILLING TO PAY A PREMIUM OVER MARKET PRICE

Our Certificate of Incorporation contains provisions which give the board of directors the ability to deter or prevent a merger with a third party, even if the owners of a majority of the common stock were to favor such a transaction. Our Certificate of Incorporation also authorizes the board of directors to issue a series of preferred stock without shareholder action. The issuance of preferred stock could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, a controlling interest in our company, and could adversely affect the voting power or other rights of holders of the common stock. In addition, our Certificate of Incorporation establishes a staggered board of directors, which means that only one-third of the members of our board of directors is elected each year and each director serves for a term of three years. These provisions make it more difficult for a third party to achieve a change in control in our company without approval of the board of directors. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over market prices.

AS AN INVESTOR IN THE OFFERING, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION


Purchasers in the offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Without taking into account any changes in net tangible book value after June 30, 1999, other than to give effect to the issuance of an estimated 818,182 shares in the merger and the sale of 3,000,000 shares of common stock in this offering, based upon an initial public offering price of $11.00 per share (the mid-point of the estimated range) and after deducting the underwriting discount and the estimated offering expenses, our net tangible book value at June 30, 1999 would have been approximately $34.2 million or $8.92 per share. This represents an immediate increase in net tangible book value of $45.92 per share to the existing shareholders and an immediate dilution in the net tangible book value of $2.08 to investors purchasing shares in the offering.


                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." They include information concerning:

  - growth and acquisition strategy;

  - liquidity and capital expenditures;

  - use of proceeds of the offering;

  - financing plans;

  - industry trends; and

  - payment of dividends.

You can identify these statements by use of terms such as "expect," "believe," "goal," "plan," "intend," "estimate," "may," and "will" or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the "Risk Factors" section and other parts of this prospectus, that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 3,000,000 shares of common stock will be approximately $30.2 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by Riva Bancshares will be approximately $34.8 million. "Net proceeds" is what we expect to receive after paying the underwriting discount and offering expenses. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $11.00 per share.

Of the net proceeds we receive in this offering, we anticipate using approximately $20 million to provide Premier Bank with additional capital which will enable Premier Bank to increase the size of its loan portfolio and allow Premier Bank to make larger loans as a result of its increased regulatory lending limit. The additional $20 million in capital will provide Riva Bank with the additional financial resources to initially fund our banking operations and to attract additional management to staff our new banking offices as we expand into our identified markets.



Of the remaining net proceeds for which we have identified uses, we anticipate using:


  - $999,000 to redeem the outstanding 99,900 shares of Series A Preferred Stock; and


  - $90,000 to pay a finder's fee to an affiliate in connection with the acquisition of Premier Bank.


The remaining net proceeds will be retained at the holding company level to fund our expansion primarily through branching, including the opening of a banking center in the St. Louis market, and the acquisition of existing banks in Missouri and the adjacent states and for other general corporate purposes. Pending these uses, we will invest the net proceeds of the offering in short-term, interest-bearing investment-grade securities, certificates of deposits or guaranteed obligations of the United States.


Our Series A Preferred Stock was issued in June 1998 to a group of European investors to provide capital primarily to support our start-up costs. Our directors and officers and their affiliates do not own any shares of the Series A Preferred Stock. We intend to redeem the Series A Preferred Stock at a redemption price of $10.00 per share after this offering. In addition, we intend to pay a $90,000 finder's fee to T. Stephen Johnson & Associates, Inc., an affiliate of ours, in connection with the acquisition of Premier. The finder's fee represents one percent of the purchase price of Premier.


Other than the acquisition of Premier, we have no understandings or agreements with respect to any acquisition.

                                DIVIDEND POLICY

We have not declared or distributed any dividends to our shareholders since we incorporated. Our board of directors intends, for the foreseeable future, to follow a policy of retaining any earnings to provide funds to operate and expand our businesses. Therefore, it is not likely that any cash dividends on the common stock will be declared for the foreseeable future.


Because Riva Bancshares' principal operations will be conducted through Riva Bank, if we decide to pay dividends, Riva Bancshares will generate cash to pay dividends primarily through dividends paid to the holding company from Riva Bank. Accordingly, any dividends paid to our shareholders will depend on Riva Bank's earnings, capital requirements, financial condition and other factors considered relevant by our board of directors. Premier Bank, which is a Missouri state-chartered bank, is currently restricted in its ability to pay dividends under state banking laws and regulations. As of June 30, 1999, Premier Bank was unable to pay cash dividends on its common stock without regulatory approval. Under Missouri law, a Missouri state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, after deducting expenses and losses. A Missouri state bank whose surplus account for each dividend period does not equal at least 40% of the amount of its capital is required to transfer to its surplus account 10% of its net income for such dividend period. Retained earnings in excess of any such required transfer to surplus are available for dividends. In addition, sound banking practices require the maintenance of adequate levels of capital. Federal regulatory authorities have adopted standards for the maintenance of capital of banks, and adherence to such standards may further limit the ability of banks to pay dividends.

                                 CAPITALIZATION

The following table shows:


  - the capitalization of Riva Bancshares as of June 30, 1999;



  - the capitalization of Riva Bancshares on a pro forma basis to reflect the issuance of an estimated 818,182 shares in connection with the acquisition of Premier (at an assumed initial public offering price of $11.00 per share); and



  - the capitalization of Riva Bancshares on a pro forma basis, as adjusted to reflect the issuance of an estimated 818,182 shares in connection with the acquisition of Premier, the sale of 3,000,000 shares of common stock in this offering (at an assumed initial public offering price of $11.00 per share), the repurchase of 99,900 shares of preferred stock at a redemption price of $10.00 per share.


The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Riva Bancshares' financial statements and notes and Premier's consolidated financial statements and notes and financial and other information included in other parts of this prospectus.


                                                                            JUNE 30, 1999
                                                        ------------------------------------------------------
                                                                                                  PRO FORMA
                                                                              PRO FORMA          AS ADJUSTED
                                                                          FOR ACQUISITION OF   FOR ACQUISITION
                                                        RIVA BANCSHARES        PREMIER          AND OFFERING
                                                        ---------------   ------------------   ---------------
                                                                            (in thousands)
      Shareholders' equity:
        Preferred stock, $.01 par value per share;
           1,000,000 shares authorized; 99,900, 99,900
           and 0 shares issued and outstanding........      $   999             $  999             $    --
        Common stock, $.01 par value per share;
           20,000,000 shares authorized; 10,000,
           828,182 and 3,828,182 shares issued and
           outstanding(1).............................           --                  8                  38
        Additional paid-in capital....................           --              4,327              34,487
        Warrants to acquire 215,798 shares of common
           stock at the initial public offering
           price......................................           --                108                 108
        Retained earnings (accumulated deficit).......         (370)              (151)               (151)
        Accumulated other comprehensive loss..........           --               (109)               (109)
                                                            -------             ------             -------
           Total shareholders' equity.................      $   629             $5,182             $34,373
                                                            =======             ======             =======


---------------------------


(1) Excludes 500,000 shares reserved for issuance under our stock option plan and 355,798 shares issuable upon the exercise of the warrants, all of which are exercisable at the initial public offering price and 210,000 shares issuable upon the exercise of warrants, which are exercisable at 120% of the initial public offering price.

                                    DILUTION


Riva Bancshares' net tangible book value at June 30, 1999 was approximately $(370,000) or $(37.00) per share of common stock. Net tangible book value per share represents the amount of our total assets less intangible assets and total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to:


  - the sale of 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and the use of proceeds from the offering; and


  - the issuance of an estimated 818,182 shares in connection with the acquisition of Premier our pro forma net tangible book value at June 30, 1999 would have been $34.2 million or $8.92 per share of common stock. This represents an immediate increase in such pro forma net tangible book value of $45.92 per share to our existing shareholders, an immediate increase in the pro forma net tangible book value of $3.62 per share to shareholders of Premier Bancshares and an immediate dilution in the pro forma net tangible book value of $2.08 per share to investors purchasing shares of common stock in the offering.


The following table illustrates the resulting per share dilution to new investors:


Assumed initial public offering price per share(1)..........            $11.00
  Net tangible book value per share at June 30, 1999........  $(37.00)
  Increase per share attributable to Premier Bancshares'
     shareholders...........................................    41.79
  Increase per share attributable to new investors(2).......     4.13
                                                              -------
Pro forma net tangible book value per share after the
  offering..................................................              8.92
                                                                        ------
Dilution per share to new investors(3)......................            $ 2.08
                                                                        ======


---------------------------

(1) Before deducting the underwriting discount and estimated offering expenses payable by us.

(2) After deducting the underwriting discount and estimated offering expenses payable by us.

(3) Excludes 500,000 shares of common stock reserved for issuance under our stock option plan and 215,798 shares issuable upon exercise of the warrants.


The following table summarizes, on a pro forma basis as of June 30, 1999, the number of shares of common stock purchased from Riva Bancshares and the total consideration paid, and the average per share consideration paid to Riva Bancshares by existing shareholders, shareholders of Premier Bancshares and by new investors purchasing the shares of common stock in this offering, assuming an initial public offering price of $11.00 per share:



                                     SHARES PURCHASED       TOTAL CONSIDERATION
                                    -------------------    ---------------------   AVERAGE PRICE
                                     NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                    ---------   -------    -----------   -------   -------------
Existing shareholders.............     10,000     0.26%    $        --       --%      $ 0.01
Premier Bancshares'
  shareholders....................    818,182    21.37       4,335,101    11.61         5.30
New investors.....................  3,000,000    78.37      33,000,000    88.39        11.00
                                    ---------   ------     -----------   ------
     Total........................  3,828,182   100.00%    $37,335,101   100.00%
                                    =========   ======     ===========   ======

                      SELECTED CONSOLIDATED FINANCIAL DATA


The following tables set forth selected consolidated financial data of Premier Bancshares and Riva Bancshares for the periods indicated. Premier Bancshares' selected consolidated financial data as of December 31, 1997 and 1998 and for each of the years ended December 31, 1996, 1997 and 1998 are derived from Premier Bancshares' consolidated financial statements, which have been audited by KPMG LLP, independent auditors. Riva Bancshares' selected financial data as of December 31, 1998 and for the period from May 1, 1998 (date of inception) to December 31, 1998 are derived from Riva Bancshares' financial statements, which have been audited by KPMG LLP, independent auditors. These selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Riva Bancshares' financial statements and notes, Premier Bancshares' consolidated financial statements and notes, and financial and other information included in other parts of this prospectus.


                                                 PREMIER BANCSHARES
                             -----------------------------------------------------------
                             PERIOD FROM                               SIX MONTHS ENDED
                              APRIL 1 -     YEARS ENDED DECEMBER 31,       JUNE 30,
                             DECEMBER 31,   ------------------------   -----------------
                                 1995        1996     1997     1998     1998      1999
                             ------------   ------   ------   ------   -------   -------
                                    (dollars in thousands, except per share data)
      SUMMARY INCOME
        STATEMENT:
      Interest income......     $  515      $1,430   $2,175   $3,440   $1,431    $2,297
      Interest expense.....        302         883    1,309    2,090      884     1,350
                                ------      ------   ------   ------   ------    ------
      Net interest
        income.............        213         547      866    1,350      547       947
      Provision for loan
        losses.............         64          80      112      292       74       105
                                ------      ------   ------   ------   ------    ------
      Net interest income
        after provision for
        loan losses........        149         467      754    1,058      473       842
      Noninterest income...         12          47       90      169       76        87
      Noninterest
        expense............        324         627      736    1,196      553       858
                                ------      ------   ------   ------   ------    ------
      Income (loss) before
        income tax
        expense............       (163)       (113)     108       31       (4)       71
      Income tax expense...         --          --       11        9       --        31
                                ------      ------   ------   ------   ------    ------
      Net income (loss)....     $ (163)     $ (113)  $   97   $   22   $   (4)   $   40
                                ======      ======   ======   ======   ======    ======
      Basic and dilutive
        earnings (loss) per
        share..............     $(4.65)     $(3.54)  $ 2.99   $ 0.55   $(0.11)   $ 0.96
                                ======      ======   ======   ======   ======    ======
      PERFORMANCE RATIOS:
      Net interest
        margin(1)..........       7.13%       3.05%    3.32%    3.23%    2.95%     3.28%
      Efficiency
        ratio(2)...........     140.00      122.02    87.25    97.48    88.83     82.95
      Average shareholders'
        equity to average
        assets.............      29.53       16.04    10.88     9.24     9.53      7.11
      Return on average
        assets.............      (2.04)      (0.58)    0.34     0.05    (0.02)     0.13
      Return on average
        shareholders'
        equity.............      (6.91)      (3.60)    3.15     0.53    (0.23)     1.82

                                           RIVA BANCSHARES
                             --------------------------------------------
                                     PERIOD FROM
                                     MAY 1, 1998             SIX MONTHS
                                (DATE OF INCEPTION) TO          ENDED
                                  DECEMBER 31, 1998         JUNE 30, 1999
                             ----------------------------   -------------
                             (dollars in thousands, except per share data)
      SUMMARY INCOME
        STATEMENT:
      Interest income......            $    21                 $    11
      Interest expense.....                 --                      --
                                       -------                 -------
      Net interest
        income.............                 21                      11
      Provision for loan
        losses.............                 --                      --
                                       -------                 -------
      Net interest income
        after provision for
        loan losses........                 21                      11
      Noninterest income...                 --                      --
      Noninterest
        expense............                143                     259
                                       -------                 -------
      Income (loss) before
        income tax
        expense............               (122)                   (248)
      Income tax expense...                 --                      --
                                       -------                 -------
      Net income (loss)....            $  (122)                $  (248)
                                       =======                 =======
      Basic and dilutive
        earnings (loss) per
        share..............            $(12.18)                $(24.83)
                                       =======                 =======
      PERFORMANCE RATIOS:
      Net interest
        margin(1)..........
      Efficiency
        ratio(2)...........
      Average shareholders'
        equity to average
        assets.............
      Return on average
        assets.............
      Return on average
        shareholders'
        equity.............


---------------------------

(1) Computed by dividing net interest income by average earning assets.

(2) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

                                                         PREMIER BANCSHARES                              RIVA BANCSHARES
                                        -----------------------------------------------------   ---------------------------------
                                                   AT DECEMBER 31,
                                        -------------------------------------        AT                AT                AT
                                         1995      1996      1997      1998     JUNE 30, 1999   DECEMBER 31, 1998   JUNE 30, 1999
                                        -------   -------   -------   -------   -------------   -----------------   -------------
                                                                         (dollars in thousands)
      SUMMARY BALANCE SHEET DATA:
        Investment securities.........  $ 5,398   $ 6,256   $ 5,418   $ 6,478      $ 9,397            $ --              $ --
        Loans, net....................    6,264    15,206    23,342    41,171       49,164              --                --
        Earning assets................   13,808    23,543    31,060    53,170       61,342             712               146
        Total assets..................   15,082    25,652    33,717    57,756       66,692             884               864
        Noninterest-bearing
          deposits....................      341     2,576     1,478     2,817        3,014              --                --
        Total deposits................   11,507    22,268    28,353    48,816       57,329              --                --
        Federal Home Loan Bank
          advances....................       --        --       940     3,445        3,782              --                --
        Note payable..................      300       300     1,050       750          925              --                --
        Shareholders' equity..........  $ 3,191   $ 3,016   $ 3,222   $ 4,438      $ 4,335            $877              $629
                                        =======   =======   =======   =======      =======            ====              ====
      ASSET QUALITY RATIOS:
        Allowance for loan losses to
          total loans.................     1.00%     0.78%     0.89%     1.05%        1.01%
        Non-performing loans to total
          loans.......................       --        --      0.69      0.23         0.37
        Net charge-offs to average
          loans.......................       --      0.22      0.12      0.20         0.10
      CAPITAL RATIOS:
        Shareholders' equity to
          assets......................    21.16%    11.76%     9.56%     7.68%        6.50%
        Total capital to risk-weighted
          assets......................    38.75     18.63     18.17     11.62         9.79
        Tier 1 capital to
          risk-weighted assets........    38.00     17.92     17.06     10.57         8.80
        Tier 1 capital to average
          assets......................    22.46     12.97     10.05      7.87         6.87

                            PRO FORMA FINANCIAL DATA


The unaudited pro forma summary income statement data set forth below assumes that Riva Bancshares was formed on January 1, 1998 and gives effect to the acquisition of Premier Bancshares as if the acquisition had occurred on January 1, 1998 and was accounted for as a reverse acquisition. The unaudited pro forma summary balance sheet data set forth below assumes that Riva Bancshares was formed on the date indicated. The pro forma financial data set forth below does not include the effects of this offering. The pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Riva Bancshares' financial statements and notes, Premier Bancshares' consolidated financial statements and notes, and financial and other information included elsewhere in this prospectus. The pro forma results are not necessarily indicative of the results that would have been achieved had the acquisition of Premier Bank occurred on January 1, 1998, or of future operations.


                              RIVA             PREMIER                           RIVA
                           BANCSHARES         BANCSHARES                      BANCSHARES
                       -------------------   ------------                    -------------
                           PERIOD FROM
                           MAY 1, 1998
                       (DATE OF INCEPTION)    YEAR ENDED
                               TO            DECEMBER 31,     PRO FORMA        PRO FORMA
                        DECEMBER 31, 1998        1998       ADJUSTMENTS(1)   CONSOLIDATED
                       -------------------   ------------   --------------   -------------
                                      (in thousands, except per share data)
SUMMARY INCOME
 STATEMENT DATA:
 Interest income.....  21....$.......          $ 3,440          $  --           $ 3,461
 Interest expense....  --...........             2,090             --             2,090
                             -------           -------          -----           -------
 Net interest
   income............  21...........             1,350             --             1,371
 Provision for loan
   losses............  --...........               292             --               292
                             -------           -------          -----           -------
 Net interest income
   after provision
   for loan losses...             21             1,058             --             1,079
 Noninterest
   income............             --               169             --               169
 Noninterest
   expense...........            143             1,196            120             1,459
                             -------           -------          -----           -------
 Income (loss) before
   income tax
   expense...........           (122)               31           (120)             (211)
 Income tax
   expense...........             --                 9             --                 9
                             -------           -------          -----           -------
 Net income (loss)...        $  (122)          $    22          $(120)          $  (220)
                             =======           =======          =====           =======
 Basic and dilutive
   earnings (loss)
   per share.........        $(12.18)          $  0.55                          $ (0.27)(2)
                             =======           =======                          =======
SUMMARY BALANCE SHEET
 DATA:
 Investment
   securities........        $    --           $ 6,478          $  --           $ 6,478
 Loans, net..........             --            41,171             --            41,171
 Earning assets......            712            53,170             --            53,882
 Intangible asset....             --                --            218               218
 Total assets          884..........            57,756            218            58,858
 Noninterest-bearing
   deposits..........             --             2,817             --             2,817
 Total deposits......             --            48,816             --            48,816
 Federal Home
Loan Bank advances...             --             3,445             --             3,445
 Note payable........             --               750             --               750
 Shareholders'
   equity............            877             4,438            218             5,533


                            RIVA           PREMIER
                         BANCSHARES       BANCSHARES                      RIVA BANCSHARES
                       --------------   --------------                    ---------------
                         SIX MONTHS       SIX MONTHS
                           ENDED            ENDED          PRO FORMA         PRO FORMA
                       JUNE 30, 1999    JUNE 30, 1999    ADJUSTMENTS(1)    CONSOLIDATED
                       --------------   --------------   --------------   ---------------
                                     (in thousands, except per share data)
SUMMARY INCOME
 STATEMENT DATA:
 Interest income.....     $    11          $ 2,297            $ --            $ 2,308
 Interest expense....          --            1,350              --              1,350
                          -------          -------            ----            -------
 Net interest
   income............          11              947              --                958
 Provision for loan
   losses............          --              105              --                105
                          -------          -------            ----            -------
 Net interest income
   after provision
   for loan losses...          11              842              --                853
 Noninterest
   income............          --               87              --                 87
 Noninterest
   expense...........         259              858              50              1,167
                          -------          -------            ----            -------
 Income (loss) before
   income tax
   expense...........        (248)              71             (50)              (227)
 Income tax
   expense...........          --               31              --                 31
                          -------          -------            ----            -------
 Net income (loss)...     $  (248)         $    40            $(50)           $  (258)
                          =======          =======            ====            =======
 Basic and dilutive
   earnings (loss)
   per share.........     $(24.83)         $  0.96                            $ (0.31)(2)
                          =======          =======                            =======
SUMMARY BALANCE SHEET
 DATA:
 Investment
   securities........     $    --          $ 9,397            $ --            $ 9,397
 Loans, net..........          --           49,164              --             49,164
 Earning assets......         146           61,342              --             61,488
 Intangible asset....          --               --             218                218
 Total assets                 864           66,692             218             67,774
 Noninterest-bearing
   deposits..........          --            3,014              --              3,014
 Total deposits......          --           57,329              --             57,329
 Federal Home
Loan Bank advances...          --            3,782              --              3,782
 Note payable........          --              925              --                925
 Shareholders'
   equity............         629            4,335             218              5,182


---------------------------


(1) In connection with the sale of units to certain investors and the sale of shares of common stock and granting of warrants to the founders of Riva Bancshares, goodwill in the amount of $217,799 is reflected in the pro forma financial statements. The goodwill is being amortized on an accelerated basis over three years, the term of the employment contracts of the key members of Riva Bancshares management.



(2) Pro forma earnings (loss) per share have been computed based on an estimated 828,182 shares of common stock outstanding, which includes 818,182 shares of common stock to be issued to the shareholders of Premier in connection with the merger and 10,000 shares of common stock of Riva Bancshares which are currently outstanding.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RIVA BANCSHARES, INC.


Riva Bancshares was incorporated on May 1, 1998 to acquire or establish a bank in Missouri. Prior to the acquisition of Premier, Riva Bancshares will have no operating activities. The acquisition of Premier will be closed immediately prior to the closing of the offering. Upon completion of the merger, Premier's shareholders will own greater than 50% of the outstanding common stock of Riva Bancshares, excluding the issuance of the shares in connection with the offering. Accordingly, the merger will be accounted for as if Premier had acquired Riva Bancshares, the consolidated financial statements of Premier will become the historical consolidated financial statements of Riva Bancshares.


Riva Bancshares has funded its start-up and organization costs through the sale of units, consisting of common stock, preferred stock and warrants to purchase shares of common stock. Riva Bancshares operated as a development company and had no operating revenue during 1998. Costs incurred by Riva Bancshares during 1998 primarily related to costs associated with its formation, the development of its business plan and identification of a potential merger candidate. At December 31, 1998, the assets of Riva Bancshares consisted solely of the remaining proceeds from the sale of units. Accordingly, Management's Discussion and Analysis of Financial Condition and Results of Operations of Riva Bancshares at December 31, 1998 and for the period then ended is not included in this prospectus.

PREMIER BANCSHARES, INC.

Management believes that the acquisition of Premier will enable Riva Bancshares to implement its strategy in the Jefferson City, Columbia and St. Louis market areas and provide a platform for further expansion into other identified markets. The purpose of the following discussion is to focus on significant changes in the results of operations and the financial condition of Premier during the three years ended December 31, 1996, 1997 and 1998. This discussion and analysis is intended to supplement information contained in the accompanying consolidated financial statements and the selected financial data and other financial information presented elsewhere in this prospectus.

SUMMARY

In April, 1998, Premier opened a branch in Columbia, Missouri. Due primarily to the one-time start-up costs related to this opening, the increased general expenses associated with operating an additional branch, and additional provision for loan losses resulting from the growth in Premier's loan portfolio, Premier's net income for 1998 decreased $75,000, or 76.9%, to $22,000 from $97,000 in 1997, an increase of $210,000 from the 1996 net loss of $113,000.
Basic and dilutive earnings (loss) per share were $0.55 for 1998, $2.99 for 1997 and $(3.54) in 1996. 1996 was the first full year of operations for Premier. Losses or reduced earnings are typical for banks during start-up periods. The basic and dilutive earnings (loss) per share amounts are based upon Premier's historical weighted average number of shares outstanding and do not reflect any pro forma adjustments relating to the offering or the exchange of shares upon consummation of the merger.

The decrease in net income from 1997 to 1998 was primarily attributable to increased noninterest expense and provision for loan losses, partially offset by increased net interest income and noninterest income. Noninterest expense increased $460,000, or 62.6%, from $736,000 in 1997 to $1.2 million in 1998. The provision for loan losses increased $180,000, or 159.8%, from $112,000 in 1997 to $292,000 in 1998. Net interest income increased $484,000 to $1.4 million in 1998 from $866,000 in 1997. Noninterest income increased $79,000, or 88.7%, to $169,000 in 1998 from $90,000 in 1997.

Total assets at December 31, 1998 were $57.8 million, an increase of $24.0 million, or 71.3%, over total assets of $33.7 million at December 31, 1997. Loans, net increased 76.4% to $41.2 million at

December 31, 1998, from $23.3 million at December 31, 1997. Total deposits increased 72.7% to $48.8 million at December 31, 1998 from $28.4 million at December 31, 1997.

Shareholders' equity increased to $4.4 million at December 31, 1998 from $3.2 million at December 31, 1997. This increase was attributable to the proceeds from the issuance of 9,231 additional shares of common stock totaling $1.2 million, retained net income of $22,000, and an increase in accumulated other comprehensive income resulting from unrealized gains on debt and marketable equity securities available-for-sale of $26,000, partially offset by the purchase of 240 shares of treasury stock for $32,000.

The operating performance of Premier is reflected in the calculations of net income as a percentage of average total assets ("Return on Average Assets") and net income as a percentage of average shareholders' equity ("Return on Average Equity"). During 1998, the Return on Average Assets and Return on Average Equity were 0.05% and 0.53%, respectively, compared to 0.34% and 3.15%, respectively, during 1997. Premier's ratio of total shareholders' equity to total assets decreased to 7.68% at December 31, 1998 from 9.55% at December 31, 1997.

RESULTS OF OPERATIONS

  Net Interest Income

The following table sets forth, for the periods indicated, information related to Premier's average balance sheet, its yields on average earning assets and its average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

                                                                  YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------------------------
                                              1996                          1997                          1998
                                   ---------------------------   ---------------------------   ---------------------------
                                             INTEREST                      INTEREST                      INTEREST
                                   AVERAGE   INCOME/    YIELD/   AVERAGE   INCOME/    YIELD/   AVERAGE   INCOME/    YIELD/
                                   BALANCE   EXPENSE     RATE    BALANCE   EXPENSE     RATE    BALANCE   EXPENSE     RATE
                                   -------   --------   ------   -------   --------   ------   -------   --------   ------
                                                                   (dollars in thousands)
                                                                           ASSETS
      Earning assets:
        Loans(1).................  $10,856    $1,008     9.29%   $19,212    $1,750     9.11%   $31,734    $2,850     8.98%
        Securities and interest-
          bearing deposits(2)....    5,857       359     6.13      5,670       356     6.29      6,474       408     6.29
        Federal funds sold.......    1,225        63     5.12      1,245        69     5.52      3,621       182     5.03
                                   -------    ------             -------    ------             -------    ------
          Total earning assets...   17,938     1,430     7.97     26,127     2,175     8.33     41,829     3,440     8.22
      Cash and due from banks....      375                           571                         1,111
      Premises and equipment,
        net......................    1,168                         1,382                         1,895
      Other assets...............      204                           383                           811
      Allowance for loan
        losses...................      (93)                         (157)                         (290)
                                   -------                       -------                       -------
          Total assets...........  $19,592                       $28,306                       $45,356
                                   =======                       =======                       =======

                                                            LIABILITIES AND SHAREHOLDERS' EQUITY
      Interest-bearing
        liabilities:
        NOW......................  $   429    $   13     3.05%   $   654    $   20     3.07%   $   828    $   22     2.69%
        Money market deposits....    1,534        67     4.38      2,339       104     4.43      3,762       149     3.96
        Savings deposits.........    1,681        87     5.16      4,615       243     5.26      8,572       402     4.68
        Certificates of
          deposit................   11,677       688     5.89     15,382       886     5.76     22,797     1,312     5.75
        FHLB advances............       --        --       --        404        22     5.42      2,134       133     6.21
        Note payable.............      300        28     9.25        425        34     7.99        838        72     8.65
                                   -------    ------             -------    ------             -------    ------
          Total interest-bearing
            liabilities..........   15,621       883     5.65     23,819     1,309     5.50     38,931     2,090     5.37
                                   -------    ------             -------    ------             -------    ------
      Noninterest-bearing demand
        deposits.................      721                         1,253                         1,982
      Other liabilities..........      108                           155                           251
      Shareholders' equity.......    3,142                         3,079                         4,192
                                   -------                       -------                       -------
          Total liabilities and
            shareholders'
            equity...............  $19,592                       $28,306                       $45,356
                                   =======                       =======                       =======
      Net interest income........             $  547                        $  866                        $1,350
                                              ======                        ======                        ======
      Net interest spread........                        2.32%                         2.83%                         2.85%
      Net interest margin........                        3.05%                         3.32%                         3.23%

---------------------------

(1) Nonaccrual loans are included in the average loan amounts outstanding. Interest on nonaccrual loans is recorded when received.

(2) The yield on securities is computed based upon the average balance of securities at amortized cost and does not reflect the unrealized gains or losses on such securities.

Net interest income is the principal component of a financial institution's income stream and represents the difference or spread between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. Premier had no investments in tax-exempt securities during 1996, 1997 and 1998. Accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

Net interest income increased $484,000 to $1.4 million in 1998 from $866,000 in 1997. This increase in net interest income can be attributed to the growth in average earning assets, partially offset by the growth in interest-bearing deposits, Federal Home Loan Bank advances and the note payable. The trend in net interest income is commonly evaluated using net interest margin and net interest spread. The net interest margin, or net yield on average earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The net interest margin decreased 9 basis points to 3.23% in 1998 on average earning assets of $41.8 million from 3.32% in 1997 on average earning assets of $26.1 million. This change is primarily due to a 11 basis point decrease in the average yield on earning assets to 8.22% in 1998 from 8.33% in 1997, partially offset by a 13 basis point decrease in the average rate paid on interest-bearing liabilities to 5.37% in 1998 from 5.50% in 1997. The decreased yield on earning assets was primarily the result of lower market rates on loans, which decreased from 9.11% in 1997 to 8.98% in 1998. The decrease in the cost of interest-bearing liabilities is attributable to a decrease in rates on all interest-bearing deposit categories, partially offset by an increase in the average rates paid on Federal Home Loan Bank advances and the note payable.

Net interest income increased $319,000 to $866,000 in 1997 from $547,000 in 1996. This increase in net interest income is attributable to the growth in and yield on average earning assets and the decrease in the average rate paid on interest-bearing liabilities, partially offset by the growth in interest-bearing liabilities. Net interest margin increased 27 basis points to 3.32% in 1997 on average earning assets of $26.1 million from 3.05% in 1996 on average earning assets of $17.9 million. The increased yield on earning assets was primarily the result of the growth in average loans from $10.9 million in 1996 to $19.2 million in 1997, partially offset by a decrease in the average rate earned on loans from 9.29% in 1996 to 9.11% in 1997. The decrease in the cost of interest-bearing liabilities is attributable to a decrease in the average rates paid on certificates deposits and the note payable.

The net interest spread increased two basis points to 2.85% in 1998 from the 1997 net interest spread of 2.83% as the cost of interest-bearing liabilities decreased 13 basis points, which was substantially offset by the decrease in yield on average earning assets of 11 basis points. The net interest spread measures the absolute difference between the yield on average earning assets and the rate paid on average interest-bearing sources of funds. The net interest spread eliminates the impact of noninterest-bearing funds and gives a direct perspective on the effect of market interest rate movements. This measurement allows management to evaluate the variance in market rates and adjust rates or terms as needed to maximize spreads.

The net interest spread increased 51 basis points to 2.83% in 1997 from a net interest spread of 2.32% in 1996. The increase resulted from an increase in the yield on average earning assets of 36 basis points and a 15 basis point decrease in the cost of average interest-bearing liabilities.

During recent years, the net interest margins and net interest spreads have been under pressure, due in part to intense competition for funds with non-bank institutions and changing regulatory supervision for some financial intermediaries. This pressure on interest rate margins and spreads was experienced by the banking industry nationwide.

To counter potential declines in the net interest margin and the interest rate risk inherent in the balance sheet, Premier adjusts the rates and terms of its interest-bearing liabilities in response to general market rate changes and the competitive environment. Premier monitors the amounts of Federal funds sold throughout the year, investing excess funds to maintain appropriate liquidity in higher yielding investments such as short-term U. S. government and agency securities. Premier will continue to manage its consolidated balance sheet and its interest rate risk based on changing market interest rate conditions.

 Rate/Volume Analysis of Net Interest Income

The table below presents the changes in interest income and interest expense attributable to volume and rate changes. The effect of a change in average balance has been determined by applying the average rate in the initial year to the change in average balance between the two years. The effect of change in rate has been determined by applying the average balance in the initial year to the change in the average rate between the two years. The net change attributable to the combined impact of the volume and rate has been allocated to both components in proportion to the relationship of the absolute dollar amounts of the change in each.


                                             YEAR ENDED DECEMBER 31, 1997       YEAR ENDED DECEMBER 31, 1998
                                                    COMPARED WITH                      COMPARED WITH
                                                  DECEMBER 31, 1996                  DECEMBER 31, 1997
                                            ------------------------------      ----------------------------
                                             INCREASE (DECREASE) DUE TO:        INCREASE (DECREASE) DUE TO:
                                             ---------------------------        ---------------------------
                                            VOLUME       RATE       TOTAL       VOLUME      RATE      TOTAL
                                            -------      -----      ------      ------      ----      ------
                                                                     (in thousands)
      Interest Earned On:
        Loans.............................   $762        $(20)       $742       $1,125      $(25)     $1,100
        Securities and interest bearing
          deposits........................    (12)          9          (3)          52        --          52
        Federal funds sold................      1           5           6          120        (7)        113
                                             ----        ----        ----       ------      ----      ------
          Total earning assets............    751          (6)        745        1,297       (32)      1,265
                                             ----        ----        ----       ------      ----      ------
      Interest Paid On:
        NOW deposits......................      7          --           7            5        (3)          2
        Money market deposits.............     36           1          37           57       (12)         45
        Savings deposits..................    154           2         156          188       (29)        159
        Certificates of deposit...........    213         (15)        198          428        (2)        426
        Federal Home Loan Bank advances...     22          --          22          111        --         111
        Note payable......................     10          (4)          6           35         3          38
                                             ----        ----        ----       ------      ----      ------
          Total interest-bearing
            liabilities...................    442         (16)        426          824       (43)        781
                                             ----        ----        ----       ------      ----      ------
          Net interest income.............   $309        $ 10        $319       $  473      $ 11      $  484
                                             ====        ====        ====       ======      ====      ======


 Provision for Loan Losses

The provision for loan losses is the expense of providing an allowance or reserve for inherent losses on loans. The amount of the provision for each period is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of loan collateral and general business and economic conditions.

The provision for loan losses charged to operations was $292,000 in 1998 compared to $112,000 in 1997. Net loans charged-off increased to $63,000 in 1998 as compared to $22,000 in 1997. Of the $63,000 in net charge-offs in 1998, $61,000 was attributable to two real estate loans. Additionally, the balance of loans outstanding increased 76.7% at December 31, 1998 as compared to December 31, 1997, while the allowance for loan losses increased 109.0%. At December 31, 1998 the allowance for loan losses represented 1.05% of total loans as compared to 0.89% at December 31, 1997.

The provision for loan losses charged to operations was $112,000 in 1997 compared to $80,000 in 1996. Management's analysis of the allowance for loan losses during 1997 and 1996 indicated no material changes in the quality of the loan portfolio, economic outlook or other factors generally considered by management. Accordingly, the increase in provision for loan losses for 1997 and 1996 was generally due to increases in the amount of loans outstanding.

  Noninterest Income

The following table presents an analysis of the noninterest income for the periods indicated with respect to each major category of noninterest income:

                                                                        % CHANGE    % CHANGE
                                          1996      1997       1998     1996-1997   1997-1998
                                         -------   -------   --------   ---------   ---------
Service charges on deposits............  $18,889   $34,930   $ 58,958     84.9%        68.8%
Loss on sale of securities, net........       --      (210)        --       --           --
Other noninterest income...............   28,383    54,584    109,559     92.3        100.7
                                         -------   -------   --------
     Total.............................  $47,272   $89,304   $168,517     88.9%        88.7%
                                         =======   =======   ========

Noninterest income consists of revenues generated from a broad range of financial services, products and activities, including service charges on deposits and other activities.

Noninterest income increased 88.7% to $169,000 in 1998 from $90,000 in 1997. This increase resulted from the increase in service charges on deposits of $24,000, or 68.8%, to $59,000 in 1998 from $35,000 in 1997 due to increased deposit volume. Other noninterest income, which includes various recurring noninterest income items such as gain on sale of loans, credit life insurance income, safe deposit box fees and ATM fees, increased $55,000, or 100.7%, to $110,000 in 1998 from $55,000 in 1997. The increase related primarily to the increase in gain on sale of loans from $26,000 in 1997 to $70,000 in 1998, resulting from the increase in the number of residential mortgage loans sold in the secondary market.

Noninterest income increased 88.9% to $90,000 in 1997 from $47,000 in 1996. This increase resulted primarily from higher service charges on deposits and an increase in other income. Deposit volume growth increased service charges on deposits by $16,000, or 84.9%, to $35,000 in 1997 from $19,000 in 1996. Other income increased $26,000, or 92.3%, to $55,000 in 1997 from $28,000 in 1996.
Included in other income is gain on sales of loans, which increased 52.9% from $17,000 in 1996 to $26,000 in 1997.

  Noninterest Expense

The following table presents an analysis of the noninterest expense for the periods indicated with respect to each major category of noninterest expense:

                                                                        % CHANGE    % CHANGE
                                       1996       1997        1998      1996-1997   1997-1998
                                     --------   --------   ----------   ---------   ---------
Salaries and employee benefits.....  $298,307   $354,371   $  598,308     18.8%       68.8%
Occupancy and equipment expense....    82,030    118,965      188,108     45.0        58.1
Other noninterest expense..........   247,024    262,315      409,498      6.2        56.1
                                     --------   --------   ----------
          Total....................  $627,361   $735,651   $1,195,914     17.3%       62.6%
                                     ========   ========   ==========

Noninterest expense increased 62.6% to $1.2 million in 1998 from $736,000 in 1997 primarily as a result of the costs associated with the opening of the Columbia branch in April 1998 and the continued growth in the operations in Jefferson City. Management attributes this increase to an increase in personnel costs, occupancy and equipment expense, and other operating expenses. Salaries and employee benefits increased 68.8% to $598,000 in 1998 from $354,000 in 1997. This increase is attributable to an increase in the number of full-time equivalent employees from 11 in 1997 to 17 in 1998 reflecting the increase in business as a result of the opening of the Columbia branch in April 1998, in addition to normal increases in salaries. Occupancy and equipment expense increased 58.1% to $188,000 in 1998 from $119,000 in 1997, primarily as a result of opening of the new branch in Columbia. The increase in other noninterest expense is attributable primarily to amounts associated with the operation and promotion of the new Columbia branch, continued growth in the operations of the Jefferson City location and an increase of $29,000 in directors' fees. Prior to 1998, due to the start-up nature of Premier, directors fees paid were nominal.

Noninterest expense increased to $736,000 in 1997 from $627,000 in 1996. Increases in personnel costs and occupancy expense were the primary factors for the increase. Salaries and employee benefits expense increased 18.8% to $354,000 in 1997 from $298,000 in 1996. This increase resulted from an increase in the number of full-time equivalent employees from seven in 1996 to 11 in 1997, reflecting the increase in business during the second full year of operations, in addition to normal increases in salaries. Occupancy and equipment expense increased 45.0% to $119,000 in 1997 from $82,000 in 1996 due to 1997 including a full year of depreciation on the Jefferson City location, which opened in 1996. Other noninterest expenses increased 6.2% to $262,000 in 1997 from $247,000 in 1996. The increase in other noninterest expense is attributable primarily to growth in the operations of the Jefferson City location.

  Income Tax Expense

Income tax expense decreased to $9,000 in 1998 from $11,000 in 1997, reflecting an effective tax rate of 27.6% for 1998, compared to an effective tax rate of 9.9% for 1997. The increase in the effective tax rate is due to a smaller decrease in the valuation allowance for deferred tax assets of $6,000 in 1998 compared to $39,000 in 1997. A deferred tax asset valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The deferred tax valuation allowance was $57,000 and $63,000 at December 31, 1998 and 1997, respectively.

Certain income and expense items are recognized in different periods for financial reporting purposes and for income tax return purposes. Deferred income tax assets and liabilities reflect the differences between the values of certain assets and liabilities for financial reporting purposes and for income tax purposes, computed at the current tax rates. Deferred income tax expense is computed as the change in Premier's deferred tax assets, net of deferred tax liabilities and the valuation allowance. Premier's deferred income tax assets consist principally of the financial statement reporting amount of the provision for loan losses in excess of the amount reported for income tax purposes.

  Net Income

Net income decreased 76.9% to $22,000 in 1998 from $97,000 in 1997. The decrease in net income from 1997 to 1998 was primarily attributable to increased noninterest expense, related primarily to the opening of the Columbia branch, increased provision for loan losses, related to growth in the loan portfolio, partially offset by increased net interest income and noninterest income. Basic and dilutive earnings per share decreased to $0.55 in 1998 from $2.99 in 1997. Return on Average Assets decreased 29 basis points to 0.05% in 1998 from 0.34% in 1997. Return on Average Equity decreased 262 basis points to 0.53% in 1998 from 3.15% in 1997.

Net income for 1997 increased $210,000 from the 1996 net loss of $113,000 to net income in 1997 of $97,000. The increase in net income for 1997 was attributable to an increase in net interest income and an increase in noninterest income, which were partially offset by an increase in noninterest expense and in income tax expense. Basic and dilutive earnings (loss) per share was $2.99 for 1997 and $(3.54) in 1996. Return on Average Assets increased 92 basis points to 0.34% in 1997 from (0.58%) in 1996. Return on Average Equity increased 675 basis points to 3.15% in 1997 from (3.60%) in 1996.

FINANCIAL CONDITION

  Earning Assets

Average earning assets increased 60.1% to $41.8 million in 1998 from $26.1 million in 1997. During 1998, loans represented 75.9%, securities and interest bearing deposits comprised 15.5% and Federal funds sold comprised 8.6% of average earning assets. In 1997, loans comprised 73.5%, securities and interest bearing deposits comprised 21.7% and Federal funds sold comprised 4.8% of average earning assets. The variance in the mix of earning assets is primarily attributable to continued growth of the loan portfolio. Premier manages its securities portfolio to minimize interest rate fluctuation risk and to provide liquidity.

In 1998, growth in earning assets was funded primarily through an increase in all deposit categories, Federal Home Loan Bank advances, the note payable and shareholders' equity.

  Loan Portfolio

Premier's total loans outstanding increased 76.7% to $41.6 million at December 31, 1998 from $23.6 million at December 31, 1997. Loan growth for 1998 was funded primarily through the growth in deposits. The growth in the loan portfolio primarily was a result of an increase in real estate loans of $15.1 million, or 78.3%, from December 31, 1997 to December 31, 1998. Average total loans in 1998 were $31.7 million compared to $19.2 million in 1997. Premier engages in a full complement of lending activities, including commercial, real estate, installment and residential mortgage loans held for sale.

The following table presents various categories of loans contained in Premier's loan portfolio for the periods indicated, the total amount of all loans for such periods, and the percentage of total loans represented by each category for such periods:

                                                          AS OF DECEMBER 31,
                                          ---------------------------------------------------
                                                    1997                       1998
                                          ------------------------   ------------------------
                                            BALANCE     % OF TOTAL     BALANCE     % OF TOTAL
                                          -----------   ----------   -----------   ----------
TYPE OF LOAN
Commercial..............................  $ 2,905,207      12.3%     $ 5,292,128      12.7%
Real estate.............................   19,329,657      82.1       34,465,883      82.8
Installment and others..................    1,317,437       5.6        1,618,363       3.9
Loans held for sale.....................           --        --          233,165       0.6
                                          -----------     -----      -----------     -----
     Total loans........................  $23,552,301     100.0%      41,609,539     100.0%
                                                          =====                      =====
Allowance for loan losses...............     (210,000)                  (438,841)
                                          -----------                -----------
     Loans, net.........................  $23,342,301                $41,170,698
                                          ===========                ===========

Commercial. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. At December 31, 1998, commercial loans represented 12.7% of outstanding loan balances, compared to 12.3% at December 31, 1997.

Real Estate. Real estate loans consist of loans secured by owner-occupied commercial properties, income producing properties and construction and land development, as well as first and second mortgage loans on residential properties. At December 31, 1998, real estate loans represented 82.8% of outstanding loan balances, compared to 82.1% at December 31, 1997.

Installment and Others. Premier's installment loans consist primarily of loans to individuals for personal, family and household purposes, education and other personal expenditures. At December 31, 1998, installment and others represented 3.9% of outstanding loan balances, compared to 5.6% at December 31, 1997.

Loans Held For Sale. This category represents residential real estate loans in the process of being sold to the secondary market. At December 31, 1998, loans held for sale represented 0.6% of outstanding loan balances.

Premier's only area of credit concentration is commercial and commercial real estate loans. Premier has not invested in loans to finance highly leveraged transactions, such as leveraged buy-out transactions, as defined by the Federal Reserve Board and other regulatory agencies. In addition, Premier had no foreign loans or loans to lesser developed countries as of December 31, 1998.

While risk of loss in Premier's loan portfolio is primarily tied to the credit quality of the borrowers, risk of loss may also increase due to factors beyond Premier's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in

Premier's real estate portfolio. Of Premier's target areas of lending activities, commercial loans are generally considered to have greater risk than real estate loans or installment loans.

From time to time, management of Premier has originated certain loans which, because they exceeded Premier's legal lending limit, were sold to other banks. As a result of the offering, Premier expects to have an increased lending limit. Accordingly, Premier may, at its discretion, repurchase certain loan participations, thereby increasing earning assets. Loan participation agreements allow Premier to repurchase loans at the outstanding principal balance plus accrued interest, if any, at Premier's discretion.

Premier also purchases participations from other banks. When Premier purchases these participations, such loans are subjected to Premier's underwriting standards as if Premier originated the loan. Accordingly, management of Premier does not believe that loan participations purchased from other banks pose any greater risk of loss than loans that Premier originates.

The repayment of loans in the loan portfolio as they mature is a source of liquidity for Premier. The following table sets forth the maturity of Premier's loan portfolio within specified intervals as of December 31, 1998:

                                                               AFTER ONE    DUE AFTER
                                                 DUE IN ONE     THROUGH        FIVE
                                                YEAR OR LESS   FIVE YEARS     YEARS       TOTAL
                                                ------------   ----------   ----------   -------
                                                                 (in thousands)
Commercial....................................    $ 1,378       $ 2,020       $1,894     $ 5,292
Real Estate...................................     15,148        16,978        2,340      34,466
Installment and others........................        642           845          132       1,619
Loans held for sale...........................         --            --          233         233
                                                  -------       -------       ------     -------
                                                  $17,168       $19,843       $4,599     $41,610
                                                  =======       =======       ======     =======

The following table presents the maturity distribution as of December 31, 1998 for loans with predetermined fixed interest rates and floating interest rates by various maturity periods:

                                                           AFTER ONE
                                         DUE IN ONE         THROUGH        DUE AFTER FIVE
                                        YEAR OR LESS      FIVE YEARS           YEARS         TOTAL
                                        ------------   -----------------   --------------   -------
                                                              (in thousands)
Interest Category
  Predetermined fixed interest rate...    $ 4,324           $ 8,928            $2,246       $15,498
  Floating interest rate..............     19,045             6,745               322        26,112
                                          -------           -------            ------       -------
     Total............................    $23,369           $15,673            $2,568       $41,610
                                          =======           =======            ======       =======

  Asset Quality and Nonperforming Assets

At December 31, 1998 nonaccrual loans totaled $94,000, as compared to nonaccrual loans of $161,000 at December 31, 1997. At December 31, 1998, no loans were past due 90 days or more. At December 31, 1997, one loan totaling $315,000 was contractually past due by 90 days or more as to principal and interest payments and continued to accrue interest. At December 31, 1998 and 1997 there were no loans classified as "troubled debt restructurings" as that term is defined in Statement of Financial Accounting Standards No. 15.

At December 31, 1998 and 1997, there were $899,000 and $436,000, respectively, of loans in addition to those disclosed above that were internally classified as substandard which (a) represented or resulted from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (b) represented credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans other than those disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

Premier has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. Premier monitors its delinquency levels for any adverse trends. Non-performing assets consist of loans on nonaccrual status, real estate and other assets acquired in partial or full satisfaction of loan obligations and loans that are past due 90 days or more.

Premier's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on nonaccrual is accounted for on a cash basis. Loans that are contractually past due 90 days or more which are well secured or guaranteed by financially responsible third parties and are in the process of collection generally are not placed on nonaccrual status.

  Allowance for Loan Losses and Net Charge-Offs

The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. In its evaluation of the allowance and its adequacy, management considers loan growth, changes in the composition of the loan portfolio, the loan charge-off experience, the amount of past due and nonperforming loans, current economic conditions, underlying collateral values securing loans and other factors. While it is Premier's policy to charge-off in the current period the loans in which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

An analysis of Premier's loss experience is furnished in the following table for the periods indicated, as well as a detail of the allowance for loan losses:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                1997           1998
                                                              ---------      ---------
Balance at beginning of period..............................  $120,000       $210,000
Charge-offs
  Commercial................................................    (5,807)        (1,427)
  Real estate...............................................   (10,000)       (61,159)
  Installment and others....................................    (6,833)        (2,057)
  Loans held for sale.......................................        --             --
                                                              --------       --------
     Total charge-offs......................................   (22,641)       (64,643)
Recoveries:
  Commercial................................................        --             --
  Real estate...............................................        --          1,750
  Installment and others....................................       362             --
  Loans held for sale.......................................        --             --
                                                              --------       --------
     Total recoveries.......................................       362          1,750
                                                              --------       --------
Net charge-offs.............................................   (22,279)       (62,893)
Provision for loan losses...................................   112,279        291,734
                                                              --------       --------
Balance at end of period....................................  $210,000       $438,841
                                                              ========       ========
Net charge-offs as a percentage of average loans............      0.12%          0.20%
Allowance for loan losses as a percentage of total loans....      0.89           1.05

Net charge-offs were $63,000 or 0.20% of average loans outstanding in 1998 as compared to $22,000 or 0.12% of average loans outstanding in 1997. The allowance for loan losses increased 109.0% to $439,000 or 1.05% of loans outstanding at December 31, 1998 from $210,000 or 0.89% of loans outstanding at December 31, 1997. The allowance for loan losses as a multiple of net loans charged off was
6.98 for the year ended December 31, 1998.

Net charge-offs decreased to $22,000 in 1997, representing 0.12% of average loans outstanding, from $24,000 in 1996 or 0.22% of average loans outstanding. The allowance for loan losses increased to $210,000 or 0.89% of loans outstanding at December 31, 1997, from $120,000 or 0.78% of loans outstanding at December 31, 1996.

In assessing the adequacy of the allowance for loan losses, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio as a whole. This review encompasses the judgment of management, utilizing internal loan rating standards, guidelines provided by the banking regulatory authorities governing Premier, and their loan portfolio reviews as part of the bank examination process

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") was issued in May 1993. SFAS 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Premier adopted SFAS 114 during 1995, its year of formation. At December 31, 1998, Premier held impaired loans of $94,000 for which specific allocations of $24,000 have been established within the allowance for loan losses, based upon the fair value of the collateral. At December 31, 1997, Premier held impaired loans of $161,000 for which specific allocations of $28,000 have been established within the allowance for loan losses, based upon the fair value of the collateral. Forgone interest on impaired loans totaled $7,000 for both 1998 and 1997. For the periods indicated, the allowance for loan losses was allocated to the various loan categories as follows:

                                                             AS OF DECEMBER 31,
                                             ---------------------------------------------------
                                                       1997                       1998
                                             ------------------------   ------------------------
                                                        CATEGORY AS A              CATEGORY AS A
                                              AMOUNT     % OF TOTAL      AMOUNT     % OF TOTAL
                                             --------   -------------   --------   -------------
Commercial.................................  $ 14,526        12.3%      $ 26,461        12.7%
Real estate................................   188,887        82.1        298,885        82.8
Installment and others.....................     6,587         5.6          8,092         3.9
Loans held for sale........................        --          --             --         0.6
Unallocated................................        --          --        105,403          --
                                             --------       -----       --------       -----
     Total.................................  $210,000       100.0%      $438,841       100.0%
                                             ========       =====       ========       =====

In considering the adequacy of Premier's allowance for loan losses, management has focused on the fact that as of December 31, 1998, 12.7% of outstanding loans are in the category of commercial loans and 82.8% are in real estate loans.

Commercial loans are generally considered by management to have greater risk than other categories of loans in Premier's loan portfolio. Generally, such loans are secured by accounts receivable, marketable securities, deposit accounts, equipment and other fixed assets, which reduces the risk of loss inherently present in commercial loans. Real estate loans secured by commercial real estate inherently have a higher risk due to depreciation of the facilities, limited purposes of the facilities and the effect of general economic conditions. Premier attempts to limit this risk by generally lending no more than 80% of the appraised value of the property held as collateral. A portion of the real estate portfolio represents residential real estate mortgages where the amount of the original loan generally does not exceed 85% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss. At December 31, 1998, the majority of Premier's installment and other loans were secured by collateral primarily consisting of automobiles, boats and other personal property.

Premier's primary regulator, the Missouri Division of Finance, conducts periodic examinations of the loan portfolio. Upon completion, the Missouri Division of Finance presents its report of examination to Premier's board of directors and management of Premier. Procedures are also performed related to the loan portfolio in conjunction with the year-end audit by Premier's independent accountants. Procedures performed include analyses of historical performance, the level of nonconforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Findings are communicated verbally to Premier's management. Information provided from the above two independent sources, together with information provided by the management of Premier and other information known to members of Premier's board of directors, is utilized by Premier's board of directors to monitor the loan portfolio and the allowance for loan losses. Specifically, Premier's board of directors attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

  Investment Portfolio

Total debt and marketable equity securities available-for-sale increased 19.6% to $6.5 million at December 31, 1998 from $5.4 million at December 31, 1997. At December 31, 1998, debt and marketable equity securities available-for-sale totaled $6.4 million, with an unrealized gain of $34,000, net of tax effect. At December 31, 1997, debt and marketable equity securities available-for-sale totaled $5.4 million, with an unrealized gain of $8,000, net of tax effect. Average debt and marketable equity securities as a percentage of average earning assets decreased to 15.5% in 1998 from 21.7% in 1997.

Premier invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, Premier enters into Federal funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal funds amounts to a short-term loan from Premier to another bank.

Proceeds from maturities of debt and marketable equity securities available-for-sale increased 38.1% to $3.5 million in 1998 from $2.6 million in 1997. No debt and marketable equity securities available-for-sale were sold during 1998. In 1997, debt and marketable equity securities available-for-sale of $553,000 were sold with a resulting loss on sales of $210. Such proceeds are generally used to reinvest in additional debt and marketable equity securities available-for-sale.

Other investments primarily represent Federal Home Loan Bank stock that is required for Premier to be a member of and to conduct business with such institution. Dividends on such investment are determined by the institutions and are payable quarterly. Other investments increased 121.3% to $176,000 at December 31, 1998 from $80,000 at December 31, 1997. Other investments are carried at cost, as such investments do not have readily determinable fair values.

During 1998 and 1997, Premier did not invest in collateralized mortgage obligations ("CMOs"). In addition, at December 31, 1998, the debt and marketable equity securities available-for-sale portfolio did not include any U.S. government agency investments that are defined as derivatives or structured notes.

The following table presents, for the periods indicated, the carrying amount of Premier's debt and marketable equity securities available-for-sale, including mortgage-backed securities.

                                                                     AS OF DECEMBER 31,
                                                      -------------------------------------------------
                                                               1997                      1998
                                                      -----------------------   -----------------------
                                                       BALANCE     % OF TOTAL    BALANCE     % OF TOTAL
                                                      ----------   ----------   ----------   ----------
      Debt securities:
        U.S. Treasury securities....................  $  765,583      14.1%     $  512,810       7.9%
        U.S. government corporations and agencies...   3,757,744      69.4       4,893,647      75.6
        Obligations of state and political
           subdivisions.............................     361,096       6.7         370,159       5.7
        Mortgage-backed securities..................     453,827       8.4         525,429       8.1
                                                      ----------     -----      ----------     -----
           Total debt securities....................  $5,338,250      98.6%     $6,302,045      97.3%
                                                      ----------     -----      ----------     -----

                                                                     AS OF DECEMBER 31,
                                                      -------------------------------------------------
                                                               1997                      1998
                                                      -----------------------   -----------------------
                                                       BALANCE     % OF TOTAL    BALANCE     % OF TOTAL
                                                      ----------   ----------   ----------   ----------
      Equity securities:
        Federal Home Loan Bank stock................  $   77,000       1.4%     $  173,400       2.7%
        Other.......................................       2,500        --           2,500        --
                                                      ----------     -----      ----------     -----
           Total equity securities..................  $   79,500       1.4%     $  175,900       2.7%
                                                      ----------     -----      ----------     -----
           Total....................................  $5,417,750     100.0%     $6,477,945     100.0%
                                                      ==========     =====      ==========     =====

At December 31, 1998, $525,000 or 8.1% of the debt and marketable equity securities available-for-sale portfolio consisted of mortgage-backed securities compared to $454,000 or 8.4% at December 31, 1997. Premier has segregated its debt and marketable equity securities portfolio into securities held-to-maturity and available-for-sale. Debt and marketable equity securities held-to-maturity are those securities for which management has both the ability and intent to hold to maturity and are carried at amortized cost. At December 31, 1998 and 1997, no debt and marketable equity securities were classified as held-to-maturity. Debt and marketable equity securities available-for-sale are securities identified by management as securities which may be sold prior to maturity in response to various factors including liquidity needs, capital compliance, changes in interest rates or portfolio risk management. The available-for-sale debt and marketable equity securities provide interest income and serve as a source of liquidity for Premier.

These securities are carried at fair value, with unrealized gains and losses, net of tax effect, reported as accumulated other comprehensive income, a separate component of shareholders' equity.

Debt and marketable equity securities available-for-sale with a carrying value of approximately $1.4 million and $1.5 million at December 31, 1998 and 1997, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

The maturities and weighted average yields of the debt and marketable equity securities available-for-sale portfolio at December 31, 1998 are presented in the following table using primarily the stated maturities, excluding the effects of prepayments.

                                                      AFTER ONE    AFTER FIVE               WEIGHTED
                                           ONE YEAR    THROUGH      THROUGH     AFTER TEN   AVERAGE
                                           OR LESS    FIVE YEARS   TEN YEARS      YEARS     YIELD(1)
                                           --------   ----------   ----------   ---------   --------
      U.S. Treasury securities...........  $251,560   $       --   $  261,250   $     --      6.24%
      U.S. Government corporations and
        agencies.........................   501,713    1,352,199    2,784,428    255,307      6.10%
      Obligations of states and political
        subdivisions.....................        --      370,159           --         --      6.17%
      Mortgage-backed securities.........        --      368,724      156,705         --      5.96%
                                           --------   ----------   ----------   --------
      Total debt securities(2)...........  $753,273   $2,091,082   $3,202,383   $255,307      6.10%
                                           ========   ==========   ==========   --------
      Weighted average yield.............      6.25%        6.02%        6.20%      5.13%
                                           ========   ==========   ==========   ========

---------------------------

(1) Premier has not invested in any tax-exempt obligations.

(2) As of December 31, 1998, except for the U.S. Government and its agencies, there was not any issuer within the investment portfolio who represented 10% or more of the shareholders' equity.

  Deposits

Premier's average deposits increased 56.5%, or $13.7 million, to $37.9 million during 1998 from $24.2 million during 1997. This growth primarily relates to the Columbia branch opened in April 1998 and the continued growth of the Jefferson City branch, and resulted in a 52.8% increase in average noninterest-bearing demand deposits, a 26.6% increase in average NOW accounts, a 60.8% increase in average money market accounts, an 85.8% increase in average savings accounts and a 48.2% increase in average certificates of deposit.

Average noninterest-bearing deposits increased 58.2% to $2.0 million in 1998 from $1.3 million in 1997. As a percentage of average total deposits, these deposits remained constant at 5.2% in 1998 and 1997. Noninterest-bearing deposits increased 90.6% to $2.8 million at December 31, 1998, from $1.5 million at December 31, 1997.

Average NOW accounts increased 26.6% to $828,000 in 1998 from $654,000 in 1997. As a percentage of average total deposits, these deposits decreased to 2.2% of average total deposits in 1998 as compared to 2.7% in 1997. NOW accounts increased 72.6% to $1.2 million at December 31, 1998, from $709,000 at December 31, 1997.

Average money market accounts increased 60.8% to $3.8 million in 1998 from $2.3 million in 1997. As a percentage of average total deposits, these deposits increased to 9.9% of average total deposits in 1998 as compared to 9.6% in 1997. Money market accounts increased 111.2% to $4.9 million at December 31, 1998, from $2.3 million at December 31, 1997.

Average savings accounts increased 85.8% to $8.6 million in 1998 from $4.6 million in 1997. As a percentage of average total deposits, these deposits increase to 22.6% of average total deposits in 1998 as compared to 19.0% in 1997. Savings accounts increased 104.4% to $12.5 million at December 31, 1998, from $6.1 million at December 31, 1997.

Average certificates of deposit increased 48.2% to $22.8 million in 1998 from $15.4 million in 1997. As a percentage of average total deposits, these deposits decreased to 60.1% of average total deposits in 1998 as compared to 63.5% in 1997. Certificates of deposit increased 54.6% to $27.5 million at December 31, 1998, from $17.8 million at December 31, 1997.

The following table presents, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

                                                         YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------
                                                       1997                    1998
                                               ---------------------   ---------------------
                                                 AVERAGE     AVERAGE     AVERAGE     AVERAGE
                                                 BALANCE      RATE       BALANCE      RATE
                                               -----------   -------   -----------   -------
DEPOSIT CATEGORY
Noninterest-bearing demand...................  $ 1,253,307      --%    $ 1,982,363      --%
NOW..........................................      654,229    3.07         828,494    2.69
Money market deposits........................    2,339,249    4.43       3,761,926    3.96
Savings deposits.............................    4,614,491    5.26       8,572,118    4.68
Certificates of deposit......................   15,382,207    5.76      22,796,540    5.75
                                               -----------             -----------
     Total...................................  $24,243,483    5.16%    $37,941,441    4.96%
                                               ===========             ===========

Certificates of deposit will continue to be a major source of funding for Premier. However, there is no specific emphasis placed on time deposits of $100,000 and over. During l998, aggregate average balances of time deposits of $100,000 and over comprised 4.4% of average total deposits. The average rate on certificates of deposit of $100,000 or more decreased to 5.40% at December 31, 1998, compared to 5.72% at December 31, 1997. The following table indicates amounts outstanding of certificates of deposit of $100,000 or more and respective maturities:

                                                             1997               1998
                                                       ----------------   -----------------
                                                                AVERAGE             AVERAGE
                                                       AMOUNT    RATE     AMOUNT     RATE
                                                       ------   -------   -------   -------
                                                              (dollars in thousands)
3 months or less.....................................  $1,499    5.53%    $ 3,662    5.25%
3-6 months...........................................   1,436    5.69       2,454    5.58
6-12 months..........................................   1,880    5.80       3,854    5.36
Over 12 months.......................................   1,469    5.85       1,226    5.65
                                                       ------             -------
     Total...........................................  $6,284    5.72%    $11,196    5.40%
                                                       ======    ====     =======    ====

  Federal Home Loan Bank Advances and Note Payable

Average Federal Home Loan Bank advances increased to $2.1 million in 1998 from $404,000 in 1997. Premier is a member of the Federal Home Loan Bank of Des Moines. At December 31, 1998, Premier had a borrowing capacity from the Federal Home Loan Bank of $4.9 million. The balance of Federal Home Loan Bank advances outstanding was $3.4 million and $940,000 at December 31, 1998 and 1997, respectively. At December 31, 1998, $250,000 of the Federal Home Loan Bank advance balance had a weighted average interest rate of 6.18% and was due to mature in one year or less, while the remaining $3.2 million, with a weighted average interest rate of 5.70%, is due to mature after five years. At December 31, 1998, $2.2 million of the Federal Home Loan Bank advances were used to "match fund" loans made by Premier to borrowers at interest rates ranging from 2.14% to 2.75% over the rate paid on the Federal Home Loan Bank advance. Terms of the Federal Home Loan Bank advances generally match term loans to the borrower. Thus, by match funding long-term loans with long-term advances, Premier can reduce certain interest rate risks. The remaining $1.2 million in Federal Home Loan Bank advances were for general funding purposes, and are not specifically matched to any of Premier's loans or securities. Federal Home Loan Bank advances are secured under a blanket agreement which assigns all Federal Home Loan Bank stock and one-to-four family mortgage loans equal to 130% of the outstanding advance balance. The maximum amount of borrowings available pursuant to Federal Home Loan Bank advances at any month end for 1996, 1997, and 1998 was $0, $1,500,000, and $3,461,000, respectively.

The average balance of the note payable increased 97.1% to $838,000 in 1998 as compared to $425,000 in 1997. The outstanding balance of the note payable was $750,000 and $1,050,000 at December 31, 1998 and 1997, respectively. The note payable is a term loan with an unaffiliated financial institution that bears interest at the prime rate (7.75% at December 31, 1998), is due on November 15, 1999 and is secured by 35,020 common shares of Premier Bank stock. The maximum amount of borrowings available under the note payable at any month end for 1996, 1997, and 1998 was $300,000, $1,050,000, and $1,050,000, respectively.

  Capital Resources

Shareholders' equity increased 37.8% to $4.4 million at December 31, 1998 from $3.2 million at December 31, 1997. This increase was attributable to the proceeds from the issuance of 9,231 additional shares of common stock totaling $1.2 million, retained net income of $22,000, and an increase in accumulated other comprehensive income resulting from unrealized gains on debt and marketable equity securities available for sale of $26,000, partially offset by the purchase of 240 shares of treasury stock for $32,000.

Average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength. The ratio of average shareholders' equity to average assets decreased to 9.24% in 1998 from 10.88% in 1997 and 16.04% in 1996 due to the continued growth of Premier Bank. The actual and minimum required capital amounts and ratios for Premier Bank at December 31, 1997 and 1998 are as follows:


                                                         REGULATORY CAPITAL CALCULATION
                                                      -------------------------------------
                                                            1997                1998
                                                      -----------------   -----------------
                                                      AMOUNT    PERCENT   AMOUNT    PERCENT
                                                      -------   -------   -------   -------
                                                             (dollars in thousands)
Tier 1 risk based:
  Actual............................................  $ 4,215    22.40%   $ 5,074    12.19%
  Minimum required..................................      753     4.00      1,665     4.00
                                                      -------    -----    -------    -----
  Excess above minimum..............................  $ 3,462    18.40%   $ 3,409     8.19%
                                                      =======    =====    =======    =====
Total risk-based:
  Actual............................................  $ 4,425    23.51%   $ 5,513    13.24%
  Minimum required..................................    1,505     8.00      3,330     8.00
                                                      -------    -----    -------    -----
  Excess above minimum..............................  $ 2,920    15.51%   $ 2,183     5.24%
                                                      =======    =====    =======    =====
Leverage:
  Actual............................................  $ 4,215    13.20%   $ 5,074     9.09%
  Minimum required..................................      958     3.00      1,675     3.00
                                                      -------    -----    -------    -----
  Excess above minimum..............................  $ 3,257    10.20%   $ 3,399     6.09%
                                                      =======    =====    =======    =====
     Total risked weighted assets...................  $18,818             $41,729
                                                      =======             =======
     Total average assets...........................  $31,925             $55,848
                                                      =======             =======

The various federal bank regulators, including the Federal Reserve and the FDIC, have risk-based capital requirements for assessing bank capital adequacy. These standards define capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For banks, Tier 1 or "core" capital consists of common shareholders' equity, qualifying noncumulative perpetual preferred stock and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, other intangible assets and certain investments in other corporations ("Tier 1 Capital"). Tier 2 Capital consists of Tier 1 Capital, as well as a limited amount of the allowance for loan losses, certain hybrid capital instruments (such as mandatory convertible debt), subordinated and perpetual debt and non-qualifying perpetual preferred stock ("Tier 2 Capital").

At December 31, 1994, a risk-based capital measure and a minimum ratio standard was fully phased in, with a minimum total capital ratio of 8.00% and Tier 1 Capital equal to at least 50% of total capital. The Federal Reserve also has a minimum leverage ratio of Tier 1 Capital to total assets of 3.00%. The 3.00% Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and Bank Insurance Fund-insured state chartered non-member banks, and is used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. The FDIC has similar capital requirements for BIF-insured state chartered non-member banks.

The Federal Reserve and the FDIC have emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating systems for bank holding companies and banks. All other bank holding companies are required to maintain a leverage ratio of 3.00% plus at least 1.00% to 2.00% of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve continues to consider a "tangible Tier 1 leverage ratio" in evaluation proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital less all intangibles, to total average assets less all intangibles.

Premier Bank's Tier 1 (to risk-weighted assets) capital ratio decreased to 12.19% at December 31, 1998 from 22.40% at December 31, 1997. Premier Bank's total risk based capital ratio decreased to 13.24% at December 31, 1998 from 23.51% at December 31, 1997. Premier Bank's capital ratios decreased due to the continued leveraging of existing capital through growth in the loan portfolio. These ratios exceed the minimum capital adequacy guidelines imposed by regulatory authorities on banks and bank-holding companies, which are 4.00% for Tier 1 capital and 8.00% for total risk based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered "well-capitalized," which are 6.00% of Tier 1 capital and 10.00% for total risk based capital.

Premier does not have any commitments that it believes would reduce Premier Bank's capital to levels inconsistent with the regulatory definition of a "well capitalized" financial institution.

  Interest Rate Sensitivity and Liquidity Management

Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining Premier's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs.

The primary function of asset/liability management is not only to assure adequate liquidity in order for Premier to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that Premier can profitably deploy its assets. Both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

Interest rate sensitivity is a function of the repricing characteristics of Premier's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-earnings assets and interest-bearing liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on repricing relationships of assets and liabilities during periods of changes in market interest rates. Interest rate sensitivity is managed with a view to maintaining a mix of assets and liabilities that respond to changes in interest rates within an acceptable time frame, thereby managing the effect of interest rate movements on net interest income. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing at various time horizons. The differences are interest sensitivity gaps: less than one month, one to three months, four to 12 months, one to five years, over five years and on a cumulative basis.

The following table shows interest sensitivity gaps for these different intervals as of December 31, 1998.

                                 ONE      ONE-      FOUR-                 OVER      NON-
                                MONTH     THREE     TWELVE    ONE-FIVE   FIVE-    INTEREST
                               OR LESS   MONTHS     MONTHS     YEARS     YEARS    SENSITIVE    TOTAL
                               -------   -------   --------   --------   ------   ---------   -------
                                                       (dollars in thousands)
                                                               ASSETS
      Earning assets:
        Securities and
           interest-bearing
           deposits..........  $   435   $ 1,388   $  2,798   $ 2,057    $   35    $   176    $ 6,889
        Federal funds sold...    5,111        --         --        --        --         --      5,111
        Loans................   13,927     2,375      7,067    15,673     2,315        253     41,610
                               -------   -------   --------   -------    ------    -------    -------
           Total earning
             assets..........  $19,473   $ 3,763   $  9,865   $17,730    $2,350    $   429    $53,610
                               =======   =======   ========   =======    ======    =======    =======

                                                            LIABILITIES
      Interest-bearing
        liabilities:
        NOW deposits.........  $ 1,225        --         --        --        --         --    $ 1,225
        Money market
           deposits..........    4,858        --         --        --        --         --      4,856
        Savings deposits.....   12,454        --         --        --        --         --     12,454
        Certificates of
           deposit $100,000
           or more...........      741     2,921      6,308     1,226        --         --     11,196
        Certificates of
           deposits less than
           $100,000..........    2,739     4,144      7,574     1,811        --         --     16,268
        Federal Home Loan
           Bank advances.....       --        --        250        --     3,195         --      3,445
        Note payable.........       --        --        750        --        --         --        750
                               -------   -------   --------   -------    ------    -------    -------
           Total interest-
             bearing
             liabilities.....  $22,015   $ 7,065   $ 14,882   $ 3,037    $3,195         --    $50,194
      Non-interest bearing
        demand deposits......       --        --         --        --        --    $ 2,817      2,817
                               -------   -------   --------   -------    ------    -------    -------
           Total
             liabilities.....  $22,015   $ 7,065   $ 14,882   $ 3,037    $3,195    $ 2,817    $53,011
                               =======   =======   ========   =======    ======    =======    =======
      Interest sensitivity
        gap:
        Amount...............  $(2,542)  $(3,302)  $ (5,017)  $14,693    $ (845)   $(2,388)
                               =======   =======   ========   =======    ======    =======
        Cumulative amount....  $(2,542)  $(5,844)  $(10,861)  $ 3,832    $2,987    $   599
        Percent of total
           earning assets....    (4.74)%   (6.16)%    (9.36)%   27.41%    (1.58)%    (4.45)%
        Cumulative percent of
           total earning
           assets............    (4.74)%  (10.90)%   (20.26)%    7.15%     5.57%
      Ratio of rate sensitive
        assets to rate
        sensitive
        liabilities..........     0.88      0.53       0.66      5.84      0.74
      Cumulative ratio of
        rate sensitive assets
        to rate sensitive
        liabilities..........     0.88      0.80       0.75      1.08      1.06

In the current interest rate environment, the liquidity and maturity structure of Premier's assets and liabilities are important to the maintenance of acceptable performance levels. A decreasing rate environment negatively impacts earnings as Premier's rate-sensitive assets generally reprice faster than its rate-sensitive liabilities. Conversely, in an increasing rate environment, earnings are positively impacted. This asset/liability mismatch in pricing is referred to as gap ratio and is measured as rate sensitive assets divided by rate sensitive liabilities for a defined time period. A gap ratio of 1.00 means that assets and liabilities are perfectly matched as to repricing. Management has specified gap ratio guidelines for a one-year time horizon of between 0.80 and 1.20. At December 31, 1998, Premier had gap ratios of approximately 0.80 for the next three month time period and 0.75 for the one year period ending December 31, 1999. Thus, over the next twelve months, rate-sensitive assets will reprice slightly faster than rate-sensitive liabilities.

The allocations used for the interest rate sensitivity report above were based on the maturity schedules for the loans and deposits and the duration schedules for the investment securities. All interest-bearing demand deposits and savings deposits were allocated to the one month or less category. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the net interest spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remain the same, thus impacting net interest income. This is referred to as basis risk and, generally, relates to the possibility that the repricing characteristics of short-term assets tied to Premier's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities, which are not reflected in the interest sensitivity analysis report. Prepayments may have significant effects on Premier's net interest margin. Because of these factors and in a static test, interest sensitivity gap reports may not provide a complete assessment of Premier's exposure to changes in interest rates. Management utilizes computerized interest rate simulation analysis to determine Premier's interest rate sensitivity. The table above indicates Premier is in a liability sensitive gap position for the first year, then moves into a matched position through the five-year period. Overall, due to the factors cited, current simulation results indicate a relatively low sensitivity to parallel shifts in interest rates. A liability sensitive bank will generally benefit from a falling interest rate environment as the cost of interest-bearing liabilities falls faster than the yields on interest-bearing assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive bank will benefit from a rising interest rate environment as the yields on earning assets rise faster than the costs of interest-bearing liabilities. Management also evaluates economic conditions, the pattern of market interest rates and competition to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce a targeted net interest margin. In addition to the gap analysis, management uses rate shock simulation to measure the rate sensitivity of its investment portfolio. Rate shock simulation is a modeling technique used to estimate the impact of changes in rates on the market value of Premier's investment portfolio. Premier measures its interest rate risk by estimating the changes in the market value resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 300 basis points. Premier's most recent rate shock simulation analysis which was performed as of December 31, 1998, indicates that a 300 basis points increase in rates would cause a decrease in market value of investment securities of $640,000. Conversely, a 300 basis points decrease in rates would cause an increase in market value of investment securities of $219,000.

While this simulation is a useful measure of Premier's sensitivity to changing rates, it is not a forecast of the future results and is based on many assumptions that, if changed, could cause a different outcome. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to net interest income than indicated above.

Generally, Premier's commercial and commercial real estate loans are indexed to the prime rate. A portion of Premier's investment in mortgage-backed securities is indexed to U.S. Treasury rates. Accordingly, any changes in these indices will have a direct impact on Premier's interest income. The majority of Premier's savings deposits are based on competitive interest rates in the market. Certificates of deposit are generally priced based upon current market conditions that include changes in the overall interest rate environment and pricing of such deposits by competitors. Other interest-bearing deposits are not priced against any particular index, but rather, reflect changes in the overall interest rate environment. The Federal funds sold rate and other borrowed funds are indexed to U.S. Treasury rates. Premier adjusts the rates and terms of its loans and interest-bearing liabilities in response to changes in the interest rate environment.

Premier does not currently engage in trading activities or use derivative instruments to manage interest rate risk. December 31, 1998, debt securities available-for-sale with a carrying value of $2.8 million are scheduled to mature within the next five years. Of this amount, $753,000 is scheduled to mature within one year. Premier's main source of liquidity is Federal funds sold. Average Federal funds sold were $3.6 million in 1998, or 8.8% of average earning assets, compared to $1.2 million in 1997, or 4.8% of average earning assets. Federal funds sold totaled $5.1 million at December 31, 1998, or 9.6% of earning assets, compared to $1.8 million at December 31, 1997, or 5.8% of earning assets.

At December 31, 1998, loans with a carrying value of approximately $39.0 million are scheduled to mature or reprice within the next five years. Of this amount, $23.4 million is scheduled to mature or reprice within one year. At December 31, 1998, certificates of deposit with a carrying value of approximately $26.5 million are scheduled to mature within the next three years. Of this amount, $20.9 million is scheduled to mature within one year.

Premier's average loan-to-deposit ratio was 83.64% during 1998 and 79.25% during 1997. Management attempts to manage Premier's loan-to-deposit ratio on an average basis, as opposed to on a daily basis.

Premier has short-term funding available through its membership in the Federal Home Loan Bank. Further, the Federal Home Loan Bank membership provides the availability of participation in loan programs with varying maturities and terms. At December 31, 1998, Premier had availability of borrowing up to an additional $4.9 million from the Federal Home Loan Bank under a line of credit.

There are no known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.

It is not anticipated that Riva Bancshares will find it necessary to raise additional funds to meet expenditures required to operate the business of Riva Bancshares and Riva Bank over the next twelve months. All anticipated material expenditures for such period have been identified and provided for out of the proceeds of the offering.

SIX MONTHS ENDED JUNE 30, 1998 AS COMPARED TO SIX MONTHS ENDED JUNE 30, 1999



Total assets at June 30, 1999 were $66.7 million, an increase of $8.9 million, or 15.4%, over total assets of $57.8 million at December 31, 1998. Premier's net income for the first six months of 1999 was $40,000, an increase of $44,000 from the net loss for the first six months of 1998 of $4,000. Basic and dilutive income (loss) per share was ($0.11) and $0.96 for the first six months of 1998 and 1999, respectively. The increase in net income from the first six months of 1998 to the first six months of 1999 was primarily attributable to increased net interest income, partially offset by increased noninterest expense. Net interest income increased $400,000, or 73.2%, from $547,000 for the first six months of 1998 to $947,000 for the first six months of 1999. Noninterest expense increased $305,000, or 55.0%, from $553,000 for the first six months of 1998 to $858,000 for the first six months of 1999.



RESULTS OF OPERATIONS



  Net Interest Income



Net interest income increased $400,000, or 73.2%, from $547,000 for the first six months of 1998 to $947,000 for the first six months of 1999. Interest income increased $866,000, or 60.6%, from $1,431,000 for the first six months of 1998 to $2,297,000 for the first six months of 1999, while average earning assets increased $20,661,000, or 55.7%, during the same time period. Interest expense increased $466,000, or 52.8%, from $884,000 for the first six months of 1998 to $1,350,000 for the first six months of 1999, while average earning liabilities increased $19,774,000, or 46.8%, during the same time period. The primary reason for the increase in the net interest income during the first six months of 1998 as compared to the first six months of 1999 was an increase in average earning assets.



  Provision for Loan Losses



The provision for loan losses charged to operations was $74,000 and $105,000 for the first six months of 1998 and 1999, respectively. The allowance for loan losses as a percentage of total loans was 0.89%, 1.05%, and 1.01% at June 30, 1998, December 31, 1998, and June 30, 1999, respectively. The increase in the provision for loan losses was generally due to increases in loans outstanding.



  Noninterest Income



Noninterest income increased $11,000, or 14.5%, from $76,000 for the first six months of 1998 to $87,000 for the first six months of 1999.



  Noninterest Expense



Noninterest expense increased $305,000, or 55.0%, from $553,000 for the first six months of 1998 to $858,000 for the first six months of 1999. Salaries and employee benefits increased $114,000, or 41.4%, occupancy and equipment expense increased $71,000, or 97.2%, and other noninterest expense increased $120,000, or 58.4%, during the same time period. The increases were primarily a result of Premier's continued growth in Jefferson City, Missouri and expansion in Columbia, Missouri in April 1998.



  Income Tax Expense



While no income tax expense was recorded for the first six months of 1998, income tax expense was $31,000 for the first six months of 1999.



  Net Income



Net income (loss) increased $44,000 from ($4,000) for the first six months of 1998 to $40,000 for the first six months of 1999. The increase was a result of an increase in net interest income of $400,000 and an increase in noninterest income of $11,000, offset by an increase in noninterest expense of $305,000, an increase in the provision for loan losses of $31,000, and an increase in income tax expense of $31,000. Basic and dilutive income (loss) per share was ($0.11) and $0.96 for the first six months of 1998 and 1999, respectively. Return on average assets increased 15 basis points from (0.02%) for the first six months of 1998 to 0.13% for the first six months of 1999. Return on average equity increased 205 basis points from (0.23%) for the first six months of 1998 to 1.82% for the first six months of 1999.

FINANCIAL CONDITION



  Earning Assets



Premier increased average earning assets by $20,661,000, or 55.6%, from $37,095,000 for the first six months of 1998 to $57,756,000 for the first six months of 1999. This increase is primarily as a result of an increase in average loans of $20,141,000, or 76.8%, during the same time period.



  Loan Portfolio



Premier's total loans outstanding increased $8,054,000, or 19.4%, from December 31, 1998 to June 30, 1999. Loan growth for the first six months of 1999 was funded primarily through the growth in interest-bearing deposits. The increase in loans was a result of Premier's continued growth in Jefferson City, Missouri and expansion in Columbia, Missouri in April 1998.



  Asset Quality and Nonperforming Assets



At June 30, 1999, Premier had no nonaccrual loans, while the December 31, 1998 balance totaled $94,000. At June 30, 1999, four loans totaling $9,000 were contractually past due by 90 days or more as to principal and interest payments and continued to accrue interest. At June 30, 1999, there were no loans classified as "troubled debt restructurings" as that term is defined in Statement of Financial Accounting Standards No. 15.



  Allowance for Loan Losses and Net Charge-Offs



Net charge-offs for the first six months of 1998 was $2,000 while net charge-offs for the first six months of 1999 was $45,000. The allowance for loan losses to total loans increased from 0.89% at June 30, 1998 and 1.05% at December 31, 1998 to 1.01% at June 30, 1999.



  Investment Portfolio



Total debt and marketable equity securities available-for-sale increased $2,919,000, or 45.1%, from $6,478,000 at December 31, 1998 to $9,397,000 at June
30, 1999.



  Deposits



Total deposits increased $8,513,000, or 17.4%, from $48,816,000 at December 31, 1998 to $57,329,000 at June 30, 1999. During the first six months of 1999, a targeted effort by Premier resulted in growth of the certificates of deposit balance of $9,020,000, or 35.3%, from December 31, 1998 to June 30, 1999.



  Federal Home Loan Bank Advances and Note Payable



Total Federal Home Loan Bank Advances increased $337,000, or 9.8%, and the note payable increased $175,000, or 23.3%, from December 31, 1998 to June 30, 1999.



  Capital Resources



Shareholders' equity decreased $103,000, or 2.3%, from December 31, 1998 to June 30, 1999. This decrease was attributable to a decrease in accumulated other comprehensive income (loss) resulting from unrealized losses on debt and marketable equity securities available-for-sale of $143,000, offset by net income of $40,000. The ratio of shareholders' equity to assets decreased from 7.68% at December 31, 1998 to 6.50% at June 30, 1999 as a result of an increase in total assets and a decrease in shareholders' equity.

YEAR 2000 READINESS


Riva Bancshares will utilize and will be dependent upon data processing systems and software to conduct its business. The approach of the Year 2000 presents a problem in that many computer programs have been written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. For example, computer systems may compute payment, interest, delinquency or other figures important to the operations of Riva Bancshares based on the wrong date. This could result in internal system failure or miscalculation, and also creates risk for Riva Bancshares from third parties with whom we deal on financial transactions.


Following the acquisition of Premier Bank, Riva Bancshares will use Premier Bank's existing computer and data processing systems and will be dependent upon these systems for its own operations. Premier Bank is utilizing CSI, a third-party vendor, to provide its primary banking applications, including core processing systems. In addition, Premier Bank also uses CSI's software for certain ancillary computer applications. Premier has received periodic and other status reports from CSI with respect to CSI's Year 2000 readiness. CSI also maintains a secure website for its customers regarding CSI's Year 2000 readiness efforts. Premier has also reviewed the confidential FDIC examination report of the Year 2000 Phase II Assessment of CSI conducted by the FDIC on October 19, 1998. On the basis of these materials, Premier has determined that CSI meets all applicable industry standards for Year 2000 readiness.

The FDIC has issued guidelines for insured financial institutions with respect to Year 2000 compliance. Premier Bank has developed a Year 2000 action plan based in part on the guidelines and timetables issued by the FDIC. Premier Bank's action plan focuses on four primary areas: (1) information systems, (2) embedded systems located at Premier Bank's offices and within its off-site ATM machines, (3) third party and customer relationships, and (4) contingency planning. Premier Bank has designated a Year 2000 compliance team, headed by its Vice President/Cashier, who reports to the board of directors.

Information Systems. Premier Bank has identified all mission critical information ("IT") systems and has developed a schedule for testing and remediation of such systems. Testing of key computer hardware has been completed, and Premier Bank has also completed mission critical hardware modification or replacement. Premier Bank has completed its inventory of mission critical software and is in the process of contacting software vendors for certification of Year 2000 compliance. Testing of internal mission critical systems was completed and no problems were identified.


Embedded Systems. Premier Bank has performed a comprehensive inventory of its embedded systems, such as micro-controllers used to operate security systems, and has completed its inventory of mission critical non-IT systems. Premier Bank has contacted manufacturers and vendors of those components utilized in operations to determine whether such components are Year 2000 compliant. Premier Bank has remediated or replaced, as applicable, any non-compliant components and has completed this process for its mission critical systems.



Third Party and Customer Relationships. Premier Bank has contacted its suppliers and vendors to determine the potential impact of such third parties' failure to remediate their own Year 2000 issues. These third parties include other financial institutions, office supply vendors and telephone, electric and other utility companies. Premier Bank is encouraging its counterparties and customers to conduct their own Year 2000 assessment and take appropriate steps to become Year 2000 compliant.



Premier Bank outsources its principal data processing activities to CSI, and Premier Bank is actively communicating with and monitoring the progress of CSI to assess the impact of Year 2000 issues on CSI and its ability to provide data processing services. Premier Bank will consider new business relationships with alternate providers of products and services if necessary. Additionally, Premier Bank has initiated communications with its larger and commercial borrowers to assess the potential impact of Year 2000 on them and their ability to remain current on loan repayments.


Contingency Plans. As part of Premier Bank's normal business practice, it maintains contingency plans to follow in the event of emergency situations, some of which could arise from Year 2000-related problems.

Premier Bank has formulated a detailed Year 2000 contingency plan, which assesses several possible scenarios to which Premier Bank may be required to react. Premier Bank's formal Year 2000 contingency plan was completed in the first quarter of 1999.

Financial Implications. Management of Premier Bank currently does not expect the amounts required to be expensed to resolve Year 2000 issues to have a material effect on its financial position or results of operations. Premier Bank currently estimates that the costs of assessing, testing and remediation of Year 2000 issues totaled approximately $6,500 in 1998 and are expected to total approximately $9,000 in 1999. The anticipated costs associated with Premier Bank's Year 2000 compliance program do not include time and costs that may be incurred as a result of any potential failure of third parties to become Year 2000 compliant or costs to implement Premier Bank's contingency plans.

Potential Risks. The Year 2000 issue presents a number of risks to the business and financial condition of Premier Bank. External factors, which include but are not limited to electric and telephone service, are beyond the control of Premier Bank and the failure of such systems could have a material adverse effect on Premier Bank, its customers and third parties on whom Premier Bank relies for its day-to-day operations. The business of many of Premier Bank's customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by Premier Bank's customers in connection with the century change could negatively affect such customer's ability to repay loans to Premier Bank. The failure of Premier Bank's computer system or applications or those operated by customers or third parties could have a material adverse effect on Premier Bank's results of operations and financial condition. In addition, as the Year 2000 approaches, Premier Bank may be required to keep higher levels of noninterest earning assets due to its need to keep extra cash reserves available.

The foregoing are forward-looking statements reflecting management's current assessment and estimates with respect to Premier Bank's Year 2000 compliance efforts and the impact of Year 2000 issues on Premier Bank's business and operations. Various factors could cause actual plans and results to differ materially from those contemplated by such assessments, estimates and forward-looking statements, many of which are beyond the control of Premier Bank. Some of these factors include, but are not limited to, representations by Premier Bank's vendors and counterparties, technological advances, economic considerations and consumer perceptions. Premier Bank's Year 2000 compliance program is an ongoing process involving continual evaluation and may be subject to change in response to new developments.

ACCOUNTING PRONOUNCEMENTS

In June, 1997 the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130") which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Premier adopted SFAS 130 on January 1, 1998. SFAS 130 is a disclosure requirement and had no impact on Premier's consolidated financial position and results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") which establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim reports issued to stockholders. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. As Premier operates as a single segment, it has no reporting requirements under SFAS 131.


In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB

Statement No. 133, which defers the effective date of SFAS from fiscal years beginning after June 15, 1999 to fiscal years beginning after June 15, 2000. Earlier application of SFAS 133, as amended, is encouraged but the pronouncement should not be applied retroactively to financial statements of prior periods. Premier is currently evaluating the requirements and impact of SFAS 133, as amended, but as Premier has not invested in any investments that are defined as derivatives, SFAS 133, as amended, is expected to have no impact on its consolidated financial position or results of operations.


EFFECTS OF INFLATION AND CHANGING PRICES

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions through increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely effect liquidity, earnings, and shareholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce Premier's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

MONETARY POLICIES

The results of operations of Riva Bancshares and Riva Bank will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Riva Bancshares or Riva Bank.

                                    BUSINESS

GENERAL

We were incorporated on May 1, 1998 to create a multi-market banking franchise focusing on small to medium-sized business customers, selected real estate developers and the principals of these businesses who have become dissatisfied with the impersonal service delivered by super-regional and national banks. We formed Riva Bancshares with the intent of acquiring an existing financial institution which would provide a platform for expansion throughout Missouri. Immediately prior to the closing of the offering, Riva Bancshares will acquire Premier Bancshares, Inc., a Missouri bank holding company for Premier Bank, an independent state-chartered commercial bank, as its entry into the Jefferson City and Columbia, Missouri market areas. Upon completion of the merger, Premier Bank will be renamed Riva Bank.

Our strategy is to capitalize on the opportunities created by widespread consolidation in the banking industry. We believe that this consolidation has compromised customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. More specifically, many financial institutions have centralized their loan approval practices for small businesses, leaving less responsibility and authority with the traditional loan officer. By virtue of their banking experience in Missouri, management believes that the most frequent customer complaints are based on a lack of personalized service and turnover in lending personnel, which limits the customer's ability to develop a relationship with his or her banker. As a result of these factors, we believe there currently exists a significant opportunity to attract and maintain customers who are dissatisfied with their banks. We also believe we can attract experienced management personnel within our identified markets.

To implement our business plan, we have assembled a senior management team with over 85 years of banking experience in our identified markets. Our management team is headed by Richard C. Jensen, who has over 25 years of banking experience in the St. Louis market. Prior to founding the company, Mr. Jensen served as President of NationsBank St. Louis, formerly Boatmen's National Bank of St. Louis which, as of June 1998, had approximately $5.3 billion in total deposits and over 71 branches in the St. Louis market. We believe that the combination of Mr. Jensen's 25 years of experience in the Missouri banking industry, his extensive network of contacts throughout the state and his management skills will provide the leadership necessary for Riva Bancshares to implement its business strategy. In addition, all members of the senior management team have worked with Mr. Jensen at either Boatmen's National Bank or NationsBank. As a group, the senior management team has over 85 years of banking experience in the Missouri markets. The senior management team shares the same credit culture and will be responsible for maintaining strict credit policies and procedures as well as managing administrative functions at the company headquarters in St. Louis. This management team has gained prominence in servicing small and medium-sized businesses and their principals throughout Missouri, which should allow them to continue to provide quality service for these types of customers. We expect that the familiarity of the senior management team with each other, as well as with the various Missouri communities, will also provide a strong foundation for implementing our business plan. In addition, we will have the resources of management of Premier Bank and their existing relationships in the Columbia and Jefferson City markets.

We intend to open a banking center in the St. Louis market following the completion of the offering. Future business plans include further expansion in the Jefferson City and Columbia markets and entry into the markets of Kansas City and Springfield. We expect to establish banking centers in each new market area, primarily through the opening of new branches of Riva Bank. We will also, however, evaluate opportunities for acquisitions of financial institutions in Missouri as well as markets in the adjacent states that would complement or expand our business. Within each of our targeted markets, we expect to offer a broad range of banking products and services by focusing primarily on small and medium-sized businesses and their principals. Although we will offer a variety of loan products, we expect to emphasize commercial/industrial and construction and commercial real estate lending. We will also promote private banking services and asset management products for our professional and executive customers.

We will have a community banking approach that emphasizes responsive and personalized service to our customers. Our expansion strategy includes attracting strong local management teams who have significant banking experience, strong community contacts and strong business development potential in our identified markets. Once local management teams are assembled, we intend to establish banking centers in each of the identified markets. We currently have management teams in place in the St. Louis, Columbia and Jefferson City markets. Each management team will operate one or more banking centers within its particular market area, will have a high degree of local decision-making and lending authority and will operate in a manner that provides responsive, personalized services similar to an independent community bank. In addition, local management will be compensated based on the performance of their respective banking centers and the overall financial and market performance of the bank. We expect that upon our entry into a new market area, we will undertake a marketing campaign using an officer calling program and community-based promotions. Each market area will be supported by a local board of directors, which will be provided with financial incentives to assist in the development of banking relationships throughout the community.

Riva Bancshares will provide a variety of centralized support services to each of the banking centers, including:

  - accounting and back office support operations;

  - investment portfolio management;

  - credit administration and review;

  - human resources;

  - administration;

  - training; and

  - strategic planning.

Core processing, check clearing and other similar functions will be outsourced to third-party vendors. As a result, we believe that these operating strategies will enable us to achieve cost efficiencies, to maintain consistency in policies and procedures, and to allow the local management teams to concentrate on developing and enhancing customer relationships.

ACQUISITION OF PREMIER BANCSHARES, INC.

Based upon a business plan developed by T. Stephen Johnson & Associates, Inc., a financial services consulting firm ("TSJ&A"), TSJ&A and Richard C. Jensen, the President and Chief Executive Officer of Riva Bancshares, developed the concept for Riva Bancshares. Riva Bancshares is a Delaware corporation which was organized on May 1, 1998 to implement this concept. Mr. Jensen and TSJ&A evaluated potential bank acquisition candidates in various Missouri markets and identified Premier as an independent financial institution capable of providing a platform to implement its business strategy. On May 6, 1999, Riva Bancshares signed a merger agreement with Premier Bancshares, Inc. and agreed to acquire all of the outstanding capital stock of Premier in exchange for shares of Riva Bancshares common stock. The acquisition of Premier Bank provides us with an existing charter so that we may immediately commence banking operations upon completion of the merger in two of our five initially-targeted markets. We intend to use the acquisition of Premier Bank as a platform to expand our operations by building upon Premier Bank's existing infrastructure, core processing and outsourcing relationships.


As a result of the merger, the shareholders of Premier Bancshares will receive, for each share of common stock that they own, the number of shares of Riva Bancshares common stock equal to the quotient obtained by dividing $215.136 by the initial public offering price. In addition, the shareholders of Premier Bancshares will receive warrants to purchase 350,000 shares of Riva Bancshares common stock. Of these warrants, 140,000 will be exercisable at the initial public offering price and 210,000 will be exercisable at 120% of the initial public offering price. These warrants will be exercisable for a period of ten years from the date of issuance.

Other than the acquisition of Premier, we have no understandings or agreements with respect to any acquisition.

STRATEGY OF RIVA BANCSHARES

  General

Our business strategy is to create a banking franchise that captures market share among small and medium-sized businesses, their principals and other professionals and executives in geographic markets that are familiar to management. We will implement this strategy by:

  - Targeting small and medium-sized business customers who demand high levels of personalized attention and customer service;

  - Establishing a banking center in St. Louis, expanding into Kansas City and Springfield, while continuing to enhance our current operations in Columbia and Jefferson City;

  - Staffing banking centers with community-minded and responsive management teams that will have significant local decision-making authority;

  - Operating with a few strategically located offices supported by outsourced core processing and back room operations to increase efficiencies;

  - Enhancing private banking relationships by offering a broad spectrum of products and services, including securities brokerage services and investment management services; and

  - Offering our customers the convenience and advantages offered by Internet banking while targeting businesses that have been identified as Internet users to leverage our banking centers.

  Our Banking Model

Upon completion of the acquisition of Premier, we will have banking centers in two of our five initially-targeted markets. We intend to establish a banking center within each of our identified markets primarily through the branching of Riva Bank. We may, however, accomplish our expansion strategy by acquiring existing banks within an identified market if an opportunity for such an acquisition becomes available. Although each banking center will legally be a branch of Riva Bank, our business strategy envisions that banking centers located within each market will operate as if they were independent community banks.

Local Management Teams. Prior to expanding into a new market area, we will identify an individual who will serve as the president of that particular market area, as well as those individuals who will serve on the local board of directors. Each local president will be primarily responsible for actively recruiting and assembling a management team, including lending officers, from the local market area. We believe that a management team familiar with the needs of its community will provide high quality personalized service to its customers. The local management team will have a significant amount of decision-making and lending authority and will be accessible to its customers. As a result of the consolidation trend in the state of Missouri, we believe there are significant opportunities to attract experienced bank managers who would be available to join an institution promoting a community banking concept.

Local Boards of Directors. Each banking center will have a local board of directors which will be comprised of prominent members of the community, including business leaders and professionals. These local directors will act as ambassadors of Riva Bancshares within the community and will be expected to promote the business development of each banking center.

We will encourage both the members of our local boards of directors as well as our lending officers to be active in the civic, charitable and social organizations in their communities. It is anticipated that members of the local management team will hold leadership positions in a number of community organizations.

We expect that upon our entry into a new market area, we will undertake a marketing campaign utilizing an officer calling program, and community-based promotions and media advertising. Such campaigns will emphasize each banking center's responsiveness, local management team and special focus on personalized service.

The initial banking center established in an identified market will have the following banking personnel: a President, a Senior Lender, an Associate Lending Officer, a Credit Analyst, a Branch/Operations Manager and an appropriate number of financial service managers and tellers.

Lending Officers with Local Decision-Making Authority. It is expected that the lending officers will be primarily responsible for the sales and marketing efforts of the banking centers. We will emphasize relationship banking whereby each customer will be assigned to a specific officer, with other local officers serving as backup or in supporting roles. We intend to hire the appropriate number of lending officers necessary to facilitate the development of strong customer relationships. Our lending officers will be supported by our organization's ability to make significantly larger loans than smaller community banks.

We intend to offer salaries to the lending officers that are competitive with other financial institutions in each market area. Local management will be compensated based on the performance of their particular banking centers as well as the overall financial and market performance of the bank. Lending officers will be compensated based on an annual base salary plus an incentive payment structure that will be based upon the achievement of certain loan quality and production goals. Those goals will be evaluated on an annual basis. We believe that such a compensation structure will provide greater motivation for participating officers.

It is anticipated that the banking centers will be strategically located in areas in each market where the local management team determines that there is the greatest potential to reach the maximum number of small and medium-sized businesses. It is expected that these banking centers will develop in the areas surrounding office complexes and other commercial areas. Such determinations will depend upon the customer demographics of a particular market area and the accessibility of a particular location to its customers. We expect to lease our facilities to avoid investing significant amounts of capital in property and facilities.

  Customers

We believe that the recent bank consolidation within the state of Missouri provides a community-oriented bank significant opportunities to build a successful, locally-oriented franchise. We further believe that many of the larger financial institutions do not emphasize a high level of personalized service to small and medium-sized businesses and their principals. We intend to focus our marketing efforts on attracting small and medium-sized businesses and individuals including: service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as physicians and attorneys. Because we intend to focus on small and medium-sized businesses, we believe that the majority of our loan portfolio will be in the commercial area with an emphasis placed on commercial/industrial, construction and commercial real estate loans secured by real estate, accounts receivable, inventory, and property, plant and equipment.

Although we expect to concentrate our lending efforts on commercial businesses, we also anticipate that we will attract a significant amount of consumer business. We expect that many of our retail customers will be the principals of our small and medium-sized business customers. These customers will comprise our private banking clients, for whom Riva Bank is expected to provide investment management services, asset management services and securities brokerage services. We intend to offer these services through strategic alliances with third-party vendors. We intend to emphasize "relationship banking" in order that each customer will identify and establish a comfort level with the bank officers within a banking center. We intend to develop our retail business with individuals who appreciate a high level of personal service, contact with their lending officer and responsive decision-making. We expect that most of our business will be developed through our lending officers and local boards of directors and by pursuing an aggressive strategy of calling on customers throughout the market area.

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  Products and Services

We intend to offer and Premier Bank currently offers a broad array of traditional banking products and services to our customers.

Loans. We intend to offer a wide range of commercial and consumer loans as follows:

     - Commercial/Industrial. We expect that our commercial lending will consist primarily of loans for the financing of accounts receivable, inventory and property, plant and equipment. We also expect to offer Small Business Administration guaranteed loans. In making these loans, we intend to manage our credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors.

     - Commercial Construction. We expect to provide loans for the construction and development of real estate which would be secured by commercial properties. These loans generally command higher rates and fees commensurate with the risk warranted in the construction lending field. The risk in construction lending is dependent upon the performance of the builder in building the project to the plans and specifications of the borrower and the bank's ability to administer and control all phases of the construction disbursements. Upon completion of the construction period, this type of loan is typically converted to a permanent loan.

     - Commercial Real Estate. We anticipate that we will also offer commercial real estate loans to developers of both commercial and residential properties. In making these loans, we intend to manage credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors.

     - Residential Mortgage. We expect that our real estate loans will consist of residential first and second mortgage loans and residential construction loans. We expect that we will make mortgage loans with a variety of terms, including fixed and floating to variable rates and a variety of maturities. These loans will be made consistent with our appraisal policy and real estate lending policy which will detail maximum loan-to-value ratios and maturities. We expect that these loan-to-value ratios will be sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss. We believe that many of our mortgage loans that conform with secondary market criteria will be sold in the secondary markets.

     - Consumer Loans. We expect that our consumer loans will include lines of credit and term loans secured by second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. The remaining consumer loans will consist of installment loans to individuals for personal, family and household purposes. In evaluating these loans, we will require our lending officers to review the borrower's level and stability of income, past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, we will require that our banking centers maintain an appropriate margin between the loan amount and collateral value. We expect that many of our consumer loans will be made to the principals of the small and medium-sized businesses for whom we provide banking services.

Private Banking Services. We also expect to provide other fee generating services for the principals of our business customers. We intend to offer services such as securities brokerage and investment services, portfolio and asset management services, insurance products and will consider other permissible activities. We also expect to offer investment products and cash management products.

Internet Banking. We believe that there is a strong need within our market niche for Internet banking. These services, which would be provided through a third party, would allow customers to access their bank accounts on a seven-day-a-week, 24-hour-a-day basis from any personal computer, wherever located, by means of a secure web browser. This technology gives Internet banking an advantage over PC-based home banking, which utilizes PC-based software, requires repeated downloading and limits the user to a specific PC. We believe that Internet banking will encourage our customers to maintain their total banking

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relationships with us. We also anticipate using the Internet for direct e-mail solicitation to small and medium-sized businesses we have identified as current Internet users. We will market the convenience and advantages of Internet banking, including on-line bill paying, money transfer and cash management. We believe that Internet banking will leverage our strategically located banking centers by attracting customers from within Missouri and adjacent market areas. We are negotiating with several Internet banking providers about implementing these services upon completion of the merger and the offering.

Deposits. We intend to offer a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. We anticipate that the primary sources of deposits will be small and medium-sized businesses and individuals within an identified market. In each identified market, senior management will have the authority to set rates within specified parameters in order to remain competitive with other financial institutions located in the same market. All deposits will be insured by the FDIC up to the maximum amount permitted by law. In addition, we expect to implement a service charge fee schedule which will be competitive with other financial institutions in a community banking center's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Specialized Consumer Services. We intend to offer specialized products and services to our customers, such as travelers checks, safe deposit services, credit cards and consumer lines of credit. Premier Bank currently offers all of these services and provides credit cards to its customers through a third party.

Courier Services. We expect to offer courier services to our business customers. Courier services will be provided through a third party, which will permit us to provide the convenience and personalized service our customers require by scheduling pick-ups of deposits.

Automatic Teller Machines ("ATMs"). We expect to establish a limited ATM network and we intend to make other financial institutions' ATMs available to our customers.

  Market Expansion

Riva Bancshares intends to expand into the attractive and growing communities in the state of Missouri. Once it has assembled a local management team and local board of directors for a particular market area, Riva Bancshares intends to establish one or more banking centers in that market. Upon the completion of the acquisition of Premier Bank, we will have established banking centers in the Jefferson City and Columbia market areas. Jefferson City is the capital of Missouri and Columbia is the site of the main campus of the University of Missouri. In addition, we have assembled a management team in St. Louis and, immediately following the offering, will open a banking center in the St. Louis market. The other markets into which we presently intend to expand are Kansas City and Springfield. We have identified these markets as providing the most favorable opportunities for growth and intend to establish banking centers within these markets as soon as practicable. As opportunities arise, we will also consider expansion into other selected banking markets in the states adjacent to Missouri.

The consolidation within the banking industry is evidenced by the following statistics. According to the FDIC, as of December 31, 1987, 596 depository institutions were located in Missouri. By December 31, 1998, there were a total of 383 depository institutions in Missouri, representing a decline of approximately 36% over the ten-year period. Management attributes this decline to consolidation resulting from the liberalization of interstate banking and branching laws allowing the entry into, and expansion in, Missouri by numerous large banks. The result of this consolidation has been a significant reduction in the number of community-oriented financial institutions focusing on personalized service to small and medium-sized business customers. We believe that our strategy, which incorporates a community banking concept, is better suited to provide a high level of service to small and medium-sized businesses than larger financial institutions.

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We believe that the state of Missouri in general and the identified markets within Missouri in particular represent an attractive opportunity to build a multi-market banking franchise. Missouri has a current population of approximately 5.4 million making it the fifteenth most populous state in the country. Missouri has experienced growth in the amount of commercial and consumer deposits.

Certain demographic and deposit information with respect to each of the identified markets is discussed below.

St. Louis Market. The St. Louis market area includes the city of St. Louis and the surrounding counties in both Missouri and Illinois. St. Louis' population increased from approximately 2.49 million in 1990 to approximately 2.56 million in 1998, representing an increase of approximately 2.7% over that period compared to the national increase of 8.31% for the same period. The population is projected to increase to approximately 2.62 million by 2003. Over the period from 1990 to 1998, average household income in the St. Louis market has increased 38.9% compared to the national increase of 38.2% for the same period. As of June 30, 1998, there were 124 financial institutions represented in St. Louis with aggregate deposits of $36.1 billion. Deposits in St. Louis increased $7.6 billion from June 30, 1993 through June 30, 1998, at an annual growth rate of 4.84% for that period.

Kansas City Market. The Kansas City market area includes the city of Kansas City as well as surrounding counties in Missouri and Kansas. Kansas City's population increased from approximately 1.58 million in 1990 to approximately
1.72 million in 1998, representing an increase of approximately 8.6% over that period compared to the national increase of 8.3% for the same period. The population is projected to increase to approximately 1.79 million by 2003. Over the period from 1990 to 1998, average household income in the Kansas City market increased 42.2% compared to the national increase of 38.2% for the same period. As of June 30, 1998, there were 136 financial institutions represented in the Kansas City market with aggregate deposits of $24.2 billion. Deposits in the Kansas City market increased $4.4 billion from June 30, 1993 through June 30, 1998, at an average annual growth rate of 4.10% for that period.

Springfield Market. The Springfield market area includes the city of Springfield, as well as the counties of Christian, Greene and Webster. Springfield's population increased from approximately 264,000 in 1990 to approximately 305,000 in 1998, representing an increase of approximately 15.5% over that period compared to the national increase of 8.3% for the same period. The population is projected to increase to approximately 322,000 by 2003. Over the period from 1990 to 1998, average household income in the Springfield market increased 51.3% compared to the national increase of 38.2% for the same period. As of June 30, 1998, there were 34 financial institutions represented in the Springfield market with aggregate deposits of $3.9 billion. Deposits in the Springfield market increased $1.1 billion from June 30, 1993 through June 30, 1998, at an average annual growth rate of 6.85% for that period.

Columbia Market. The Columbia market area includes the city of Columbia, as well as Boone county. Columbia's population increased from approximately 112,000 in 1990 to approximately 130,000 in 1998, representing an increase of approximately 15.2% over that period compared to the national increase of 8.3% for the same period. The population is projected to increase to approximately 138,000 by the year 2003. Over the period from 1990 to 1998, average household income in the Columbia market increased 52.2% compared to the national increase of 38.2% for the same period. As of June 30, 1998, there were 12 financial institutions represented in the Columbia market with aggregate deposits of $1.4 billion. Deposits in the Columbia market increased $300 million from June 30, 1993 through June 30, 1998, at an average annual growth rate of 4.94% for that period.

Jefferson City Market. The Jefferson City market area includes Jefferson City and Cole County. Jefferson City's population increased from approximately 35,500 in 1990 to approximately 36,200 in 1998, representing an increase of approximately 2.0% over that period compared to the national increase of 8.3% for the same period. The population is projected to increase to approximately 36,800 by 2003. Over the period from 1990 to 1998, average household income in the Jefferson City market increased 51.1% compared to the national increase of 38.2% for the same period. As of June 30, 1998, there were 16 financial institutions represented in the Jefferson City market with aggregate deposits of $1.4 billion.

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Deposits in the Jefferson City market increased $350 million from June 30, 1993 through June 30, 1998, at an average annual growth rate of 5.92% for that period.

OPERATIONS OF RIVA BANCSHARES

Riva Bancshares will remain in the development stage until the completion of the acquisition of Premier Bank and the offering. Riva Bancshares' corporate offices will be located in the St. Louis metropolitan area. Riva Bancshares presently has six full-time employees.

At the holding company level, Riva Bancshares will provide a variety of support services for each of the banking centers. These services will include back office operations, investment portfolio management, credit administration and review, human resources, training and strategic planning. Riva Bancshares has hired a Chief Financial Officer, a Chief Credit Officer, and a Senior Vice President of Commercial Real Estate and the President of the St. Louis market.

Riva Bancshares intends to use Premier Bank's facilities and outsourcing arrangements for its data processing, operational and back office support activities. The banking centers will utilize the operational support provided by Premier Bank to perform account processing, loan accounting, loan support, network administration and other functions. Premier Bank has developed extensive procedures for many aspects of its operations, including operating procedures manuals and compliance procedures. Specific operating procedures for the banking centers will be developed from the procedures that are currently utilized by Premier Bank. We believe that Premier Bank's existing operations and support management are capable of providing continuing operational support for all of the banking centers.

  Outsourcing

We believe that by outsourcing a major portion of our back office operations, we can realize greater efficiencies and economies of scale. In addition, various products and services, especially technology-related services, can be offered through third-party vendors at a substantially lower cost than the costs of developing these products internally.

Premier Bank is utilizing Computer Services Incorporated to provide its core data processing and certain customer products. In addition to account level processing for loans and deposits, Premier Bank also utilizes CSI for computer network support, proof of deposit processing, on-line support, telephone banking services, cash management, automated clearing house services and consulting services.

  Credit Administration

We will oversee all credit policy operations at the holding company level while still granting local lending authority to management in each local market. Our Chief Credit Officer will be primarily responsible for maintaining a quality loan portfolio and developing a strong credit culture throughout the entire organization. The Chief Credit Officer will be responsible for developing and updating the credit policy and procedures for the organization. In addition, he will work closely with each lending officer at the banking centers to ensure that the business being solicited is of the quality and structure that fits our desired risk profile. Credit quality will be controlled through uniform compliance to credit policy. Our risk-decision process will be actively managed in a disciplined fashion to maintain an acceptable risk profile.

Our credit approval process will consist of specific authorities granted to the lending officers. Loans exceeding a particular lending officer's level of authority will be reviewed and considered for approval by the next level of authority. The Chief Credit Officer has ultimate credit decision-making authority, subject to review by the Chief Executive Officer and our board of directors. Risk management will require active involvement with our customers and active management of our portfolio. The Chief Credit Officer will review our credit policy with the local management teams at least annually but more frequently if necessary. The results of these reviews will then be presented to our board of directors. The purpose of these reviews will be to attempt to ensure that the credit policy remains compatible with our short and

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

long-term business strategies. The Chief Credit Officer will also generally require all individuals charged with risk management to reaffirm their familiarity with the credit policy annually.

OPERATIONS OF PREMIER BANCSHARES, INC.

Premier Bancshares, Inc. was incorporated in 1994 as a Missouri corporation. Premier Bank commenced operations on May 15, 1995, as a full service, state-chartered commercial bank in Jefferson City, Missouri. Premier Bank opened its branch office in Columbia in April, 1998. Premier Bank owns both of its facilities. Premier Bank has received regulatory approval to open an additional branch in a leased facility in Jefferson City which is expected to open in the first quarter of 2000.

Premier Bank will apply for a branch location in the St. Louis metropolitan area which would open following the completion of the offering and the merger.

Premier Bank is currently providing many of the products and services which Riva Bancshares expects to offer. Premier Bank offers a variety of loan products, including commercial loans, real estate loans, home equity loans, consumer/installment loans, SBA loans and offers credit cards through a third party. Premier Bank also offers a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit. In addition, Premier Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank-by-mail services, direct deposit and telephone banking. Premier Bank is also offering limited investment services, such as securities brokerage, through a third party provider.


Premier Bank engages in a broad array of lending activities, including commercial/industrial, SBA guaranteed loans, consumer and real estate loans. As of June 30, 1999, Premier Bank had a legal lending limit for loans of approximately $1.0 million per borrower.


ASSET/LIABILITY MANAGEMENT

Our objective is to manage assets and liabilities to provide a satisfactory level of consistent operating profitability. Our Chief Financial Officer is primarily responsible for monitoring policies and procedures that are designed to maintain an acceptable composition of the asset/liability mix while adhering to prudent banking practices. Our management philosophy is to support asset growth primarily through growth of core deposits. We intend to continue to invest the largest portion of earning assets in commercial industrial and construction and commercial real estate loans.

Currently, Premier Bank's asset/liability mix is monitored on a daily basis, with monthly reports presented to Premier Bank's board of directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on Premier Bank's earnings.

COMPETITION

Competition among financial institutions in the state of Missouri and the markets in which Premier Bank currently operates and into which we may expand is intense. We will compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater resources and lending limits, larger branch networks and are able to offer a broader range of products and services than we will be able to offer.

Various legislative actions in recent years have led to increased competition among financial institutions. With the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, financial institutions located outside of the state of Missouri may now more easily enter our targeted markets. In addition, recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities
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

without regard to geographic barriers through computer and telephone-based banking and similar services. There can be no assurance that the United States Congress or the Missouri Legislature or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on Riva Bancshares. Our failure to compete effectively for deposit, loan and other banking customers in its market areas could have a material adverse effect on our business, future prospects, financial condition or results of operations.

DATA PROCESSING

Premier Bank currently has an agreement with CSI to provide its core processing and certain customer products. We believe that CSI will be able to provide technologically advanced data processing and customer service-related processing at a competitive price to support Riva Bancshares' future growth. We believe that CSI's services are adequate for our business expansion plans.

FACILITIES

Our temporary offices are located at 13004 Starbuck Road, St. Louis, Missouri 63141. We are currently negotiating for office space in the St. Louis metropolitan area.

Premier Bank's main offices, which contain approximately 7,500 square feet, are located at 815 West Stadium Boulevard, Jefferson City, Missouri. Premier Bank also operates a branch office, which contains approximately 5,000 square feet of office space at 15 South Fifth Street, Columbia, Missouri 65201. Premier Bank has received regulatory approval and has entered into an agreement to lease approximately 1,800 square feet for an additional branch facility in Jefferson City. This branch is expected to open in the first quarter of 2000.

EMPLOYEES

We presently have six full-time employees. We will hire additional employees as needed to support our growth.

Premier Bank presently has 20 full-time employees and one part-time employee, including 10 officers. Premier Bank will hire additional employees as needed, including additional tellers and financial service representatives.

LEGAL PROCEEDINGS

From time to time, Riva Bancshares may be involved in litigation relating to claims arising out of operations in the normal course of business. As of the date of this prospectus, neither Riva Bancshares nor Premier Bank is engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on Riva Bancshares or Premier Bank.

                           SUPERVISION AND REGULATION

GENERAL

We will operate in a highly regulated environment, and our business activities will be supervised by a number of federal regulatory agencies, including the Federal Reserve Board, the FDIC and the Missouri Division of Finance.

Riva Bancshares will be regulated by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring more than five percent of the voting shares of any bank or all or substantially all of the assets of a bank, or before merging or consolidating with another bank holding company. The Federal Reserve Board (pursuant to regulation and published policy statements) has maintained that a bank holding company must serve as a source of financial strength to its
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subsidiary banks. In adhering to the Federal Reserve Board policy, Riva
Bancshares may be required to provide financial support to its subsidiary bank at a time when, absent such Federal Reserve Board policy, Riva Bancshares would not deem it advisable to provide such assistance.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which became effective in November 1994, the restrictions on interstate acquisitions of banks by bank holding companies were repealed as of September 29, 1995, such that Riva Bancshares and any other bank holding company located in Missouri is able to acquire a bank located in any other state, and a bank holding company located outside Missouri can acquire any Missouri-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation provides that unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies will be able to consolidate their multi-state bank operations into a single bank subsidiary and to open new branches on an interstate basis. The opening of new branches by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. Missouri does not permit the opening of new branches by an out-of-state bank. Therefore, the only method by which an out-of-state bank or bank holding company may enter Missouri is through an acquisition. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws.

A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be incident thereto and thus permissible for bank holding companies. Effective April 21, 1997, the Federal Reserve Board revised and expanded the list of permissible non-banking activities, which now includes the following activities:

  - extending credit and servicing loans;

  - acting as an investment or financial advisor;

  - leasing personal and real property or acting as a broker;

  - providing management and employee benefits consulting and career counseling services to nonaffiliated banks and nonbank depository institutions;

  - operating nonbank depository institutions;

  - performing trust company functions;

  - providing agency transactional services, including securities brokerage services, riskless principal transactions, private placement services, and acting as a futures commission merchant;

  - providing data processing and data transmission services;

  - acting as an insurance agent or underwriter with respect to certain limited types of insurance;

  - performing real estate appraisals;

  - arranging commercial real estate equity financing;

  - providing check-guaranty, collection agency and credit bureau services;

  - engaging in asset management, servicing and collection activities;

  - providing real estate settlement services;

  - acquiring certain debt which is in default;

  - underwriting and dealing in obligations of the United States, the states and their political subdivisions;

  - engaging as a principal in foreign exchange trading and dealing in precious metals;

  - providing other support services such as courier services and the printing and selling of checks; and

  - investing in programs designed to promote community welfare.

In determining whether an activity is so closely related to banking as to be permissible for bank holding companies, the Federal Reserve Board is required to consider whether the performance of such activities

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by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition and gains in efficiency that outweigh the possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices. Generally, bank holding companies are required to obtain the prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board.

Riva Bancshares will also be regulated by the Missouri Division of Finance under Missouri law, which requires that a bank holding company may not obtain control of any bank if as a result of the acquisition, the total deposits in such bank together with the total deposits of all banks located in the state of Missouri controlled by the bank holding company would exceed 13% of the total deposits of all depository financial institutions in the state, including banks, thrifts and credit unions. In computing the total deposits in all banks controlled by the bank holding company and the bank which the holding company seeks to acquire, certificates of deposit in the face amount of $100,000 or more, deposits from sources outside the United States and deposits of banks other than banks controlled by the bank holding company are to be deducted.

Riva Bank, as a subsidiary of Riva Bancshares, will be subject to restrictions under federal law in dealing with Riva Bancshares and other affiliates, if any. These restrictions apply to extensions of credit to an affiliate, investments in the securities of an affiliate and the purchase of assets from an affiliate.

Upon completion of the acquisition, Riva Bank will be the primary subsidiary of Riva Bancshares. Premier Bank is a Missouri state-chartered bank and, as such, its primary bank regulatory authorities are the Missouri Division of Finance and the FDIC. Banks organized under state law which are members of the Federal Reserve System are regulated and examined primarily by the Federal Reserve Board and state banking authorities, while banks organized under state law which are not members of the Federal Reserve System are regulated and examined primarily by the FDIC and state banking authorities. Premier Bank is a state-chartered bank which is not a member of the Federal Reserve System. Regulation by the federal and state banking authorities is designed to protect depositors rather than shareholders.

CAPITAL ADEQUACY REQUIREMENTS

Both Riva Bancshares and Riva Bank will be subject to regulatory capital requirements imposed by the Federal Reserve Board and the FDIC. The Federal Reserve Board and the FDIC have issued risk-based capital guidelines for bank holding companies and banks which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies on a consolidated basis. The FDIC's risk capital guidelines apply directly to state chartered nonmember banks regardless of whether they are subsidiaries of a bank holding company. Both agencies' requirements (which are substantially similar), provide that banking organizations must have capital equivalent to eight percent of weighted risk assets. The risk weights assigned to assets are based primarily on credit risks. Both the Federal Reserve Board and the FDIC have also implemented new minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. Under these rules, banking institutions are required to maintain a ratio of three percent "Tier 1" capital to total assets (net of goodwill). Tier 1 capital includes common shareholders equity, noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain intangible assets.

The FDIC's guidelines provide that intangible assets are generally deducted from Tier 1 capital in calculating a bank's risk-based capital ratio. However, certain intangible assets which meet specified criteria ("qualifying intangibles") such as mortgage servicing rights are retained as a part of Tier 1 capital. The FDIC currently maintains that only mortgage servicing rights and purchased credit card relationships meet the criteria to be considered qualifying intangibles. The FDIC's guidelines formerly provided that the amount of such qualifying intangibles that may be included in Tier 1 capital was strictly limited to a maximum of 25% of total Tier 1 capital. The FDIC has amended its guidelines to increase the limitation

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on such qualifying intangibles from 25% to 50% of Tier 1 capital and further to permit the inclusion of purchased credit card relationships as a qualifying intangible asset.

Both the risk-based capital guidelines and the leverage ratio are minimum requirements, applicable only to top-rated banking institutions. Institutions operating at or near these levels are expected to have well-diversified risk, high asset quality, high liquidity, good earnings and in general, have to be considered strong banking organizations rated composite 1 under the CAMELS rating system for banks. Institutions with lower ratings and institutions with high levels of risk or experiencing or anticipating significant growth would be expected to maintain ratios 100 to 200 basis points above the stated minimums.

The Federal Reserve Board and the FDIC have adopted regulations revising their risk-based capital guidelines to ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. Under the new regulations, when evaluating a bank's capital adequacy, the agency's capital standards now explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts. Concurrently, the agencies issued a joint policy statement, effective June 26, 1996, to provide guidance on sound practices for managing interest rate risk. In the policy statement, the agencies emphasize the necessity of adequate oversight by a bank's board of directors and senior management and of a comprehensive risk management process. The policy statement also describes the critical factors affecting the agencies' evaluations of a bank's interest rate risk when making a determination of capital adequacy. The agencies' risk assessment approach used to evaluate a bank's capital adequacy for interest rate risk relies on a combination of quantitative and qualitative factors. Banks that are found to have high levels of exposure and/or weak management practices will be directed by the agencies to take corrective action.

PROMPT CORRECTIVE ACTION

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), enacted on December 19, 1991, provides for the development of a regulatory monitoring system requiring prompt corrective action on the part of banking regulators with regard to certain classes of undercapitalized institutions. While the FDICIA does not change any of the minimum capital requirements, it directs each of the federal banking agencies to issue regulations putting the monitoring plan into effect. The FDICIA creates five "capital categories" ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") which are defined in the FDICIA and which will be used to determine the severity of corrective action the appropriate regulator may take in the event an institution reaches a given level of undercapitalization. For example, an institution which becomes "undercapitalized" must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution's compliance. Before a capital restoration plan will be approved, any entity controlling a bank (i.e., holding companies) must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of five percent of the institution's total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, "undercapitalized" institutions will be restricted from paying management fees, dividends and other capital distributions, will be subject to certain asset growth restrictions and will be required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business.

As an institution's capital levels decline, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the institution may engage and ultimately providing for the appointment of a receiver for certain institutions deemed to be critically undercapitalized.

In order to comply with the FDICIA, the Federal Reserve Board and the FDIC have adopted regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting criteria, interest rate exposure, asset growth, and compensation, fees and benefits.

In response to the directive issued under the FDICIA, the regulators have established regulations which, among other things, prescribe the capital thresholds for each of the five capital categories established by the FDICIA. The following table reflects the capital thresholds:

                                                       TOTAL RISK -    TIER 1 RISK -    TIER 1
                                                       BASED CAPITAL   BASED CAPITAL   LEVERAGE
                                                           RATIO           RATIO        RATIO
                                                       -------------   -------------   --------
Well Capitalized(1)..................................      >=10%           >= 6%         >=5%
Adequately Capitalized(1)............................       >=8             >=4          >=4(2)
Undercapitalized(4)..................................        <8              <4           <4(3)
Significantly Undercapitalized(4)....................        <6              <3           <3
Critically Undercapitalized..........................        --              --          >=2(5)

---------------------------

(1) An institution must meet all three minimums.

(2) 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(3) < 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(4) An institution falls into this category if it is below the specified capital level for any of the three capital measures.

(5) Ratio of tangible equity to total assets.

REPORTING REQUIREMENTS

As a state-chartered bank, most of Premier Bank's operations are regulated and examined by the Missouri Division of Finance and the FDIC, including reserves for loan losses and other contingencies, loans, investments, borrowings, deposits, mergers, issuances of securities, payments of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, consolidation or corporate reorganization, and maintenance of books and records. Although Premier is not required by the Missouri Division of Finance to conduct an annual external audit of its financial affairs, if Premier has an audit report prepared, it is required to file such reports with the Missouri Division of Finance within 15 days after the receipt of any such report. Premier is also subject to Missouri banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit.

As a bank holding company, Riva Bancshares will be required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the BHC Act. The Federal Reserve Board may also make examinations of Riva Bancshares and each of its subsidiaries.

The scope of regulation and permissible activities of Riva Bancshares and Riva Bank is subject to change by future federal and state legislation. In addition, regulators may require higher capital levels on a case-by-case basis based on such factors as the risk characteristics or management of a particular institution. Riva Bancshares and Premier are not aware of any attributes of their operating plan that would cause regulators to impose higher requirements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information concerning Riva Bancshares' executive officers and directors upon completion of the offering and of the merger.


NAME                                         AGE                   POSITION(1)
----                                         ---   -------------------------------------------
Richard C. Jensen..........................  54    Chairman of the Board, President, Chief
                                                   Executive Officer and Class I Director
Allan D. Ivie, IV..........................  38    President of the St. Louis Market
John S. Rouse..............................  50    Chief Credit Officer
Sanford B. Scott...........................  38    Senior Vice President of Commercial Real
                                                   Estate
Daniel R. Sills............................  40    Chief Financial Officer
Bruce W. Wiley.............................  42    President of the Mid-Missouri Market and
                                                   Class III Director(2)
Alan C. Henderson..........................  53    Class I Director
Gerald G. Kaufman..........................  52    Class I Director and Vice President(3)
Lewis A. Levey.............................  57    Class II Director
Jacob W. Reby..............................  51    Class II Director(2)
Harold B. Remley...........................  56    Class III Director(2)
Andrew M. Rosen............................  48    Class II Director
Patricia D. Whitaker.......................  54    Class II Director
Charles R. Willibrand......................  72    Class III Director(2)


---------------------------

(1) Upon amendment to its Certificate of Incorporation, the Board of Directors of Riva Bancshares will be divided into three classes, designated Class I, Class II and Class III.


(2) Messrs. Reby, Remley, Wiley and Willibrand will serve as directors of Riva Bancshares upon completion of the merger and the offering.


(3) Upon completion of the offering, Mr. Kaufman will resign from his position as Vice President of Riva Bancshares but will continue as a director of Riva Bancshares.


Each of the following directors and executive officers, with the exception of Mr. Jensen, Mr. Kaufman, Mr. Wiley, Mr. Reby, Mr. Remley and Mr. Willibrand have been with Riva Bancshares since May 1999.


Richard C. Jensen has served as Chairman of the Board, President, Chief Executive Officer and a director of Riva Bancshares since July 1998. Mr. Jensen served as the President of Royal Banks of Missouri from March 1998 to May 1998. Since 1980, Mr. Jensen served in various positions at NationsBank, N.A. -- St. Louis, formerly Boatmen's National Bank of St. Louis, most recently as President since 1997. At NationsBank, Mr. Jensen was responsible for NationsBank's General Bank, which included over 60 branches in St. Louis, small business, middle market lending and professional and executive banking. Mr. Jensen has over 25 years of banking experience in Missouri.

Allan D. Ivie, IV has served as the President of the St. Louis market since May 1999. Mr. Ivie served in various positions with NationsBank/Boatmen's National Bank of St. Louis since 1988, most recently as Senior Vice President of the Private Client Group where he was primarily responsible for implementing the Private Client Group after NationsBank's acquisition of Boatmen's. From 1995 to 1997, Mr. Ivie served as Vice President and Director of Private Banking. Mr. Ivie has over 14 years of banking experience in Missouri.

John S. Rouse has served as Chief Credit Officer of Riva Bancshares since May 1999. Mr. Rouse served in various positions with NationsBank, N.A. and Boatman's National Bank of St. Louis since 1979. From

1990 to 1995, Mr. Rouse served as Vice President and Manager of Loan Originations in the Structured Finance Group and from 1995 to 1997, Mr. Rouse served as Vice President in the St. Louis Corporate Group with Boatmen's. Since 1997, Mr. Rouse has been the Senior Vice President/Senior Lender in the Private Client Group with NationsBank where he was responsible for providing credit approval and administering the loan portfolio for the Private Client Group with commitments of more than $750 million. Mr. Rouse has over 20 years of banking experience in Missouri.

Sanford B. Scott has served as Senior Vice President of Commercial Real Estate of Riva Bancshares since May 1999. Prior to joining Riva Bancshares, Mr. Scott served in various positions with Nations Bank since 1988, most recently as Manager and Senior Commercial Mortgage Originator for the Midwest. Prior to this position, Mr. Scott was manager of the Commercial Real Estate Division for the Central Region of Boatmen's National Bank of St. Louis, where he managed a $200 million commercial mortgage and construction loan portfolio. From 1985 to 1988, Mr. Scott served in various positions with Mark Twain Banks, N.A. Mr. Scott has over 14 years of banking experience in Missouri.

Daniel R. Sills has served as Chief Financial Officer of Riva Bancshares since May 1999. Prior to joining Riva Bancshares, Mr. Sills worked in the financial institutions consulting group as a certified public accountant with KPMG LLP in St. Louis since 1997. From 1993 to 1997, Mr. Sills served in various positions at Boatmen's Bancshares (now NationsBank) including Chief Financial Officer of Boatmen's Credit Card Bank and Boatmen's Merchant Processing Company. From 1989 to 1993, Mr. Sills was with KPMG LLP in St. Louis where he was responsible for conducting consulting engagements for a wide range of financial institution clients.

Bruce W. Wiley is currently President and Chief Executive Officer of Premier Bancshares, Inc. and Premier Bank. In 1994, Mr. Wiley and other investors founded Premier. Upon completion of the merger and the offering, Mr. Wiley will continue with Premier Bank as President of the Mid-Missouri market and a director and Vice President of Riva Bancshares. Mr. Wiley has over six years of banking experience in Missouri.

Alan C. Henderson has served as the President, Chief Executive Officer and as a director of RehabCare Group, Inc., a publicly traded company since June 1998. From 1990 to 1998, Mr. Henderson served as Executive Vice President and Chief Financial Officer of RehabCare Group, Inc. Mr. Henderson is also a director of General American Capital Corporation, a registered investment company and a member of the Health Services Board of Mercantile Bank, N.A.

Gerald G. Kaufman has served as a director and Vice President of Riva Bancshares since its inception. Since 1997, Mr. Kaufman has served as the President of T. Stephen Johnson & Associates, Inc. an investment banking firm located in Atlanta, Georgia. Prior to his service with TSJ&A, Mr. Kaufman was President of Bretton Woods Group, a management consulting and investment banking firm. From 1980 to 1991, Mr. Kaufman served as the Managing Director for Bank Earnings International, one of the nation's largest bank consulting firms. Mr. Kaufman began his banking career with Citizens and Southern National Bank, Atlanta, Georgia in 1973 as a Vice President in Bank Operations and the International Banking Division.

Lewis A. Levey is a private investor engaged in real estate management and development and real estate consulting. Mr. Levey was a founding partner and Vice Chairman of Paragon Group, Inc., a fully integrated, self-managed real estate investment trust operating a multi-billion dollar investment portfolio in 18 states from 1994 to 1997 until it merged with Camden Property Trust, a real estate investment trust whose shares are listed on the New York Stock Exchange. Since 1997, Mr. Levey has served as Trust Manager and a Director of Camden Property Trust. Mr. Levey is a member of various industry organizations including the Urban Land Institute and a former member of the Board of Directors of the National Multi-Housing Council. Mr. Levey also serves on the Board of Directors of Grand Center, Inc., the St. Louis Psychoanalytic Institute and other civic, educational and charitable groups.

Jacob W. Reby is a member of the law firm of Lewis, Rice & Fingersh, L.C. in St. Louis, Missouri specializing in corporate, real estate and banking law since 1991. Prior to 1991, Mr. Reby was a partner with the law firm of Popkin & Stern in St. Louis, Missouri. Mr. Reby has co-authored several publications, including Acquiring or Selling the Closely Held Business and Banking and Lending Institution Forms.

Mr. Reby serves on the board of directors of various charitable organizations, including the AMC Cancer Research Center Foundation, the Saint Louis Art Fair and the Clayton Child Center.


Harold B. Remley is currently a director of Premier Bancshares and Premier Bank and upon completion of the merger will serve as a Class III Director of Riva Bancshares. Mr. Remley is the owner of Remley's Insurance, Inc. which has been engaged in the general insurance agency business in Jefferson City, Missouri since 1968. Mr. Remley is also the President of R.R.R. Real Estate, Inc., a family-owned business engaged in the rental of various real estate properties located in Jefferson City.


Andrew M. Rosen is currently the Senior Vice President and Treasurer of Brown Group, Inc., one of the largest shoe retailers in the country. Mr. Rosen has been with Brown Group since 1974. Mr. Rosen has served as past President of the Financial Executives Institute and the Washington University Business School Alumni Executive Committee. Mr. Rosen also serves on the boards of Junior Achievement of Mississippi Valley Inc. and the Harris Stowe College Advisory Board.

Patricia D. Whitaker is the President and Chief Executive Officer of Interior Space Inc., an interior design firm. Ms. Whitaker serves on the boards of the Hawthorn Foundation, the March of Dimes, the YMCA, the St. Louis Arts and Education Council, McKendree College and the St. Louis Forum.


Charles R. Willibrand is currently the Chairman of the board of directors of Premier Bancshares and Premier Bank and upon completion of the merger will serve as a Class III Director of Riva Bancshares. From 1964 to 1992, Mr. Willibrand was President and Chief Executive Officer of Play-Mor Trailers, Inc. in Westphalia, Missouri and he serves as a consultant for that business. Mr. Willibrand is also the President of Mid-America Distributing Co., a wholesaler of recreational vehicles' parts and accessories. In addition, Mr. Willibrand has owned and operated Willibrand's Tire & Service in Westphalia, Missouri since 1951.


BOARD OF DIRECTORS


Upon completion of the merger and the offering, the number of directors of Riva Bancshares will be fixed at ten. The ByLaws provide for the board of directors to consist of not less than two, nor more than 25 persons, with the precise number to be determined from time to time by the board of directors. Upon amendment to the Certificate of Incorporation, the directors will be divided into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as may be possible, of one-third of the total number of directors. The term of Riva Bancshares' initial Class I Directors will expire at the first annual meeting of shareholders to be held in 2000; the term of Riva Bancshares' initial Class II Directors will expire at the second annual meeting of shareholders to be held in 2001; and the term of Riva Bancshares' initial Class III Directors will expire at the third annual meeting of shareholders to be held in 2002. At each annual meeting of shareholders, successors to the class of directors whose term expires at the annual meeting will be elected for a three-year term. If the number of directors is changed, an increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as equally as possible. Any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will expire at the next annual meeting, but in no event will a decrease in the number of directors shorten the term of any incumbent director. Any director elected to fill a vacancy due to resignation, removal or death will have the same remaining term as that of his predecessor. In the case of the removal of a director from office, the resulting vacancy on the board of directors will be filled by the vote of a majority of the outstanding shares of common stock. Any other vacancy on the board of directors will be filled by a majority vote of the remaining directors then in office or by action of the shareholders. Any director may be removed, with or without cause, at any regular or special meeting of shareholders called for that purpose. The effect of the classified board of directors is to make it more difficult for a person, entity or group to effect a change in control of Riva Bancshares through the acquisition of a large block of Riva Bancshares' voting stock. The executive officers of Riva Bancshares serve at the pleasure of the board of directors.



Pursuant to the merger agreement, each of the Premier directors will be elected as Class III directors and will serve for a term of three years and until their successors have been elected and qualified. During the initial term of the Class III directors, if a vacancy is created as a result of the resignation, removal or death of one of the Class III directors, the remaining Premier directors will be able to nominate such director's replacement. In addition, the existing Premier directors will have the ability to nominate the Class III directors at the next two elections of Class III directors.


The board of directors will have an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee will exercise the authority of the board of directors in accordance with the company's By-Laws between regular meetings of the board of directors. The Audit Committee will review and make recommendations to the board of directors on Riva Bancshares' audit procedures and independent auditors' report to management and will recommend to the board of directors the appointment of the independent auditors for Riva Bancshares. The Compensation Committee will review and make recommendations to the board of directors with respect to the compensation of officers of Riva Bancshares and will assist the board in the administration of Riva Bancshares' stock option plan.

EXECUTIVE COMPENSATION

The following table provides certain summary information for the fiscal year ended December 31, 1998 concerning compensation paid or accrued by Riva Bancshares to or on behalf of its Chief Executive Officer. No other executive officer of Riva Bancshares had total annual salary and bonus which exceeded $100,000 during the last fiscal year.


                                                             SUMMARY COMPENSATION TABLE
                                            -------------------------------------------------------------
                                              ANNUAL COMPENSATION           LONG TERM COMPENSATION
                                            -----------------------   -----------------------------------
                                                                                   NUMBER
                                                                      RESTRICTED     OF
                                                                        STOCK      OPTIONS    ALL OTHER
      NAME AND PRINCIPAL POSITION           YEAR    SALARY    BONUS     AWARDS     AWARDED   COMPENSATION
      ---------------------------           ----   --------   -----   ----------   -------   ------------
      Richard C. Jensen
        Chairman, President and Chief
        Executive Officer.................  1998   $114,583    $--      10,000(1)    --          $--


---------------------------


(1) In August 1998, Riva Bancshares issued 250,000 shares of common stock to Mr. Jensen at a price of $.01 per share. On April 29, 1999. Riva Bancshares repurchased 144,727 of these shares at a price of $.01 per share. Prior to the initial public offering, Riva Bancshares intends to repurchase an additional 95,273 of these shares at a price of $.01 per share.


EMPLOYMENT AGREEMENTS

Riva Bancshares and Richard C. Jensen have entered into an employment agreement which provides that Mr. Jensen will serve as the President and Chief Executive Officer of Riva Bancshares and as President and Chief Executive Officer of Riva Bank upon completion of the merger and the offering. Mr. Jensen also serves as a member of the board of directors and will serve on Riva Bank's board of directors after the closing of the merger. Mr. Jensen's employment agreement has a three-year term and provides for a minimum annual base salary of $250,000. Upon completion of the offering, Mr. Jensen will receive a payment of $150,000. In addition, the Board will grant options to Mr. Jensen to purchase up to 125,000 shares of common stock at the initial public offering price of the common stock sold in the offering. This option will be exercisable for a period of ten years.

After the closing of the offering, in the event of a "change in control" of Riva Bancshares (as defined in the employment agreement), Mr. Jensen will be entitled to give written notice to Riva Bancshares of termination of the employment agreement and to receive a cash payment equal to approximately 300% of the compensation received by Mr. Jensen in the one-year period immediately preceding the change in control. In addition, if Mr. Jensen elects to terminate the employment agreement pursuant to a change in control, Mr. Jensen will further be entitled to, in lieu of options, an amount in cash or common stock equal to the excess of the fair market value of the common stock as of the date of closing of the transaction effecting the change of control over the per share exercise price of the options held by Mr. Jensen, times the number of shares of common stock subject to such options.

If the board of directors determines that Riva Bancshares is unable to close the offering, then the employment agreement may be terminated by the board of directors at any time during the term of the employment agreement without notice with the condition that Mr. Jensen will be entitled to liquidated damages in the amount of $250,000. If Mr. Jensen is terminated for cause (as that term is defined in the employment agreement), the employment agreement may be terminated by the board of directors without notice and without further obligation than for salary already earned. Upon 30 days' written notice to Mr. Jensen, Riva Bancshares may terminate the employment agreement without cause with the condition that Mr. Jensen will be entitled to the same compensation as he would have been entitled to receive in the event of a change of control of Riva Bancshares. Likewise, Mr. Jensen may, upon thirty days' written notice to Riva Bancshares, terminate the employment agreement without cause. In the event of termination by Mr. Jensen, Riva Bancshares will have no further obligation other than for salary earned and Riva Bancshares will be entitled to enforcement of the non-compete and non-solicitation provisions. After the closing of the offering, in the event of Mr. Jensen's death, Riva Bancshares will pay to Mr. Jensen's designated beneficiary an amount equal to Mr. Jensen's base salary through the end of the month in which Mr. Jensen's death occurred. The employment agreement also contains a non-compete provision which provides that if Mr. Jensen terminates his employment agreement, he will not for a period of 12 months, without the prior written consent of Riva Bancshares, either directly or indirectly, serve as an executive officer of any bank, bank holding company or other financial institution within St. Louis County, Missouri. The employment agreement further obligates Mr. Jensen to protect the confidentiality of Riva Bancshares' information following termination of his employment.

Riva Bancshares has also entered into employment agreements with its executive officers, including Mr. Ivie, Mr. Rouse, Mr. Scott, and Mr. Sills. All of these employment agreements provide for a three year term. These employment agreements provide for annual base salaries to be paid in the following amounts: Mr. Ivie ($125,000), Mr. Rouse ($130,000), Mr. Scott ($120,000), and Mr. Sills
($125,000). The employment agreements also provide for the grant of options to purchase shares at the initial public offering price which are exercisable for a term of 10 years. Messrs. Ivie, Scott, and Rouse will receive options to purchase up to 30,000 shares and Mr. Sills will receive options to purchase up to 20,000 shares. Otherwise, these agreements contain similar provisions to those contained in Mr. Jensen's employment agreement.

Riva Bancshares has entered into an employment agreement with Bruce W. Wiley, the President of Premier Bank. Mr. Wiley's agreement provides for a five year term commencing at the closing of the offering. Mr. Wiley's employment agreement provides for an annual base salary of $150,000 and the grant of options to purchase up to 70,000 shares of Riva Bancshares common stock at the initial public offering price. Of these options, 30,000 options will be granted under Riva Bancshares' stock option plan on the same terms as options issued to other members of senior management and will vest over a period of three years. The remaining 40,000 options will be granted on the same terms as those warrants which were issued to certain founders of Riva Bancshares in April 1999 and will be exercisable for 10 years. In addition, Mr. Wiley's employment agreement provides that he will serve as a director of Riva Bancshares and his title following the merger and the offering will be President of the Middle Missouri Market area. In the event of a "change in control" of Riva Bancshares (as defined in the employment agreement), Mr. Wiley may elect to give written notice to Riva Bancshares of termination of the agreement and to receive a cash payment equal to approximately 300% of the compensation received by him in the one year period immediately preceding the change in control. Mr. Wiley's employment agreement also contains certain non-compete and non-solicitation provisions which are similar to those described in the employment agreement of Mr. Jensen discussed above.

STOCK OPTION PLAN

On April 29, 1999, the board of directors adopted the 1999 Stock Option Plan (the "1999 Plan") to promote Riva Bancshares' growth and financial success. Options may be granted under the 1999 Plan to Riva Bancshares' directors, officers and employees, as well as certain consultants and advisors. The 1999 Plan contemplates the grant of nonqualified stock options and incentive stock options as defined in

Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The 1999 Plan is not qualified under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The 1999 Plan provides for option grants to purchase up to an aggregate of 500,000 shares of common stock, subject to adjustment under certain circumstances (the "Option Shares"). The 1999 Plan will expire upon the earlier to occur of: (1) the date on which all Option Shares have been issued upon exercise of options under the 1999 Plan; or (2) the tenth anniversary of the 1999 Plan's effective date. The 1999 Plan will be administered by the board of directors or by a committee appointed by the board and consisting of least two non-employee board members.

The exercise price of options granted under the 1999 Plan will be determined by the board of directors, but will in no event be less than 100% of the market price of the common stock on the grant date. However, nonqualified stock options may be granted at an exercise price of no less than 75% of the market price of the common stock on the date of grant. Vested options under the 1999 Plan may be exercised in whole or in part, but in no event later than 10 years from the grant date. If an optionee during his or her lifetime ceases to be an officer, director, employee, consultant or advisor of Riva Bancshares or any subsidiary of Riva Bancshares for any reason other than his or her death or total disability, any option or unexercised portion thereof which is exercisable on the date the optionee ceases employment will expire 90 days following the date the optionee ceases to be an officer, director or employee of Riva Bancshares or of a subsidiary of Riva Bancshares, but in no event after the term provided in the optionee's option agreement. If an optionee dies or becomes totally disabled while he or she is an officer, director or employee of Riva Bancshares or of a subsidiary of Riva Bancshares, the option may be exercised by a legatee or legatees of the optionee under his or her last will or by his or her personal representative or representatives at any time within one year following his or her death or total disability, but in no event after the term provided in his or her option agreement. Options granted under the 1999 Plan will only be assignable or transferable by the optionee by will or the laws of descent and distribution. During the optionee's lifetime, options are only exercisable by him or her. The board of directors may at any time terminate, modify or amend the 1999 Plan in any respect, except that without shareholder approval the board of directors may not:

  - increase the number of Option Shares,

  - extend the period during which options may be granted or exercised,

  - change the class of 1999 Plan participants, or

  - otherwise materially modify the requirements as to eligibility for participation in the 1999 Plan.

In no event will the termination, modification or amendment of the 1999 Plan, without the written consent of an optionee, affect his or her rights under an option or right previously granted to him or her. The 1999 Plan must be approved by Riva Bancshares' shareholders within 12 months from the adoption of the 1999 Plan by the board of directors.


No stock options were granted during the fiscal year ended December 31, 1998. Upon completion of the offering, Riva Bancshares will grant options to purchase an aggregate of 329,475 shares to certain of its officers and directors.


COMPENSATION OF DIRECTORS

Directors of Riva Bancshares will not receive any compensation based on their attendance at board meetings until Riva Bank becomes cumulatively profitable. Upon consummation of the offering, directors of Riva Bancshares will be entitled to receive stock option awards under the 1999 Plan. The members of the local boards of directors will receive compensation in a format to be determined by the board of directors of Riva Bank. Such compensation may be incentive-based and include cash and options to purchase common stock. Under the terms of the merger agreement, if, during the four years following the merger, any options are granted to the former directors of Premier Bank, then we have agreed to issue a proportionate amount of options to the remaining former shareholders of Premier Bank.

                              CERTAIN TRANSACTIONS


TSJ&A has provided consulting services during the organization and formation of Riva Bancshares. Gerald G. Kaufman, a director and Vice President of Riva Bancshares, is President of TSJ&A. Specific responsibilities undertaken by TSJ&A include assisting management of Riva Bancshares in formulating Riva Bancshares' business plan, conducting a feasibility analysis, drafting proposed administrative and operational procedures, and preparing the necessary regulatory filings for approval of the formation of Riva Bancshares and the acquisition of Premier Bank. As compensation for its services, TSJ&A is being paid a monthly fee of $25,000 until the closing of the offering and the merger. In addition, TSJ&A will receive a finder's fee in connection with the acquisition of Premier of $90,000 (one percent of the aggregate purchase price), which finder's fee will be paid from the proceeds of the offering.


Once Premier Bank becomes a wholly-owned subsidiary of Riva Bancshares, Premier Bank will be renamed Riva Bank. Riva Bank may extend loans from time to time to certain of Riva Bancshares' directors, their associates and members of the immediate families of the directors and executive officers of Riva Bancshares. These loans will be made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not affiliated with Riva Bancshares or Riva Bank, and will not involve more than the normal risk of collectibility or present other unfavorable features.

                             PRINCIPAL SHAREHOLDERS


The following table sets forth information with respect to the beneficial ownership of shares of the common stock as of July 29, 1999, and as adjusted to reflect the sale of the shares offered hereby and the shares offered in connection with the merger, with respect to (1) each director of Riva Bancshares; (2) each person, including any "group" as that term is used in
Section 13(d)(3) of the Securities Exchange Act of 1934, who is known by Riva Bancshares to own beneficially more than five percent of the outstanding shares of the common stock and (3) all directors and executive officers of Riva Bancshares as a group. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the indicated shares.



                                                                                             OWNERSHIP
                                                              OWNERSHIP PRIOR            AFTER THE MERGER
                                                              TO THE OFFERING            AND THE OFFERING
                                                            --------------------      -----------------------
      NAME OF BENEFICIAL OWNER                              SHARES(1)    PERCENT      SHARES(1)    PERCENT(2)
      ------------------------                              ---------    -------      ---------    ----------
      Richard C. Jensen...................................   10,000       100.0%       135,000(3)      3.2%
      Allan D. Ivie, IV...................................       --           *             --           *
      John S. Rouse.......................................       --           *             --           *
      Sanford B. Scott....................................       --           *             --           *
      Daniel R. Sills.....................................       --           *             --           *
      Alan C. Henderson...................................       --           *             --           *
      Gerald G. Kaufman...................................       --           *         14,475(4)        *
      Bruce W. Wiley......................................       --           *        113,733(5)      2.9%
      Lewis A. Levey......................................       --           *             --           *
      Jacob W. Reby.......................................       --           *             --           *
      Harold B. Remley....................................       --           *         84,548(6)      2.1%
      Andrew M. Rosen.....................................       --           *             --           *
      Patricia D. Whitaker................................       --           *             --           *
      Charles R. Willibrand...............................       --           *         84,548(7)      2.1%
      All executive officers and directors as a group (14
        persons)..........................................   10,000       100.0%       432,304(8)     10.6%


---------------------------

  *  Less than 1%.

 (1) Pursuant to the rules of the Commission, the determinations of "beneficial ownership" of common stock are based upon Rule 13d-3 under the Exchange Act, which provides that shares will be deemed to be "beneficially owned" where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of, shares or where a person has the right to acquire any such power within 60 days after the date such "beneficial ownership" is determined. Shares of common stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.


 (2) The percentages are based upon the aggregate number of shares of common stock issued and outstanding as of July 29, 1999, as adjusted to reflect the 3,000,000 shares issuable pursuant to the offering (assuming no exercise of the underwriters' over-allotment option), the 818,182 shares issuable pursuant to the merger (assuming an $11.00 initial public offering price of the common stock in the offering, the mid-point of the estimated range) and the shares to be repurchased at a price of $.01 per share.



 (3) Includes 125,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the offering and excludes the shares to be repurchased at a price of $.01 per share. Mr. Jensen's business address is 13004 Starbuck Road, St. Louis, Missouri 63141.



 (4) Includes 14,475 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the offering.



 (5) Includes 55,060 shares issuable upon the exercise of immediately exercisable warrants to be granted simultaneously with the closing of the offering and 58,673 shares issuable upon conversion and exchange of shares of Premier's common stock pursuant to the merger.



 (6) Includes 25,875 shares issuable upon exercise of immediately exercisable warrants and 58,673 shares issuable upon conversion and exchange of shares of Premier's common stock pursuant to the merger.



 (7) Includes 25,875 shares issuable upon exercise of immediately exercisable warrants and 58,673 shares issuable upon conversion and exchange of shares of Premier's common stock pursuant to the merger.



 (8) Includes 246,285 shares issuable upon the exercise of immediately exercisable options and warrants to be granted upon completion of the offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


Riva Bancshares is authorized to issue 20,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share, of which 100,000 shares of preferred stock have been designated as the Series A Preferred Stock. As of the date hereof, 10,000 shares of common stock and 99,900 shares of Series A Preferred Stock are issued and outstanding, held by 1 and 12 shareholder(s) of record, respectively.


The following summary of the common stock and preferred stock is qualified in its entirety by reference to the Certificate of Incorporation, the By-Laws, and the Delaware General Corporation Law, as amended ("Delaware Law").

COMMON STOCK

Subject to such preferential rights as may be granted by the board of directors in connection with any issuances of preferred stock, holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors in its discretion from funds legally available for that purpose. At this time, the board of directors intends to retain all earnings to support anticipated growth in the current operations of Riva Bancshares and to finance future expansion. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of preferred stock and indebtedness by Riva Bancshares. Further declarations and payments of cash dividends, if any, will also be determined in light of then-current conditions, including Riva Bancshares' earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the board of directors. Upon the liquidation, dissolution or winding up of Riva Bancshares, after payment of creditors, the remaining net assets of Riva Bancshares will be distributed pro rata to the holders of common stock, subject to any liquidation preference of the holders of preferred stock. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of common stock. All of the outstanding shares of common stock are, and the shares to be outstanding upon completion of the offering will be, duly and validly authorized and issued, fully paid and nonassessable.

Holders of common stock are entitled to one vote per share of common stock held of record on all such matters submitted to a vote of the shareholders. Holders of common stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of common stock will not be able to elect any persons to the board of directors.

PREFERRED STOCK

The board of directors may, without approval of Riva Bancshares' shareholders, from time to time authorize the issuance of preferred stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the board of directors may determine. The relative rights, preferences and limitations that the board of directors has the authority to determine as to any such series of preferred stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Because the board of directors has the power to establish the relative rights, preferences and limitations of each series of preferred stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of shares of common stock. Although the board of directors has no present intention to do so, it could cause the issuance of preferred stock which could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests, or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

Riva Bancshares presently has 99,900 shares of preferred stock outstanding, designated as the Series A Preferred Stock. The terms of the Series A Preferred Stock provide that no dividends or other distributions shall be declared or payable on the Series A Preferred Stock. The terms of the Series A Preferred Stock provide for a liquidation preference in the event of a winding up, liquidation or dissolution of First Premier in the amount of $10.00 per share for an aggregate liquidation preference of $999,000. Except as may be required by law, the holders of the Series A Preferred Stock do not have any voting rights. The terms of the Series A Preferred Stock may be redeemed, at the option of Riva Bancshares, at a price of $10.00 per share. Riva Bancshares intends to redeem the outstanding shares of Series A Preferred Stock with the proceeds of the offering.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

Supermajority Voting Requirements. Under Delaware Law, the shareholders have the power to adopt, amend or repeal bylaws; however, the certificate of incorporation may confer such power upon the board of directors, although in doing so it may not divest the shareholders of their power to adopt, amend or repeal the bylaws. Riva Bancshares' Certificate of Incorporation (the "Certificate") provides that the board of directors is authorized to make, repeal, alter, amend and rescind Riva Bancshares' Bylaws. The Certificate also contains a supermajority (75%) voting requirement for amendments to the Bylaws by the shareholders.


In addition to the supermajority vote required to amend the Bylaws, the Certificate provides in Article X that the following provisions of the Certificate may be amended or repealed only by the affirmative vote of the holders of not less than 75% of the then outstanding common stock of Riva
Bancshares: (i) Article IX, which limits or eliminates the monetary liability of directors for a breach of their fiduciary duty in certain circumstances; (ii)
Article VI, which provides that elections of directors need not be by written ballot unless the Bylaws so provide; (iii) Article VII, which allows the board of directors to amend or repeal any provision of the Bylaws and requires the affirmative vote of 75% of the shareholders for the shareholders to adopt, amend, alter or repeal the Bylaws; and (iv) Article VIII, which eliminates the ability of shareholders to take action by written consent. Delaware Law provides generally that a corporation's certificate of incorporation may be amended by a vote of shareholders holding a majority of the outstanding stock. Where the certificate of incorporation requires a supermajority vote with respect to a particular matter, however, the same supermajority vote is required to amend such supermajority voting requirement of the certificate of incorporation. Therefore, both Delaware Law and the Certificate provide that in order to amend or repeal the provisions in the Certificate which require the affirmative vote of the holders of not less than 75% of the then outstanding common stock, the same 75% vote will be necessary to amend such provisions.


These supermajority voting provisions could render more difficult or discourage a merger, tender offer, proxy contest or the assumption of control of Riva Bancshares by a large stockholder or group of shareholders. To the extent that these provisions enable the board of directors to resist a takeover or change in control of Riva Bancshares, it could make it more difficult to remove the existing board of directors and management.

Certain Business Combinations. In the past several years, a number of states have adopted special laws designed to make certain kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant shareholders, more difficult. Under Section 203 of the Delaware Law ("Section 203") certain "business combinations" with "interested stockholders" of Delaware corporations are subject to a three-year moratorium unless specified conditions are met.

Section 203 prohibits certain mergers, consolidations, sales of assets and other transactions with an "interested stockholder" (generally a 15% stockholder or group of stockholders) for three years following the date the stockholder became an interested stockholder. This prohibition on business combinations is subject to certain exceptions, the most significant of which are that the prohibition does not apply if: (1) the business combination or transaction in which the stockholder becomes an interested stockholder is approved by the corporation's board of directors prior to the stockholder becoming an interested stockholder;
(2) the business combination is with an interested stockholder who became an interested stockholder in a transaction whereby he acquired 85% of the corporation's voting stock, excluding shares held by directors who are also officers and certain employee stock plans; or (3) the business combination is approved by the corporation's board of directors and authorized at a meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the Nasdaq National Market, or held of record by more than 2,000 shareholders. Because Riva Bancshares' common stock will be listed on the Nasdaq National Market, it is anticipated that Section 203 will be applicable to Riva Bancshares. A Delaware corporation may elect not to be governed by Section 203 by including a provision to that effect in its certificate of incorporation or bylaws. The Certificate does not contain any such provision and, accordingly, the Company believes Section 203 will apply to it.

Riva Bancshares expects that Section 203 will have the effect of encouraging any potential acquiror to negotiate with the board of directors. Section 203 also might have the effect of limiting the ability of a potential acquiror to engage in certain tactics (such as "two-tier pricing") that can result in dissimilar treatment of a corporation's shareholders. At the time Section 203 was adopted by the Delaware Legislature, a number of corporations had been subject to tender offers for, or other acquisitions of, more than 15% but less than 85% of their outstanding stock. In many cases, such purchases were followed by business combinations in which the purchaser either paid a lower price for the remaining outstanding shares than the price it paid in acquiring its original interest in the corporation, or paid a less desirable form of consideration. Federal securities laws and regulations applicable to business combinations govern the disclosure required to be made to minority shareholders in order to consummate such a transaction, but do not assure shareholders that the terms of the business combination will be fair to them or that they can effectively prevent its consummation. Moreover, the statutory right of the remaining shareholders of the corporation to dissent in connection with certain business combinations and receive the "fair value" of their shares in cash may involve significant expense to such dissenting shareholders and may not be meaningful in all cases. Such an appraisal standard as applied under Delaware Law does not take into account any appreciation of the stock's market value due to anticipation of the business combination and may not recognize that the market value of the shares may be adversely influenced by the interested person's controlling stock ownership. In addition, in the case of some business combinations, such as a sale of assets or a reclassification or recapitalization of a corporation's capital stock, the statutory right of dissent is not available at all. Section 203 was intended to partially close these "gaps" in federal and state law and to prevent certain of the potential inequities of business combinations.

Shareholders should note, however, that the application of Section 203 to Riva Bancshares will confer upon the board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquiror may be offering a substantial premium for Riva Bancshares' shares over the then-current market price. Section 203 should also discourage certain potential acquirors unwilling to comply with its provisions.

INDEMNIFICATION

This provision of the Certificate of Incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of the board of directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of the board of directors. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of the board of directors in respect of such transaction or event.

TRANSFER AGENT AND REGISTRAR


United Missouri Bank, N.A. Kansas City, Missouri will be the Transfer Agent and Registrar for the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


Upon completion of the offering and the merger, Riva Bancshares will have 3,828,182 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming the issuance of 818,182 shares in the merger), outstanding options to purchase 329,475 shares of common stock and outstanding warrants to purchase 565,798 shares of common stock. Of these shares, the 3,000,000 shares in this offering will be eligible for sale in the open market without restriction (except for any such shares purchased by or issued to "affiliates" of Riva Bancshares). The 818,182 shares to be issued in the merger to shareholders of Premier Bancshares who are not affiliates may be sold in increasing amounts during the 120-day period following the offering based on the terms of the merger agreement. The remaining 10,000 shares of common stock will be "restricted securities" as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act") and will become eligible for sale under Rule 144 approximately 90 days after the closing of the merger. Such shares must be held for one year from the date of acquisition before they may be resold pursuant to Rule 144, unless the resale of such shares is made pursuant to an effective registration statement under the Securities Act or another exemption from registration is available.


Generally, Rule 144 provides that beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" securities for a least one year, including a person who may be deemed an "affiliate" of Riva Bancshares, as the term "affiliate" is defined under the Securities Act, is entitled to sell in "broker's transactions" or in transactions directly with a "market marker," within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on any national securities exchange and/or over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about Riva Bancshares. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of Riva Bancshares would be entitled to sell such shares under Rule 144 without regard to the volume, public information, manner of sale or notice provisions and limitations described above, once a period of at least two years had elapsed since the later of the date the shares were acquired from Riva Bancshares or one of its affiliates.


Upon completion of the offering, options to purchase 329,475 shares of common stock will be granted to certain officers and directors of Riva Bancshares pursuant to its stock option plan. After the offering, Riva Bancshares intends to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock issuable upon exercise of such options. Accordingly, such shares will be freely tradeable by holders who are not affiliates of Riva Bancshares and, subject to the volume and manner of sale limitations of Rule 144, by holders who are affiliates of Riva Bancshares.



Riva Bancshares' officers and directors and certain of its existing shareholders have agreed, for a period of 180 days from the date of this prospectus, not to sell or otherwise dispose, directly or indirectly, of any shares without prior written consent of the underwriters. Upon completion of the acquisition of Premier and the offering, our officers and directors will beneficially own an aggregate of approximately 375,000 shares. These restricted shares of common stock will be eligible for sale pursuant to Rule 144 in the public market 365 days from the date of their purchase from Riva Bancshares.



Premier Bancshares and its directors have agreed, for a period of 180 days after the effective date of this registration statement, not to sell or otherwise transfer any shares of common stock owned by such director or officer. Following the expiration of the 180-day lock-up period, these shares will be eligible for sale in the open market subject to certain volume limitations and other conditions of Rule 145 of the Securities Act.

Pursuant to the terms of the merger agreement, Premier's shareholders, except for those shareholders who serve as directors and/or officers of Premier, will not sell or otherwise transfer any shares of common stock which they own, except as permitted in the schedule set forth below:

                                                       AGGREGATE PERCENTAGE OF SHARES PERMITTED
TIME TABLE                                               FOR SALE BY EACH PREMIER SHAREHOLDER
----------                                             ----------------------------------------
From the date of pricing the offering through the
  date of closing the offering...................      No sales are permitted
From 1 to 30 days after closing..................      10%
From 31 to 60 after closing......................      20%
From 61 to 90 days after closing.................      40%
From 91 to 120 days after closing................      60%
From 121 days and thereafter.....................      100%


Warrants to purchase 100,000 shares of common stock were granted to certain European investors in June 1998. The exercise price for these warrants will be the initial public offering price of the common stock, and the warrants will be exercisable for a seven-year period beginning on the date that the offering is completed. Warrants to purchase 115,798 shares were granted to certain founders of the company. These warrants are exercisable at the initial public offering price for a 10-year period beginning on the date that the offering is completed. The shares underlying these warrants will be "restricted securities," within the meaning of Rule 144 and must be held for one year following the date of exercise before they may be resold pursuant to Rule 144, unless the resale of such shares is made pursuant to an effective registration statement under the Securities Act or an exemption from registration is available. Finally, upon completion of the offering, warrants to purchase an aggregate of 350,000 shares will be granted to shareholders of Premier Bancshares. Of the warrants to be granted to the shareholders of Premier Bancshares, 140,000 will be exercisable at an exercise price equal to the initial public offering price and 210,000 will be exercisable at 120% of the initial public offering price. The warrants issued to the Premier shareholders, except for those issued to affiliates, and the underlying shares, may be resold without restriction.


Prior to the offering, there has been no public market for the common stock of Riva Bancshares, and no prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market of the common stock and could impair Riva Bancshares' ability to raise capital through the sale of its equity securities.

                                  UNDERWRITING


Riva Bancshares entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Johnson Research & Capital Incorporated and Kelton International Limited are acting as representatives of the underwriters.


The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.


                              UNDERWRITER                           NUMBER OF SHARES
                              -----------                           ----------------
      CIBC World Markets Corp.....................................
      Johnson Research & Capital Incorporated.....................
      Kelton International Limited................................
                                                                       ---------
           Total..................................................     3,000,000
                                                                       =========


This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Pursuant to the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession of
$          per share. The underwriters may also allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is
exercised in full, the total price to public will be $          and the total
proceeds to us will be $          . The underwriters have severally agreed that,
to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to each underwriter's initial amount reflected in the foregoing table.

We will pay all of the expenses of the offering, excluding the underwriting discount, which we estimate will be approximately $500,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


Mr. Robin C. Kelton serves as Chairman of the Board of Directors of Kelton International Limited, an underwriter and one of the representatives. Mr. Kelton has received warrants to purchase 14,475 shares of common stock with an exercise price equal to the initial offering price of the common stock. In addition, Kelton International Limited received a fee of $75,000 for its services as placement agent in connection with the issuance of units consisting of shares of common stock, preferred stock and warrants to purchase shares of common stock to certain European investors in a private placement on June 19, 1998. Kelton International Limited (i) is a foreign broker-dealer with a principal place of business in the United Kingdom, (ii) is not registered with the SEC as a broker-dealer, (iii) is not a member of the National Association of Securities Dealers, Inc., (iv) will agree not to sell any of the shares of common stock offered hereby within the United States, its territories or its possessions, or to nationals or residents of the United States, except for certain underwriting syndicate sales, and (v) will agree to comply with certain rules of NASD Regulation, Inc. as if it were a member of the NASD. Kelton International Limited was organized and first registered as a broker-dealer within the past four years. Prior to the organization of Kelton International Limited, its principals and officers were actively involved in investment banking activities with other broker-dealers.


Affiliates of Riva Bancshares and Premier Bancshares have agreed to a 180-day "lock-up" with respect to approximately 375,000 shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, Riva Bancshares and such persons may not offer, sell, pledge or otherwise dispose of Riva Bancshares common stock without the prior written consent of the representatives.


Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

                                 LEGAL MATTERS

Certain legal matters in connection with the offering are being passed upon for Riva Bancshares by Smith, Gambrell & Russell, LLP, Suite 3100, 1230 Peachtree Street, N.E., Atlanta, Georgia 30309, counsel to Riva Bancshares. Certain legal matters in connection with the offering are being passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

                                    EXPERTS

The financial statements of Riva Bancshares and the consolidated financial statements of Premier included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their reports appearing in this prospectus and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


Riva Bancshares has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, Riva Bancshares will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by Riva Bancshares at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Riva Bancshares' Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's internet site at "http://www.sec.gov."


This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Riva Bancshares, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

After the offering, Riva Bancshares expects to provide annual reports to its shareholders that include financial information examined and reported on by Riva Bancshares' independent public accountants.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE NO.
                                                              --------
FINANCIAL STATEMENTS FOR RIVA BANCSHARES, INC.
  Independent Auditors' Report..............................     F-2
  Balance Sheet as of December 31, 1998.....................     F-3
  Statement of Operations for the period from May 1, 1998
     (date of inception) through December 31, 1998..........     F-4
  Statement of Shareholders' Equity for the period from May
     1, 1998 (date of inception) through December 31,
     1998...................................................     F-5
  Statement of Cash Flows for the period from May 1, 1998
     (date of inception) through December 31, 1998..........     F-6
  Notes to Financial Statements.............................     F-7
  Balance Sheet as of June 30, 1999 (Unaudited).............    F-12
  Statement of Operations for the period from May 1, 1998
     (date of inception) through June 30, 1998 and the Six
     Months Ended June 30, 1999 (Unaudited).................    F-13
  Statement of Shareholders' Equity for the Six Months Ended
     June 30, 1999 (Unaudited)..............................    F-14
  Statement of Cash Flows for the period from May 1, 1998
     (date of inception) through June 30, 1998 and the Six
     Months Ended June 30, 1999 (Unaudited).................    F-15
  Note to Unaudited Financial Statements....................    F-16
FINANCIAL STATEMENTS FOR PREMIER BANCSHARES, INC.
  Independent Auditors' Report..............................    F-17
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................    F-18
  Consolidated Statements of Operations for the Years Ended
     December 31, 1996, 1997 and 1998.......................    F-19
  Consolidated Statements of Shareholders' Equity and
     Comprehensive Income for the Years Ended December 31,
     1996, 1997 and 1998....................................    F-20
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1997 and 1998.......................    F-21
  Notes to Consolidated Financial Statements................    F-22
  Consolidated Balance Sheet as of June 30, 1999
     (Unaudited)............................................    F-36
  Consolidated Statements of Operations for the Six Months
     Ended June 30, 1998 and 1999 (Unaudited)...............    F-37
  Consolidated Statements of Shareholders' Equity and
     Comprehensive Income for the Six Months Ended June 30,
     1999 (Unaudited).......................................    F-38
  Consolidated Statements of Cash Flows for the Six Months
     Ended June 30, 1998 and 1999 (Unaudited)...............    F-39
  Note to Unaudited Consolidated Financial Statements.......    F-40

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Riva Bancshares, Inc.:

We have audited the accompanying balance sheet of Riva Bancshares, Inc., a development stage corporation (the Company), as of December 31, 1998 and the related statements of operations, shareholders' equity, and cash flows for the period May 1, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and the results of its operations and its cash flows for the period May 1, 1998 (date of inception) through December 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

St. Louis, Missouri
April 8, 1999, except for note 5 for

  which the date is July 29, 1999

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                                 BALANCE SHEET
                               DECEMBER 31, 1998


                                 ASSETS
Cash........................................................  $   711,515
Other Assets................................................      172,598
                                                              -----------
     Total assets...........................................  $   884,113
                                                              ===========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued payroll taxes.......................................  $     1,158
Obligation to repurchase common stock.......................        5,650
                                                              -----------
     Total liabilities......................................        6,808
                                                              -----------
Shareholders' equity:
  Series A preferred stock; $0.01 par value; 1,000,000
     shares authorized; 99,900 shares issued and
     outstanding; redemption price of $10.00................      999,000
  Common stock; $0.01 par value; 20,000,000 shares
     authorized; 575,000 shares issued and outstanding......        5,750
  Common stock to be repurchased (565,000 shares at $0.01
     per share).............................................       (5,650)
                                                              -----------
     Common stock outstanding after repurchase..............          100
                                                              -----------
  Deficit accumulated during development stage..............     (121,795)
                                                              -----------
     Total shareholders' equity.............................      877,305
                                                              -----------
     Total liabilities and shareholders' equity.............  $   884,113
                                                              ===========


See accompanying notes to financial statements.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF OPERATIONS
              FOR THE PERIOD FROM MAY 1, 1998 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1998


Income:
  Interest income...........................................  $    20,508
  Other income..............................................           52
                                                              -----------
          Total income......................................       20,560
                                                              -----------
Expenses:
  Salary and benefits.......................................      120,761
  Other.....................................................       21,594
                                                              -----------
     Total expenses.........................................      142,355
                                                              -----------
     Net loss...............................................  $  (121,795)
                                                              ===========
Basic and diluted loss per share............................  $    (12.18)
                                                              ===========


See accompanying notes to financial statements.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                       STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE PERIOD FROM MAY 1, 1998 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1998


                                                                                          DEFICIT
                                                   SERIES A                             ACCUMULATED
                                                PREFERRED STOCK       COMMON STOCK        DURING
                                              -------------------   -----------------   DEVELOPMENT
                                               SHARES     AMOUNT     SHARES    AMOUNT      STAGE        TOTAL
                                              --------   --------   --------   ------   -----------   ----------
Issuance of units...........................   99,900    $999,000    100,000   $1,000           --     1,000,000
Issuance of common stock....................       --          --    475,000    4,750           --         4,750
Common stock to be repurchased..............       --          --   (565,000)  (5,650)          --        (5,650)
Net loss....................................       --          --         --      --      (121,795)     (121,795)
                                               ------    --------   --------   ------   ----------    ----------
Balance, December 31, 1998..................   99,900    $999,000     10,000   $  100     (121,795)      877,305
                                               ======    ========   ========   ======   ==========    ==========


See accompanying notes to financial statements.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF CASH FLOWS
              FOR THE PERIOD FROM MAY 1, 1998 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1998


Cash flows from operating activities:
  Net loss..................................................  $  (121,795)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Increase in other assets...............................     (172,598)
     Increase in accrued payroll taxes......................        1,158
       Net cash used in operating activities................     (293,235)
Cash flows from financing activities -- proceeds from the
  issuance of units and common stock........................    1,004,750
                                                              -----------
       Net increase in cash.................................      711,515
Cash, beginning of period...................................           --
                                                              -----------
Cash, end of period.........................................  $   711,515
                                                              ===========


See accompanying notes to financial statements.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

Missouri Holdings, Inc. was incorporated on May 1, 1998 for the purpose of becoming a bank holding company. The name of the corporation was subsequently changed to Riva Bancshares, Inc. (the Company). The Company is in the development stage and will remain in the development stage until the consummation of an acquisition or merger with a banking organization.

Operations through December 31, 1998 relate primarily to expenditures for incorporating and organizing the Company.

  Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Organizational Costs

The Company has elected to early adopt the provisions of SOP 98-5, Reporting on the Costs of Start-Up Activities, which requires that start-up costs (including organizational costs) be expensed as incurred.

  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Loss Per Share


As the Company has no dilutive instruments, basic loss per share and dilutive loss per share are equal. Basic loss per share is computed by dividing net loss by 10,000, the weighted average number of common shares outstanding during the period after giving effect to the obligation to repurchase 565,000 shares.


  Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

  Stock Options

The Company applies the measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock options and accordingly, recognizes no compensation expense as the exercise price of stock options equals the market price of the underlying

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

stock at grant date. Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation related to stock option grants. At December 31, 1998, the Company had granted no stock options.

  New Accounting Pronouncements

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which was issued in June 1997, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements, and requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company has no other comprehensive income for the period from May 1, 1998 (date of inception) through December 31, 1998.

(2)  RELATED PARTY TRANSACTIONS


In 1998, the Company entered into an agreement with T. Stephen Johnson & Associates to provide consulting services during the development stage of the Company. The president of T. Stephen Johnson & Associates is a director of the Company. The consulting agreement provides for a monthly payment of $25,000 until the closing of the offering and a finder's fee for the successful completion of a bank acquisition equal to 1% of the aggregate purchase price, plus reimbursement of expenses. Fees paid to T. Stephen Johnson & Associates for the period from May 1, 1998 (date of inception) through December 31, 1998 amounted to $126,540.


(3)  SHAREHOLDERS' EQUITY

  Sale of Units


In June 1998, the Company sold 100 units to accredited European investors at the price of $10,000 per unit plus a distribution fee of $750 per unit paid by the purchaser to Kelton International Limited. Each unit was comprised of (a) 999 shares of Series A preferred stock, (b) 1,000 shares of common stock, and (c) warrants to purchase 1,000 shares of common stock at the initial public offering price for a period of ten years following the initial public offering.


The net proceeds from the sale of units is being used to provide funding for the operations of the Company during the development stage.


The Series A preferred stock, which the Company contemplates redeeming with a portion of the proceeds of the initial public offering, is non-voting and, at the option of the Company, is redeemable at a cash redemption price of $10 per share.



In July 1999, based on discussions with the underwriters for the initial public offering, the Company agreed to repurchase the 100,000 shares of common stock issued to European investors at $0.01 per share.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


  Sale of Founders Shares



In August 1998, the Company sold 475,000 shares of common stock to investors as founders shares at $0.01 per share. Such investors include the President and Chief Executive Officer of the Company, certain directors of the Company, T. Stephen Johnson, and other employees of T. Stephen Johnson & Associates. In April 1999, based on discussions with the underwriters for the initial public offering, the Company agreed to repurchase 275,000 founders shares at $0.01 per share and issue 115,798 warrants to certain non-employee investors. In July 1999, the Company agreed to repurchase 290,000 additional founders shares at $0.01 per share.


(4)  INCOME TAXES

For the period May 1, 1998 through December 31, 1998 no income tax expense or benefit has been recognized. The primary reconciling difference between the income tax benefit and the amount of benefit that would be expected by the result of applying the federal statutory rate of 34% to the loss before income taxes for the period from May 1, 1998 (date of inception) through December 31, 1998 is as follows:


Expected federal income tax benefit.........................  $   (41,410)
Establishment of valuation allowance........................       41,410
                                                              -----------
     Income tax expense.....................................  $        --
                                                              ===========


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1998 are as follows:


Deferred tax assets - net operating loss carryforward.......       41,410
  Less valuation allowance..................................       41,410
                                                              -----------
     Net deferred tax asset.................................  $        --
                                                              ===========


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Management does not believe it is more likely than not the Company will realize the benefits of these deductible differences. Accordingly, a valuation allowance has been established for the deferred tax asset.

At December 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $140,000, which is available to offset future federal taxable income, if any, through 2013.

(5)  SUBSEQUENT EVENTS

  Acquisition Activity

On May 6, 1999, the Company entered into a definitive agreement with Premier Bancshares, Inc. (Premier), the bank holding company for Premier Bank, located in Jefferson City, Missouri. At December 31, 1998, Premier had consolidated total assets of $57.8 million, loans of $41.2 million, deposits

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


of $48.8 million, and shareholders' equity of $4.4 million. The definitive agreement was amended on July 22 and July 29, 1999. Under the amended agreement, the shareholders of Premier will exchange their shares of common stock, in a tax-free reorganization, for $9.0 million of newly issued shares of common stock of the Company (valued at the initial public offering price of the common stock of the Company). The transaction, which requires the approval of bank regulatory authorities and the shareholders of the Company and Premier, is expected to close in the third quarter of 1999.


  Employment Agreements

The Company and Richard C. Jensen entered into an employment agreement which provides that Mr. Jensen will serve as the President and Chief Executive Officer of the Company and as President and Chief Executive Officer of Premier Bank upon completion of the merger and the initial public offering. Mr. Jensen also serves as a member of the board of directors of the Company and will serve on Premier Bank's board of directors after the closing of the initial public offering. Mr. Jensen's employment agreement has a three-year term and provides for a minimum annual base salary of $250,000. Upon completion of the initial public offering, Mr. Jensen will receive a payment of $150,000. In addition, the Board will issue an option to Mr. Jensen to purchase up to 125,000 shares of common stock at the initial public offering price of the common stock. This option will be exercisable for a period of ten years. After the closing of the initial public offering, in the event of a "change in control" of the Company (as defined in his employment agreement), Mr. Jensen will be entitled to give written notice to the Company of termination of the employment agreement and to receive a cash payment equal to approximately 300% of the compensation received by Mr. Jensen in the one-year period immediately preceding the change in control. In addition, if Mr. Jensen elects to terminate the employment agreement pursuant to a change in control, Mr. Jensen will further be entitled to, in lieu of shares of common stock issuable upon the exercise of options, an amount in cash or common stock equal to the excess of the fair market value of the common stock as of the date of closing of the transaction effecting the change in control over the per share exercise price of the options held by Mr. Jensen, times the number of shares of common stock subject to such options. In the event that the board of directors determines in its sole discretion that the Company is unable to close the initial public offering, then the employment agreement may be terminated by the board of directors at any time during the term of the employment agreement without notice, with the condition that Mr. Jensen will be entitled to liquidated damages in the amount of $250,000.

In connection with the agreement to acquire Premier Bancshares, Inc., the Company has agreed entered into an employment agreement with Bruce W. Wiley, the current President of Premier Bank. Mr. Wiley's employment agreement provides for a five-year term commencing at the closing of the initial public offering. Mr. Wiley's employment agreement provides for an annual base salary of $150,000 and the grant of an option to purchase up to 70,000 shares of Company common stock at the initial public offering price. 30,000 options will be granted under the Company's stock option plan on the same terms as options issued to other members of senior management and will vest over a period of three years. The remaining 40,000 options will be granted on the same terms as those warrants which were issued to certain founders of the Company in April 1998 and will also be exercisable for 10 years. In addition, Mr. Wiley's employment agreement provides that he will serve as a director of the Company and his title following the merger and the initial public offering will be President of the Mid-Missouri Market. In the event of a "change in control" of the Company (as defined in his employment agreement), Mr. Wiley's employment agreement provides that he may elect to give written notice to the Company of termination of his employment agreement and to receive a cash payment equal to approximately 300% of the compensation received by him in the one-year period immediately preceding the change in control.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

In addition, the Company has also entered into employment agreements with four additional executive officers. All of these employment agreements provide for a three-year term. These employment agreements provide for annual base salaries and the grant of options to purchase up to an aggregate of 110,000 shares at the initial public offering price. These options will be exercisable for a period of ten years.

  Stock Option Plan

On April 29, 1999, the board of directors adopted the 1999 Stock Option Plan (the 1999 Plan) to promote the Company's growth and financial success. Options may be granted under the 1999 Plan to the Company's directors, officers, and employees, as well as certain consultants and advisors. The 1999 Plan contemplates the grant of nonqualified stock options and incentive stock options. The 1999 Plan provides for option grants to purchase up to an aggregate of 500,000 shares of common stock, subject to adjustment under certain circumstances (the Option Shares). The 1999 Plan will expire upon the earlier to occur of: (a) the date on which all Option Shares have been issued upon exercise of options under the 1999 Plan; or (b) the tenth anniversary of the 1999 Plan's effective date. The 1999 Plan will be administered by the board of directors or by a committee appointed by the board and consisting of at least two non-employee board members.

The exercise price of incentive stock options granted under the 1999 Plan will be determined by the board of directors, but will in no event be less than 100% of the market price of one share of common stock on the option grant date. Nonqualified stock options under the 1999 Plan may be granted at an exercise price of no less than 75% of the market price of the common stock on the date of the grant. Vested options under the 1999 Plan may be exercised in whole or in part, but in no event later than 10 years from the grant date. The board of directors may at any time terminate, modify, or amend the 1999 Plan in any respect, except that without shareholder approval the board of directors may not:

- Increase the number of Option Shares,

- Extend the period during which options may be granted or exercised,

- Change the class of 1999 Plan participants, or

- Otherwise materially modify the requirements as to eligibility for participation in the 1999 Plan.

In no event will the termination, modification, or amendment of the 1999 Plan, without the written consent of an optionee, affect his or her rights under an option or right previously granted him or her. The 1999 Plan must be approved by the Company's shareholders within twelve months from the adoption of the 1999 Plan by the board of directors.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                                 BALANCE SHEET

                                 JUNE 30, 1999

                                  (UNAUDITED)


                                ASSETS
Cash........................................................  $ 145,746
Other assets................................................    718,215
                                                              ---------
     Total assets...........................................  $ 863,961
                                                              =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued payroll taxes.......................................  $   3,550
Obligation to repurchase common stock.......................      2,900
Accrued expenses............................................    228,518
                                                              ---------
     Total liabilities......................................    234,968
                                                              ---------
Shareholders' equity:
  Series A preferred stock; $0.01 par value; 1,000,000
     shares authorized; 99,900 shares issued and
     outstanding; redemption price of $10.00................    999,000
  Common stock; $0.01 par value; 20,000,000 shares
     authorized; 300,000 shares issued and outstanding......      3,000
  Common stock to be repurchased (290,000 shares at $0.01
     per share).............................................     (2,900)
                                                              ---------
     Common stock outstanding after repurchase..............        100
                                                              ---------
  Deficit accumulated during development stage..............   (370,107)
                                                              ---------
     Total shareholders' equity.............................    628,993
                                                              ---------
     Total liabilities and shareholders' equity.............  $ 863,961
                                                              =========


See accompanying note to unaudited financial statements.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF OPERATIONS

FOR THE PERIOD MAY 1, 1998 (DATE OF INCEPTION) THROUGH JUNE 30, 1998 AND THE SIX
                           MONTHS ENDED JUNE 30, 1999

                                  (UNAUDITED)


                                                                  PERIOD FROM          SIX
                                                                  MAY 1, 1998        MONTHS
                                                              (DATE OF INCEPTION)     ENDED
                                                               THROUGH JUNE 30,     JUNE 30,
                                                                     1998             1999
                                                              -------------------   ---------
Income:
  Interest income...........................................       $     --         $  10,381
  Other income..............................................             --               179
                                                                   --------         ---------
          Total income......................................             --            10,560
                                                                   --------         ---------
Expenses:
  Salary and benefits.......................................             --           227,963
  Other.....................................................             --            30,909
                                                                   --------         ---------
     Total expenses.........................................             --           258,872
                                                                   --------         ---------
     Net loss...............................................       $     --         $(248,312)
                                                                   ========         =========
Basic and diluted loss per share............................       $     --         $  (24.83)
                                                                   ========         =========


See accompanying note to unaudited financial statements.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                       STATEMENT OF SHAREHOLDERS' EQUITY

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                  (UNAUDITED)


                                                                                           DEFICIT
                                                      SERIES A                           ACCUMULATED
                                                   PREFERRED STOCK      COMMON STOCK       DURING
                                                 -------------------   ---------------   DEVELOPMENT
                                                  SHARES     AMOUNT    SHARES   AMOUNT      STAGE       TOTAL
                                                 --------   --------   ------   ------   -----------   --------
Balance, December 31, 1998.....................   99,900    $999,000   10,000    $100     (121,795)    $877,305
Net loss.......................................       --          --       --      --     (248,312)    (248,312)
                                                  ------    --------   ------    ----     --------     --------
Balance, June 30, 1999.........................   99,900    $999,000   10,000    $100     (370,107)    $628,993
                                                  ======    ========   ======    ====     ========     ========


See accompanying note to unaudited financial statements.

                             RIVA BANCSHARES, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF CASH FLOWS

FOR THE PERIOD MAY 1, 1998 (DATE OF INCEPTION) THROUGH JUNE 30, 1998 AND THE SIX
                           MONTHS ENDED JUNE 30, 1999

                                  (UNAUDITED)


                                                                  PERIOD FROM               SIX
                                                                  MAY 1, 1998             MONTHS
                                                              (DATE OF INCEPTION)          ENDED
                                                               THROUGH JUNE 30,          JUNE 30,
                                                                     1998                  1999
                                                              -------------------   -------------------
Cash flows from operating activities:
  Net loss..................................................      $       --             $(248,312)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Increase in other assets...............................              --              (317,099)
     Increase in accrued payroll taxes......................              --                 2,392
                                                                  ----------             ---------
       Net cash used in operating activities................              --              (563,019)
Cash provided by (used in) financing activities:
  Proceeds from the issuance of units.......................       1,000,000                    --
  Repurchase of common stock................................              --                (2,750)
                                                                  ----------             ---------
       Net cash provided by (used in) financing
          activities........................................       1,000,000                (2,750)
                                                                  ----------             ---------
     Net increase (decrease) in cash........................       1,000,000              (565,769)
Cash, beginning of period...................................              --               711,515
                                                                  ----------             ---------
Cash, end of period.........................................      $1,000,000             $ 145,746
                                                                  ==========             =========


See accompanying note to unaudited financial statements.

                             RIVA BANCSHARES, INC.
                      (A DEVELOPMENTAL STAGE CORPORATION)

                   NOTE TO THE UNAUDITED FINANCIAL STATEMENTS

                                 JUNE 30, 1999


NOTE A  BASIS OF PRESENTATION

The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Premier Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Premier Bancshares, Inc. and subsidiary (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Bancshares, Inc. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

St. Louis, Missouri
February 12, 1999, except for note 17

  for which the date is July 29, 1999

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                                                 1997          1998
                                                              -----------   ----------
                                        ASSETS
Cash and due from banks.....................................  $   514,002    1,156,049
Interest-bearing deposits...................................      497,540      410,774
Federal funds sold..........................................    1,802,000    5,111,000
                                                              -----------   ----------
     Cash and cash equivalents..............................    2,813,542    6,677,823
Debt and marketable equity securities available-for-sale, at
  fair value................................................    5,417,750    6,477,945
Loans, net..................................................   23,342,301   41,170,698
Premises and equipment, net.................................    1,393,233    2,543,762
Accrued interest receivable.................................      268,335      348,624
Other assets................................................      481,681      536,976
                                                              -----------   ----------
     Total assets...........................................  $33,716,842   57,755,828
                                                              ===========   ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing.......................................  $ 1,478,183    2,817,137
  Interest-bearing..........................................   26,874,744   45,998,685
                                                              -----------   ----------
     Total deposits.........................................   28,352,927   48,815,822
Federal Home Loan Bank advances.............................      940,000    3,445,153
Note payable................................................    1,050,000      750,000
Accrued interest payable....................................      115,715      207,529
Other liabilities...........................................       36,616       99,163
                                                              -----------   ----------
     Total liabilities......................................   30,495,258   53,317,667
                                                              -----------   ----------
Commitments and contingencies
Shareholders' equity:
  Common stock, $1 par value, 100,000 shares authorized,
     32,843 and 41,834 shares issued and outstanding in 1997
     and 1998, respectively.................................       32,843       41,834
  Surplus...................................................    3,394,172    4,553,421
  Accumulated deficit.......................................     (213,383)    (191,030)
  Accumulated other comprehensive income....................        7,952       33,936
                                                              -----------   ----------
     Total shareholders' equity.............................    3,221,584    4,438,161
                                                              -----------   ----------
     Total liabilities and shareholders' equity.............  $33,716,842   57,755,828
                                                              ===========   ==========

See accompanying notes to consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

                                                                 1996        1997        1998
                                                              ----------   ---------   ---------
Interest income:
  Interest and fees on loans................................  $1,008,332   1,750,020   2,849,946
  Interest and dividends on debt and marketable equity
     securities.............................................     359,220     356,490     407,387
  Interest on federal funds sold............................      62,763      68,702     182,177
                                                              ----------   ---------   ---------
     Total interest income..................................   1,430,315   2,175,212   3,439,510
                                                              ----------   ---------   ---------
Interest expense:
  Interest on deposits......................................     855,131   1,253,198   1,884,612
  Interest on Federal Home Loan Bank advances...............          --      21,905     132,748
  Interest on note payable..................................      27,744      33,975      72,140
                                                              ----------   ---------   ---------
     Total interest expense.................................     882,875   1,309,078   2,089,500
                                                              ----------   ---------   ---------
     Net interest income....................................     547,440     866,134   1,350,010
Provision for loan losses...................................      80,582     112,279     291,734
                                                              ----------   ---------   ---------
     Net interest income after provision for loan losses....     466,858     753,855   1,058,276
                                                              ----------   ---------   ---------
Noninterest income:
  Service charges on deposits...............................      18,889      34,930      58,958
  Loss on sale of securities, net...........................          --        (210)         --
  Gain on sale of loans, net................................      16,922      26,270      70,055
  Other noninterest income..................................      11,461      28,314      39,504
                                                              ----------   ---------   ---------
     Total noninterest income...............................      47,272      89,304     168,517
                                                              ----------   ---------   ---------
Noninterest expense:
  Salaries and employee benefits............................     298,307     354,371     598,308
  Occupancy and equipment expense...........................      82,030     118,965     188,108
  Other noninterest expense.................................     247,024     262,315     409,498
                                                              ----------   ---------   ---------
     Total noninterest expense..............................     627,361     735,651   1,195,914
                                                              ----------   ---------   ---------
     Income (loss) before income tax expense................    (113,231)    107,508      30,879
Income tax expense..........................................          --      10,613       8,526
                                                              ----------   ---------   ---------
     Net income (loss)......................................  $ (113,231)     96,895      22,353
                                                              ==========   =========   =========
Basic and diluted earnings (loss) per share.................  $    (3.54)       2.99        0.55
                                                              ==========   =========   =========

See accompanying notes to consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

                                                                                        ACCUMULATED
                                                                                           OTHER
                                     COMMON STOCK                             ACCU-       COMPRE-         TOTAL
                                   ----------------               TREASURY   MULATED      HENSIVE     SHAREHOLDERS'
                                   SHARES   AMOUNT     SURPLUS     STOCK     DEFICIT      INCOME         EQUITY
                                   ------   -------   ---------   --------   --------   -----------   -------------
Balance at December 31, 1995.....  35,020   $35,020   3,605,580   (307,530)  (189,517)     47,633       3,191,186
Retirement of treasury stock.....  (3,000)   (3,000)   (304,530)   307,530         --          --              --
Transfer from accumulated deficit
  to surplus.....................      --        --       7,530         --     (7,530)         --              --
Comprehensive income:
  Net loss.......................      --        --          --         --   (113,231)         --        (113,231)
  Other comprehensive income --
    change in unrealized gain
    (loss) on securities
    available-for-sale, net of
    tax..........................      --        --          --         --         --     (61,756)        (61,756)
                                                                                                        ---------
    Total comprehensive income...                                                                        (174,987)
                                   ------   -------   ---------   --------   --------     -------       ---------
Balance at December 31, 1996.....  32,020    32,020   3,308,580         --   (310,278)    (14,123)      3,016,199
Issuance of common stock.........     823       823      85,592         --         --          --          86,415
Comprehensive income:
  Net income.....................      --        --          --         --     96,895          --          96,895
  Other comprehensive income --
    change in unrealized gain
    (loss) on securities
    available-for-sale, net of
    tax and reclassification
    amount.......................      --        --          --         --         --      22,075          22,075
                                                                                                        ---------
    Total comprehensive income...                                                                         118,970
                                   ------   -------   ---------   --------   --------     -------       ---------
Balance at December 31, 1997.....  32,843    32,843   3,394,172         --   (213,383)      7,952       3,221,584
Issuance of common stock.........   9,231     9,231   1,190,799         --         --          --       1,200,030
Purchase of treasury stock.......      --        --          --    (31,790)        --          --         (31,790)
Retirement of treasury stock.....    (240)     (240)    (31,550)    31,790         --          --              --
Comprehensive income:
  Net income.....................      --        --          --         --     22,353          --          22,353
  Other comprehensive income --
    change in unrealized gain
    (loss) on securities
    available-for-sale, net of
    tax..........................      --        --          --         --         --      25,984          25,984
                                                                                                        ---------
    Total comprehensive income...                                                                          48,337
                                   ------   -------   ---------   --------   --------     -------       ---------
Balance at December 31, 1998.....  41,834   $41,834   4,553,421         --   (191,030)     33,936       4,438,161
                                   ======   =======   =========   ========   ========     =======       =========

See accompanying notes to consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

                                                                  1996          1997           1998
                                                              ------------   -----------   ------------
Cash flows from operating activities:
  Net income (loss).........................................  $   (113,231)  $    96,895   $     22,353
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................        59,405        73,823        115,188
    Provision for loan losses...............................        80,582       112,279        291,734
    Loss on sale of securities..............................            --           210             --
    Gain on sale of loans, net..............................       (16,922)      (26,270)       (70,055)
    Increase in accrued interest receivable.................       (15,438)      (83,205)       (80,289)
    Increase in accrued interest payable....................        25,100        29,768         91,814
    Increase in other assets................................        (3,459)     (459,880)       (55,295)
    Other, net..............................................        (9,877)       43,701         49,161
  Originations of loans held for sale.......................    (1,705,300)   (2,060,385)    (6,194,486)
  Proceed from sales of loans held for sale.................     1,722,222     2,086,655      6,041,376
                                                              ------------   -----------   ------------
      Net cash provided by (used in) operating activities...        23,082      (186,409)       211,501
                                                              ------------   -----------   ------------
Cash flows from investing activities:
  Proceeds from sales of debt and marketable equity
    securities available-for-sale...........................            --       553,120             --
  Proceeds from maturities and principal payments on debt
    and marketable equity securities available-for-sale.....     1,726,054     2,564,969      3,542,196
  Purchases of debt and marketable equity securities
    available-for-sale......................................    (2,693,239)   (2,260,555)    (4,575,742)
  Net increase in loans.....................................    (9,022,096)   (8,249,077)   (17,896,966)
  Purchases of premises and equipment, net..................      (709,899)      (67,658)    (1,252,996)
                                                              ------------   -----------   ------------
      Net cash used in investing activities.................   (10,699,180)   (7,459,201)   (20,183,508)
                                                              ------------   -----------   ------------
Cash flows from financing activities:
  Net increase in deposits..................................    10,761,404     6,084,663     20,462,895
  Federal Home Loan Bank advances...........................            --     1,940,000      2,805,000
  Principal payments on Federal Home Loan Bank advances.....            --    (1,000,000)      (299,847)
  Proceeds from note payable................................            --     1,050,000             --
  Repayment of note payable.................................            --      (300,000)      (300,000)
  Purchase of treasury stock................................            --            --        (31,790)
  Proceeds from sale of common stock........................            --        86,415      1,200,030
                                                              ------------   -----------   ------------
      Net cash provided by financing activities.............    10,761,404     7,861,078     23,836,288
                                                              ------------   -----------   ------------
      Net increase in cash and cash equivalents.............        85,306       215,468      3,864,281
Cash and cash equivalents at beginning of year..............     2,512,768     2,598,074      2,813,542
                                                              ------------   -----------   ------------
Cash and cash equivalents at end of year....................  $  2,598,074   $ 2,813,542   $  6,677,823
                                                              ============   ===========   ============
Supplemental information -- interest paid...................  $    857,775   $ 1,279,310   $  1,997,686
                                                              ============   ===========   ============

See accompanying notes to consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1996, 1997, AND 1998

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Premier Bancshares, Inc. provides a full range of banking services to corporate and individual customers throughout Jefferson City and Columbia, Missouri, through its wholly owned subsidiary, Premier Bank (the Bank). Premier Bancshares, Inc. and the Bank (the Company), which operate as a single business segment, are subject to competition from other financial and nonfinancial institutions providing financial products in these Missouri markets. Additionally, the Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Company conform, in all material respects, to generally accepted accounting principles within the banking industry.

The more significant of the Company's accounting policies are set forth below:

     Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, including the determination of the allowance for loan losses, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results differ from those estimates.

     Principles of Consolidation

     The consolidated financial statements include the accounts of Premier Bancshares, Inc. and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, due from banks, interest-bearing deposits, and federal funds sold.

     Investment Securities

     At the time of purchase for the periods covered, all debt and equity securities were classified as available-for-sale. Unrealized gains and losses, net of tax, are excluded from earnings and reported as accumulated other comprehensive income, a separate component of shareholders' equity, until realized. A decline in the market value of any security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the lives of the respective securities as an adjustment to yield using the interest method. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of securities sold.

     The Bank, as a member of the Federal Home Loan Bank System administered by the Federal Housing Finance Board, is required to maintain an investment in the capital stock of the Federal Home Loan Bank (FHLB) in an amount equal to the greater of 1% of the Bank's total mortgage-related assets at the beginning of each year, 0.3% of the Bank's total assets at the beginning of each

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY
     year, or 5% of advances from the FHLB to the Bank. This investment is recorded at cost which represents redemption value.

     Loans

     Interest on loans is credited to income based upon the principal amount outstanding. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in accordance with the contractual terms of the loan agreement or when either principal or interest is past due over 90 days. Subsequent payments received on such loans are applied to principal if there is any doubt as to the collectibility of such principal; otherwise, such receipts are recorded as interest income. Loans are returned to accrual status when management believes full collectibility of principal and interest is expected.

     A loan is considered impaired when it is probable the Company will be unable to collect all amounts due -- both principal and interest -- according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement. The Company uses its nonaccrual policy for recognizing interest income on impaired loans.

     The Company originates certain loans which are sold in the secondary mortgage market. These long-term, fixed-rate loans are sold on a note-by-note basis. Immediately upon locking in an interest rate, the Company enters into an agreement to sell the mortgage loan without recourse. The Company allocates the entire cost of loans originated to the mortgage loans, as the Company does not retain servicing. These loans held for sale are included in loans, net in the consolidated balance sheets.

     The allowance for loan losses is available to absorb loan charge-offs. The allowance is increased by provisions charged to expense and reduced by loan charge-offs less recoveries. The provision charged to expense is that amount which management believes is sufficient to bring the balance of the allowance for loan losses to a level adequate to absorb potential loan losses, based on their knowledge and evaluation of the current loan portfolio and the current economic environment in which the borrowers of the Bank operate.

     Management believes the allowance for loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions and changes in the financial condition of borrowers. Additionally, regulatory agencies, as an integral part of the examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to increase its allowance for loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

     Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, which is 50 years for buildings, and range from 3 to 10 years for furniture, fixtures, and equipment. Property additions and betterments are capitalized, while maintenance and repairs which do not extend the useful life of the asset are expensed as incurred.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

     Income Taxes

     Premier Bancshares, Inc. and the Bank file consolidated income tax returns.

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

     Treasury Stock

     The purchase of the Company's common stock is recorded at cost. Upon subsequent reissuance or retirement, the treasury stock account is reduced by the average cost basis of such common stock.

     Earnings (Loss) Per Share

     As the Company has no dilutive instruments, basic earnings (loss) per share and dilutive earnings (loss) per share are equal. Basic earnings (loss) per share is computed by dividing net income (loss) by 32,020, 32,375, and 40,443, the weighted average number of common shares outstanding during 1996, 1997, and 1998, respectively.

     Financial Instruments

     Financial instruments are defined as cash, evidence of an ownership interest in any entity, or a contract that both imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity.

     Impairment of Long-Lived Assets

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Comprehensive Income

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, during 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements, and requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

     Company reports comprehensive income in the consolidated statements of shareholders' equity and comprehensive income. The adoption of SFAS No. 130 did not have an effect on the financial position or results of operations of the Company.

(2)  REGULATORY RESTRICTIONS AND CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Bank are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. As of December 31, 1997 and 1998, without prior approval of the regulatory banking authorities, the Bank was unable to pay cash dividends on its common stock.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets, and of Tier I capital to adjusted average assets. Management believes, as of December 31, 1998, the Bank meets all capital and adequacy requirements to which it is subject.

The Bank is also subject to the regulatory framework for prompt corrective action. The Bank's most recent notification from the Federal Deposit Insurance Corporation, dated November 30, 1998, categorized it as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I to adjusted average assets ratios as set forth in the following table. There are no obligations or events since November 30, 1998 that management believes have changed the Bank's category.

The actual and required capital amounts and ratios for the Bank as of December 31, 1997 and 1998 are as follows (dollars in thousands):

                                                                                  REQUIREMENTS TO
                                                                    CAPITAL       BE CLASSIFIED AS
                                                    ACTUAL        REQUIREMENTS    WELL CAPITALIZED
                                                --------------   --------------   ----------------
                                                AMOUNT   RATIO   AMOUNT   RATIO   AMOUNT    RATIO
                                                ------   -----   ------   -----   -------   ------
    1997:
      Total capital (to risk-weighted
         assets)..............................  $4,425   23.51%  $1,505   8.00%   $1,882    10.00%
      Tier I capital (to risk-weighted
         assets)..............................   4,215   22.40      753   4.00     1,129     6.00
      Tier I capital (to average assets)......   4,215   13.20      958   3.00     1,596     5.00
                                                ======   =====   ======   ====    ======    =====

                                                                                  REQUIREMENTS TO
                                                                    CAPITAL       BE CLASSIFIED AS
                                                    ACTUAL        REQUIREMENTS    WELL CAPITALIZED
                                                --------------   --------------   ----------------
                                                AMOUNT   RATIO   AMOUNT   RATIO   AMOUNT    RATIO
                                                ------   -----   ------   -----   -------   ------
    1998:
      Total capital (to risk-weighted
         assets)..............................  $5,513   13.24%  $3,330   8.00%   $4,163    10.00%
      Tier I capital (to risk-weighted
         assets)..............................   5,074   12.19    1,665   4.00     2,498     6.00
      Tier I capital (to average assets)......   5,074    9.09    1,675   3.00     2,792     5.00
                                                ======   =====   ======   ====    ======    =====

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

(3)  DEBT AND MARKETABLE EQUITY SECURITIES

The amortized cost and fair values of debt and marketable equity securities available-for-sale at December 31, 1997 and 1998 are as follows:

                                                                             1997
                                                       ------------------------------------------------
                                                                      GROSS        GROSS
                                                       AMORTIZED    UNREALIZED   UNREALIZED     FAIR
                                                          COST        GAINS        LOSSES       VALUE
                                                       ----------   ----------   ----------   ---------
    Debt securities:
      U.S. Treasury securities.......................  $  759,840      5,743           --       765,583
      U.S. Government corporations and agencies......   3,753,039      8,394       (3,689)    3,757,744
      Obligations of state and political
         subdivisions................................     358,748      3,286         (938)      361,096
      Mortgage-backed securities.....................     454,575      2,671       (3,419)      453,827
                                                       ----------     ------       ------     ---------
                                                        5,326,202     20,094       (8,046)    5,338,250
                                                       ----------     ------       ------     ---------
    Marketable equity securities:
      Federal Home Loan Bank stock...................      77,000         --           --        77,000
      Other..........................................       2,500         --           --         2,500
                                                       ----------     ------       ------     ---------
                                                           79,500         --           --        79,500
                                                       ----------     ------       ------     ---------
                                                       $5,405,702     20,094       (8,046)    5,417,750
                                                       ==========     ======       ======     =========

                                                                        1998
                                                 ---------------------------------------------------
                                                                 GROSS         GROSS
                                                 AMORTIZED     UNREALIZED    UNREALIZED      FAIR
                                                    COST         GAINS         LOSSES        VALUE
                                                 ----------    ----------    ----------    ---------
Debt securities:
  U.S. Treasury securities.....................  $  506,230       6,580            --        512,810
  U.S. Government corporations and agencies....   4,860,592      35,828        (2,773)     4,893,647
  Obligations of state and political
     subdivisions..............................     359,279      10,880            --        370,159
  Mortgage-backed securities...................     524,525       3,355        (2,451)       525,429
                                                 ----------      ------        ------      ---------
                                                  6,250,626      56,643        (5,224)     6,302,045
                                                 ----------      ------        ------      ---------
Marketable equity securities:
  Federal Home Loan Bank stock.................     173,400          --            --        173,400
  Other........................................       2,500          --            --          2,500
                                                 ----------      ------        ------      ---------
                                                    175,900          --            --        175,900
                                                 ----------      ------        ------      ---------
                                                 $6,426,526      56,643        (5,224)     6,477,945
                                                 ==========      ======        ======      =========

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

The amortized cost and fair values of debt securities available-for-sale at December 31, 1997 and 1998, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers have the right to repay obligations with or without prepayment penalties.

                                                        1997                       1998
                                               -----------------------    ----------------------
                                               AMORTIZED       FAIR       AMORTIZED      FAIR
                                                  COST         VALUE        COST         VALUE
                                               ----------    ---------    ---------    ---------
Due in one year or less......................  $  499,372      499,807      750,225      753,273
Due after one year through five years........   3,765,535    3,770,534    2,231,764    2,091,082
Due after five years through ten years.......   1,061,295    1,067,909    3,010,558    3,202,383
Due after ten years..........................          --           --      258,079      255,307
                                               ----------    ---------    ---------    ---------
                                               $5,326,202    5,338,250    6,250,626    6,302,045
                                               ==========    =========    =========    =========

Debt and marketable equity securities with carrying values aggregating $1,464,302 and $1,369,034 at December 31, 1997 and 1998, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

(4)  LOANS

The composition of the loan portfolio at December 31, 1997 and 1998 is as follows:

                                                                 1997           1998
                                                              -----------    ----------
Commercial..................................................  $ 2,905,207     5,292,128
Real estate.................................................   19,329,657    34,465,883
Installment and others......................................    1,317,437     1,618,363
Loans held for sale.........................................           --       233,165
                                                              -----------    ----------
                                                               23,552,301    41,609,539
Allowance for loan losses...................................     (210,000)     (438,841)
                                                              -----------    ----------
     Loans, net.............................................  $23,342,301    41,170,698
                                                              ===========    ==========

The Bank grants commercial, residential mortgage, and installment loans to customers primarily in their service area of Jefferson City and Columbia, Missouri. The Company has a diversified loan portfolio, with no particular concentration of credit in any one economic sector in this service area; however, a substantial portion of the portfolio is concentrated in and secured by real estate. The ability of the Company's borrowers to honor their contractual obligations is dependent upon the local economies and their effect on the real estate market.

Following is a summary of activity for the year ended December 31, 1998, of loans to executive officers and directors or to entities in which such individuals had beneficial interest as shareholders, officers, or directors. Such loans were made in the normal course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility.

Balance at December 31, 1997................................  $273,332
New loans...................................................   886,100
Payments received...........................................  (654,098)
                                                              --------
Balance at December 31, 1998................................  $505,334
                                                              ========

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

Transactions in the allowance for loan losses for the years ended December 31, 1996, 1997, and 1998 are summarized as follows:

                                                                    1996      1997      1998
                                                                  --------   -------   -------
    Balance at January 1........................................  $ 63,430   120,000   210,000
    Provision charged to expense................................    80,582   112,279   291,734
    Loans charged-off...........................................   (24,012)  (22,641)  (64,643)
    Recoveries of loans previously charged-off..................        --       362     1,750
                                                                  --------   -------   -------
    Balance at December 31......................................  $120,000   210,000   438,841
                                                                  ========   =======   =======

A summary of impaired loans at December 31, 1997 and 1998 follows:

                                                                    1997      1998
                                                                  --------   ------
    Nonaccrual loans............................................  $161,234   94,072
    Impaired loans continuing to accrue interest................        --       --
                                                                  --------   ------
         Total impaired loans...................................  $161,234   94,072
                                                                  ========   ======
    Allowance for losses on impaired loans......................  $ 27,532   24,072
    Impaired loans with no related allowance for loan losses....        --       --
                                                                  ========   ======

The average balance of impaired loans during 1997 and 1998 was $82,690 and $158,233, respectively.

There were no nonaccrual or impaired loans as of and for the year ended December 31, 1996. A summary of interest income on nonaccrual and other impaired loans for 1997 and 1998 is as follows:

                                                                              IMPAIRED LOANS
                                                                 NONACCRUAL    CONTINUING TO
                                                                   LOANS      ACCRUE INTEREST   TOTAL
                                                                 ----------   ---------------   -----
    1997:
      Income recognized........................................    $   --             --           --
      Interest income had interest accrued.....................     7,399             --        7,399
                                                                   ======          =====        =====
    1998:
      Income recognized........................................    $   --             --           --
      Interest income had interest accrued.....................     7,650             --        7,650
                                                                   ======          =====        =====

(5)  PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1997 and 1998 is as follows:

                                                                     1997        1998
                                                                  ----------   ---------
    Land........................................................  $  400,000     650,000
    Buildings...................................................     872,839   1,552,925
    Furniture, fixtures, and equipment..........................     236,578     545,114
                                                                  ----------   ---------
                                                                   1,509,417   2,748,039
    Less accumulated depreciation...............................     116,184     204,277
                                                                  ----------   ---------
                                                                  $1,393,233   2,543,762
                                                                  ==========   =========

Amounts charged to occupancy expense for depreciation aggregated $43,769, $60,193, and $102,467 for the years ended December 31, 1996, 1997, and 1998, respectively.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

At December 31, 1998, the Bank had entered into an operating lease for a facility which begins in February 2000 and expires in 2005. Minimum future lease payments required are as follows:

    Year ending December 31:
      1999......................................................  $     --
      2000......................................................    24,475
      2001......................................................    26,700
      2002......................................................    26,700
      2003......................................................    26,700
      2004 and thereafter.......................................    28,925
                                                                  --------
                                                                  $133,500
                                                                  ========

(6)  INTEREST-BEARING DEPOSITS

A summary of interest-bearing deposits at December 31, 1997 and 1998 is as follows:

                                                                     1997          1998
                                                                  -----------   ----------
    NOW and money market demand accounts........................  $ 3,008,584    6,080,659
    Savings.....................................................    6,091,624   12,454,092
    Other time deposits:
      Less than $100,000........................................   11,490,200   16,267,823
      $100,000 and over.........................................    6,284,336   11,196,111
                                                                  -----------   ----------
                                                                  $26,874,744   45,998,685
                                                                  ===========   ==========

Interest expense on deposits for the years ended December 31, 1996, 1997, and 1998 is summarized as follows:

                                                                  1996       1997        1998
                                                                --------   ---------   ---------
    NOW and money market demand accounts......................  $ 80,291     123,663     171,269
    Savings...................................................    86,675     242,812     401,601
    Other time deposits.......................................   688,165     886,723   1,311,742
                                                                --------   ---------   ---------
                                                                $855,131   1,253,198   1,884,612
                                                                ========   =========   =========

The maturities of other time deposits at December 31, 1998 are show below. Expected maturities may differ from contractual maturities because depositors may redeem deposits early.

    Due in three months or less.................................  $ 7,032,398
    Due in greater than three months through one year...........   13,901,527
    Due in greater than one year through three years............    5,550,580
    Due in greater than three years.............................      979,429
                                                                  -----------
                                                                  $27,463,934
                                                                  ===========

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

(7)  FEDERAL HOME LOAN BANK ADVANCES

At December 31, 1998 and 1997, the Bank has fixed rate advances outstanding with the Federal Home Loan Bank of Des Moines, with stated maturities as follows:

                                                     1997                    1998
                                              -------------------    ---------------------
                                                         WEIGHTED                 WEIGHTED
                                                         INTEREST       1998      INTEREST
                                               AMOUNT      RATE        AMOUNT       RATE
                                              --------   --------    ----------   --------
Due in one year or less.....................  $500,000     6.02%     $  250,000     6.18%
Due after five years........................   440,000     6.43       3,195,153     5.70
                                              --------     ====      ----------     ====
                                              $940,000               $3,445,153
                                              ========               ==========

The Bank maintains an $8.3 million line of credit with the FHLB and had availability under that line of $4.9 million at December 31, 1998.

FHLB advances are secured under a blanket agreement which assigns all FHLB stock and one-to-four family mortgage loans equal to 130% of the outstanding advance balance.

(8)  NOTE PAYABLE

The note payable at December 31, 1998 is a term loan between the Company and an unaffiliated financial institution which bears interest at the prime rate (7.75% at December 31, 1998), is due on November 15, 1999, and is secured by 35,020 common shares of the Bank.

(9)  OTHER COMPREHENSIVE INCOME

The Company's other comprehensive income included the following components:

                                                                   1996       1997      1998
                                                                 --------    ------    ------
    Net realized and unrealized gain (loss) on securities
      available-for-sale, net of tax.........................    $(61,756)   22,214    25,984
    Less adjustment for net securities loss realized in net
      income, net of tax.....................................          --      (139)       --
                                                                 --------    ------    ------
                                                                 $(61,756)   22,075    25,984
                                                                 ========    ======    ======

(10)  INCOME TAXES

The components of income tax expense for the years ended December 31, 1996, 1997, and 1998 are as follows:

                                                                  1996       1997       1998
                                                                --------    -------    ------
    Current expense:
      Federal...............................................    $     --      8,926        --
      State.................................................          --      1,687     8,526
      Increase(decrease)in the beginning of the year balance
         of the valuation allowance for deferred tax
         assets.............................................      42,895    (39,038)   (6,416)
    Deferred -- federal.....................................     (42,895)    39,038     6,416
                                                                --------    -------    ------
                                                                $     --     10,613     8,526
                                                                ========    =======    ======

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

A reconciliation of expected income tax expense to federal income tax expense, computed by applying the federal statutory rate of 34% to income (loss) before income tax expense for the years ended December 31, 1996, 1997, and 1998 to reported income tax expense, is as follows:

                                                           1996       1997       1998
                                                         --------   --------   --------
Income tax expense (benefit) at statutory rate.........  $(38,499)  $ 36,553   $ 10,499
Increase (decrease) in income taxes resulting from:
  State income tax, net of federal income tax
     benefit...........................................        --      1,113      5,627
  Officer's life insurance -- book to tax treatment....        --        861     (4,222)
  Change in the beginning of the year balance of the
     valuation allowance for deferred tax assets
     allocated to income tax expense...................    42,895    (39,038)    (6,416)
  Other, net...........................................    (4,396)    11,124      3,038
                                                         --------   --------   --------
     Income tax expense................................  $     --   $ 10,613   $  8,526
                                                         ========   ========   ========

The tax effect of temporary differences which give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below:

                                                                1997       1998
                                                              --------   --------
Deferred tax assets:
  Book provision for loan loss in excess of tax.............  $ 54,143   $126,213
  Deferred compensation.....................................       849      3,818
  Available-for-sale securities market valuation............     4,096     17,483
  Organizational costs......................................    10,258      5,862
  Net operating loss carryforward...........................    71,545     16,503
                                                              --------   --------
     Gross deferred tax assets..............................   140,891    169,879
  Less valuation allowance..................................   (63,311)   (56,895)
                                                              --------   --------
     Net deferred tax assets, net...........................    77,580    112,984
                                                              --------   --------
Deferred tax liabilities:
  Premises and equipment, basis.............................   (25,791)   (51,299)
  Accrual to cash conversion for book to tax accounting
     methods................................................   (44,638)   (41,717)
  Other.....................................................    (3,055)    (2,486)
                                                              --------   --------
     Total gross deferred tax liabilities...................   (73,484)   (95,502)
                                                              --------   --------
     Net deferred tax assets................................  $  4,096   $ 17,482
                                                              ========   ========

At December 31, 1998, the Company has net operating loss carryforwards (NOLs) of approximately $50,000. Their utilization is subject to annual limitations. The NOLs for the Company at December 31, 1998 expire during 2009 through 2011.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The valuation allowance for deferred tax assets as of December 31, 1996 was $102,349. The net change in the total valuation allowance for the years ended December 31, 1997 and 1998 was a decrease of $39,038 and $6,416, respectively.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

(11)  EMPLOYEE BENEFITS

During 1997, the Company adopted a SIMPLE IRA for all employees meeting certain eligibility requirements. An eligible employee may make a salary reduction election, expressed as a percentage of compensation, not to exceed $6,000 for any calendar year. The Company makes contributions to the plan equal to the employees' salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year subject to certain provisions which could reduce such contributions. All contributions are fully vested and nonforfeitable; there are no withdrawal restrictions, and no cost or penalty for transfer to another IRA. Employer matching contributions to the plan totaled $4,232 and $8,239 in 1997 and 1998, respectively.

In 1997, the Company's Board entered into a Director Deferred Fee Agreement (Agreement) with five of the six Directors and one Company officer; the Agreement provides the participants with the opportunity to defer fees and to accumulate assets for retirement. The Board has determined that it is in the best interest of the Company to recover the cost of the benefit obligations by purchasing life insurance. These life insurance policies are owned by the Company and are designed to insure against the contingent liability associated with the premature death of any of the Directors. The Company did not make any contributions related to the Agreement during 1998. The current surrender value of the life insurance policies, included in other assets in the consolidated balance sheets, totaled $452,468 and $473,621 at December 31, 1997 and 1998, respectively. The accrued benefit obligations totaled $2,496 and $11,232 at December 31, 1997 and 1998, respectively, and is included in other liabilities in the consolidated balance sheets.

(12)  OTHER NONINTEREST EXPENSE

Other noninterest expense for the years ended December 31, 1996, 1997, and 1998 are as follows:

                                                           1996       1997       1998
                                                         --------   --------   --------
Data processing........................................  $ 25,599   $ 49,911   $ 61,502
Professional services..................................    42,206     26,826     44,927
Directors' fees........................................     5,300      8,650     38,000
Advertising............................................    45,376     25,484     51,706
Postage and supplies...................................    22,670     20,075     50,231
Other..................................................   105,873    131,369    163,132
                                                         --------   --------   --------
                                                         $247,024   $262,315   $409,498
                                                         ========   ========   ========

(13)  COMMITMENTS AND CONTINGENCIES

During the normal course of business, various legal claims have arisen which, in the opinion of management, will not result in any material liability to the Company.

(14)  DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

The Bank issues financial instruments with off-balance sheet risk in the normal course of the business of meeting the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The contractual amounts of these instruments reflect the extent of involvement the Bank has in such particular classes of financial instruments.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of such instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet financial instruments included in the consolidated balance sheets. Following is a summary of off-balance-sheet financial instruments at December 31, 1997 and 1998, respectively:

                                                                 1997         1998
                                                              ----------   ----------
Financial instruments whose contractual amounts represent:
  Commitments to extend credit..............................  $3,940,969    6,937,356
  Standby letters of credit.................................      53,985       53,148
                                                              ----------   ----------
     Total off-balance-sheet financial instruments..........  $3,994,954    6,990,504
                                                              ==========   ==========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1998, $1,461,268 represent fixed rate loan commitments. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but is generally residential or income-producing commercial property, inventory, accounts receivable, or equipment.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

(15)  PARENT COMPANY FINANCIAL INFORMATION

Condensed balance sheets as of December 31, 1997 and 1998 and the related condensed schedules of operations and cash flows for the years ended December 31, 1996, 1997, and 1998 of the Company (parent company only) are as follows:

                            CONDENSED BALANCE SHEETS

                                                                 1997        1998
                                                              ----------   ---------
Assets:
  Cash......................................................  $   39,903      39,879
  Investment in Bank........................................   4,227,653   5,107,802
  Other assets..............................................      17,297      47,917
                                                              ----------   ---------
     Total assets...........................................  $4,284,853   5,195,598
                                                              ==========   =========
Liabilities:
  Note payable..............................................  $1,050,000     750,000
  Other liabilities.........................................      13,269       7,437
                                                              ----------   ---------
     Total liabilities......................................   1,063,269     757,437
Total shareholders' equity..................................   3,221,584   4,438,161
                                                              ----------   ---------
     Total liabilities and shareholders' equity.............  $4,284,853   5,195,598
                                                              ==========   =========

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                       CONDENSED SCHEDULES OF OPERATIONS

                                                                   1996       1997       1998
                                                                 ---------   -------   --------
    Revenue....................................................  $      --        --         --
    Expenses:
      Interest expense.........................................     27,744    33,975     72,140
      Other operating expenses.................................     29,100    15,485     44,388
                                                                 ---------   -------   --------
         Total expenses........................................     56,844    49,460    116,528
                                                                 ---------   -------   --------
         Loss before income tax expense (benefit) and equity in
           undistributed income (loss) of Bank.................    (56,844)  (49,460)  (116,528)
    Income tax expense (benefit)...............................         --        --         --
                                                                 ---------   -------   --------
         Loss before equity in undistributed income (loss) of
           Bank................................................    (56,844)  (49,460)  (116,528)
    Equity in undistributed income (loss) of Bank..............    (56,387)  146,355    138,881
                                                                 ---------   -------   --------
         Net income (loss).....................................  $(113,231)   96,895     22,353
                                                                 =========   =======   ========

                       CONDENSED SCHEDULES OF CASH FLOWS

                                                                 1996        1997        1998
                                                               ---------   ---------   ---------
    Cash flows from operating activities:
      Net income (loss)......................................  $(113,231)     96,895      22,353
      Adjustments to reconcile net income (loss) to net cash
         used in operating activities:
         Equity in undistributed (income) loss of Bank.......     56,387    (146,355)   (138,881)
         Other, net..........................................      6,450         143      (1,736)
                                                               ---------   ---------   ---------
           Net cash used in operating activities.............    (50,394)    (49,317)   (118,264)
                                                               ---------   ---------   ---------
    Cash flows from investing activities -- capital
      contribution to Bank...................................         --    (750,000)   (750,000)
                                                               ---------   ---------   ---------
    Cash flows from financing activities:
      Proceeds from note payable.............................         --   1,050,000          --
      Repayment of note payable..............................         --    (300,000)   (300,000)
      Purchase of treasury stock.............................         --          --     (31,790)
      Proceeds from sale of common stock.....................         --      86,415   1,200,030
                                                               ---------   ---------   ---------
           Net cash provided by financing activities.........         --     836,415     868,240
                                                               ---------   ---------   ---------
           Net increase (decrease) in cash and cash
              equivalents....................................    (50,394)     37,098         (24)
    Cash and cash equivalents at beginning of year...........     53,199       2,805      39,903
                                                               ---------   ---------   ---------
    Cash and cash equivalents at end of year.................  $   2,805      39,903      39,879
                                                               =========   =========   =========

(16)  RESTRICTIVE STOCK AGREEMENT

Effective December 1994, all persons who purchase shares of common stock in the offer and sale of shares of the Company were required to enter into the Restrictive Stock Agreement which provides that all parties give the Company and its shareholders a right of first refusal to purchase their shares of common stock should they decide to transfer them to unrelated third parties (including involuntary transfers). The purchase price for such shares is the lower of the book value of the shares of common stock to be transferred or the amount of a legitimate third party offer; provided that book value shall be increased by (i) 20% if the purchase occurs between January 1, 1997 and December 31, 1997 and
(ii) 25% if the purchase occurs on or after January 1, 1998. Additionally, the parties to the Restrictive Stock Agreement

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY
may choose to vote to value shares of common stock at a price that is different than book value, by the affirmative vote of 80% of the shares of common stock subject to the Restrictive Stock Agreement. Also, under this Restrictive Stock Agreement, the Company must buy shares of common stock owned by employees who cease to be employed by the Company. On December 4, 1998, the Restrictive Stock Agreement was amended to explicitly state that its provisions would not apply to the pending potential transaction with First Premier Financial Corporation.

(17)  ACQUISITION ACTIVITY


On May 6, 1999, the Company entered into a definitive agreement with Riva Bancshares, Inc. (Riva Bancshares). The definitive agreement was amended on July 22 and July 29, 1999. Under the amended agreement, the shareholders of the Company will exchange their shares in a tax free reorganization for $9 million of newly issued shares of common stock of Riva Bancshares, valued at the initial public offering price of Riva Bancshares' common stock. The transaction is subject to the receipt of regulatory approval and the approval of the shareholders of the Company and Riva Bancshares and is expected to close in the third quarter of 1999. The transaction is contingent upon a number of factors, including the successful initial public offering of Riva Bancshares' common stock.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1999

                                  (UNAUDITED)


                                                               JUNE 30,
                                                                 1999
                                                              -----------
                                 ASSETS
Cash and due from banks.....................................  $ 1,439,432
Interest-bearing deposits...................................      410,774
Federal funds sold..........................................    2,370,000
                                                              -----------
     Cash and cash equivalents..............................    4,220,206
Debt and marketable equity securities available-for-sale, at
  fair value................................................    9,397,026
Loans, net..................................................   49,163,775
Premises and equipment, net.................................    2,510,978
Accrued interest receivable.................................      462,252
Other assets................................................      938,116
                                                              -----------
     Total assets...........................................  $66,692,353
                                                              ===========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing.......................................  $ 3,014,492
  Interest-bearing..........................................   54,314,848
                                                              -----------
     Total deposits.........................................   57,329,340
Federal Home Loan Bank advances.............................    3,782,227
Note payable................................................      925,000
Accrued interest payable....................................      240,368
Other liabilities...........................................       80,317
                                                              -----------
     Total liabilities......................................   62,357,252
                                                              -----------
Commitments and contingencies

Shareholders' equity:
  Common stock, $1 par value, 100,000 shares authorized,
     41,834 shares issued and outstanding...................       41,834
  Surplus...................................................    4,553,421
  Accumulated deficit.......................................     (150,779)
  Accumulated other comprehensive loss......................     (109,375)
                                                              -----------
     Total shareholders' equity.............................    4,335,101
                                                              -----------
     Total liabilities and shareholders' equity.............  $66,692,353
                                                              ===========


See accompanying note to unaudited consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    SIX MONTHS ENDED JUNE 30, 1998 AND 1999

                                  (UNAUDITED)


                                                                 1998         1999
                                                              ----------   ----------
Interest income:
  Interest and fees on loans................................  $1,173,686   $1,982,720
  Interest and dividends on debt and marketable equity
     securities.............................................     188,964      241,872
  Interest on federal funds sold............................      67,867       72,833
                                                              ----------   ----------
     Total interest income..................................   1,430,517    2,297,425
                                                              ----------   ----------
Interest expense:
  Interest on deposits......................................     802,739    1,212,635
  Interest on Federal Home Loan Bank advances...............      40,079      105,850
  Interest on note payable..................................      40,730       31,524
                                                              ----------   ----------
     Total interest expense.................................     883,548    1,350,009
                                                              ----------   ----------
     Net interest income....................................     546,969      947,416
Provision for loan losses...................................      74,057      105,000
                                                              ----------   ----------
     Net interest income after provision for loan losses....     472,912      842,416
                                                              ----------   ----------
Noninterest income:
  Service charges on deposits...............................      24,971       26,999
  Gain on sale of loans, net................................      32,923       24,431
  Other noninterest income..................................      18,184       35,372
                                                              ----------   ----------
     Total noninterest income...............................      76,078       86,802
                                                              ----------   ----------
Noninterest expense:
  Salaries and employee benefits............................     275,143      388,918
  Occupancy and equipment expense...........................      72,971      143,933
  Other noninterest expense.................................     205,314      325,116
                                                              ----------   ----------
     Total noninterest expense..............................     553,428      857,967
                                                              ----------   ----------
     Income (loss) before income tax expense................      (4,438)      71,251
Income tax expense..........................................          --       31,000
                                                              ----------   ----------
     Net income (loss)......................................  $   (4,438)  $   40,251
                                                              ==========   ==========
Basic and diluted income (loss) per share...................  $    (0.11)  $     0.96
                                                              ==========   ==========


See accompanying note to unaudited consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                         SIX MONTHS ENDED JUNE 30, 1999

                                  (UNAUDITED)


                                                                                      ACCUMULATED
                                                                                         OTHER
                                            COMMON STOCK                    ACCU-       COMPRE-         TOTAL
                                          ----------------                 MULATED      HENSIVE     SHAREHOLDERS'
                                          SHARES   AMOUNT     SURPLUS      DEFICIT       LOSS          EQUITY
                                          ------   -------   ----------   ---------   -----------   -------------
Balance at December 31, 1998............  41,834   $41,834   $4,553,421   $(191,030)   $  33,936     $4,438,161
Comprehensive income:
  Net income............................      --        --           --      40,251           --         40,251
  Other comprehensive loss -- change in
    unrealized gain (loss) on securities
    available-for-sale, net of tax......      --        --           --          --     (143,311)      (143,311)
                                                                                                     ----------
    Total comprehensive income (loss)...                                                               (103,060)
                                          ------   -------   ----------   ---------    ---------     ----------
Balance at June 30, 1999................  41,834   $41,834   $4,553,421   $(150,779)   $(109,375)    $4,335,101
                                          ======   =======   ==========   =========    =========     ==========


See accompanying note to unaudited consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    SIX MONTHS ENDED JUNE 30, 1998 AND 1999

                                  (UNAUDITED)


                                                                  1998           1999
                                                              ------------   ------------
Cash flows from operating activities:
  Net income (loss).........................................  $     (4,438)  $     40,251
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................        41,391         92,413
     Provision for loan losses..............................        74,057        105,000
     Gain on sale of loans, net.............................       (32,923)       (24,431)
     Increase in accrued interest receivable................       (45,905)      (113,628)
     Increase in accrued interest payable...................        57,638         32,839
     Increase in other assets...............................       (44,440)      (401,140)
     Other, net.............................................        30,073         54,910
                                                              ------------   ------------
          Net cash provided by (used in) operating
             activities.....................................        75,453       (213,786)
                                                              ------------   ------------
Cash flows from investing activities:
  Proceeds from maturities and principal payments on debt
     and marketable equity securities available-for-sale....     1,539,241      1,950,685
  Purchases of debt and marketable equity securities
     available-for-sale.....................................    (2,974,966)    (5,095,848)
  Net increase in loans.....................................    (8,027,198)    (8,073,646)
  Purchases of premises and equipment, net..................      (540,327)       (65,486)
  Proceeds from sale of premises and equipment, net.........            --         14,872
                                                              ------------   ------------
          Net cash used in investing activities.............   (10,003,250)   (11,269,423)
                                                              ------------   ------------
Cash flows from financing activities:
  Net increase in deposits..................................    10,377,917      8,513,518
  Federal Home Loan Bank advances...........................     2,100,000        640,000
  Principal payments on Federal Home Loan Bank advances.....      (258,868)      (302,926)
  Proceeds from note payable................................            --        175,000
  Repayment of note payable.................................      (300,000)            --
  Proceeds from sale of common stock........................     1,200,030             --
                                                              ------------   ------------
          Net cash provided by financing activities.........    13,119,079      9,025,592
                                                              ------------   ------------
          Net increase (decrease) in cash and cash
             equivalents....................................     3,191,282     (2,457,617)
Cash and cash equivalents at beginning of period............     2,813,542      6,677,823
                                                              ------------   ------------
Cash and cash equivalents at end of period..................  $  6,004,824   $  4,220,206
                                                              ============   ============
Supplemental information -- interest paid...................  $    825,910   $  1,317,161
                                                              ============   ============


See accompanying note to unaudited consolidated financial statements.

                    PREMIER BANCSHARES, INC. AND SUBSIDIARY

              NOTE TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1999


NOTE A  BASIS OF PRESENTATION

The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

--------------------------------------------------------------------------------

                                (RIVA BANK LOGO)
                             RIVA BANCSHARES, INC.
                                3,000,000 SHARES
                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                                          , 1999
                               CIBC WORLD MARKETS
                           JOHNSON RESEARCH & CAPITAL
                                  INCORPORATED
                          KELTON INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.
UNTIL                , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions.


SEC Registration Fee........................................  $  9,591
NASD Filing Fees............................................     4,640
Printing and Engraving Expenses.............................   100,000*
Legal Fees and Expenses.....................................   200,000*
Accounting Fees and Expenses................................   125,000*
Miscellaneous...............................................    60,769*
                                                              --------
     Total..................................................  $500,000
                                                              ========


---------------------------

* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation and By-Laws require Riva Bancshares to indemnify the directors and officers of Riva Bancshares to the fullest extent permitted by law. In addition, as permitted by Delaware Law, the Certificate of Incorporation and By-Laws provide that no director of Riva Bancshares shall be personally liable to Riva Bancshares or its shareholders for monetary damages for breach of duty of care or other duty as a director if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Riva Bancshares and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This provision, however, shall not eliminate or limit the liability of a director:

  - for any breach of the director's duty of loyalty to the corporation or its shareholders,

  - for act or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

  - under Section 174 of Delaware Law, involving the payment of unlawful dividends, stock repurchases or redemptions, or

  - for any transaction from which the director derived an improper personal benefit.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


On June 19, 1998, Riva Bancshares sold 100 equity units ("Units"), whereby each Unit was comprised of 1,000 shares of common stock, 999 shares of the Series A Preferred Stock, and a warrant to purchase 1,000 shares of common stock. The Units were sold to 12 foreign investors at a purchase price of $10,000 per Unit, for a total consideration of $1,000,000. The Units were sold with the assistance of Kelton International, Ltd. The fees paid to Kelton International, Ltd. ($75,000 total) were paid by the foreign investors directly to Kelton International, Ltd., over and above the purchase price of the Units. The Units were issued in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to the provisions of Rule 506 promulgated thereunder. Prior to the initial public offering, Riva Bancshares intends to repurchase the 100,000 shares of common stock at a price of $.01 per share.



On August 17, 1998, Riva Bancshares sold 475,000 shares of common stock to certain founding officers and directors of Riva Bancshares for a purchase price of $.01 per share. These shares were issued in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to the provisions of Rule 506 promulgated thereunder. On April 29, 1999, Riva Bancshares repurchased 275,000 of these shares, at a price of $.01 per share and subsequently canceled these shares. Prior to the initial public offering, Riva Bancshares intends to repurchase an additional 190,000 of these shares at a price of $.01 per share. In consideration for their agreement to allow Riva Bancshares to repurchase their shares,

Riva Bancshares granted warrants to purchase up to 115,798 shares to these shareholders. The warrants have a term of ten years and are exercisable at the initial public offering price.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
-------                          ----------------------
 1       --   Form of Underwriting Agreement
 2.1     --   Agreement and Plan of Merger, dated as of May 6, 1999 by and between Riva Bancshares, Inc. and Premier Bancshares, Inc.*
 2.2     --   Amendment No. 1 to Agreement and Plan of Merger, dated July
              22, 1999.
 2.3     --   Amended and Restated Agreement and Plan of Merger, dated
              July 29, 1999.
 3.1     --   Certificate of Incorporation of Riva Bancshares.*
 3.1.1   --   Certificate of Designations, Preferences and Rights of
              Series A Preferred Stock of Riva Bancshares.*
 3.1.2   --   Certificate of Amendment No. 1 to the Certificate of
              Incorporation of Riva Bancshares.*
 3.1.3   --   Certificate of Amendment No. 2 to the Certificate of
              Incorporation of Riva Bancshares.*
 3.1.4   --   Form of Amended and Restated Certificate of Incorporation of
              Riva Bancshares.
 3.2     --   By-Laws of Riva Bancshares, as amended.*
 3.2.1   --   Amended and Restated By-Laws of Riva Bancshares.
 4.1     --   Specimen Common Stock Certificate.
 4.2     --   See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation, as amended, and By-Laws of Riva Bancshares defining rights of the holders of the common stock of Riva
              Bancshares.
 5       --   Opinion of Smith, Gambrell & Russell, LLP.*
10.1     --   Employment Agreement dated July 16, 1998 between Riva
              Bancshares and Richard C. Jensen*
10.1.1   --   Amendment No. 1 to Employment Agreement between Riva
              Bancshares and Richard C. Jensen dated June 3, 1999.*
10.2     --   Form of Employment Agreement between Riva Bancshares and
              Riva Bancshares's executive officers.*
10.3     --   Riva Bancshares' 1999 Stock Option Plan.
10.4     --   Data Processing Agreement between Premier Bank and Computer
              Services, Inc.*
23.1     --   Consent of Smith, Gambrell & Russell, LLP (contained in
              their opinion at Exhibit 5).
23.2(a)  --   Consent of KPMG LLP with respect to the financial statements of Riva Bancshares.
23.2(b)  --   Consent of KPMG LLP with respect to the consolidated
              financial statements of Premier.
24       --   Power of Attorney (included in original signature page to
              this Registration Statement).
99.1     --   Consent of Persons to be named as Directors of Riva
              Bancshares


---------------------------

 * Previously filed.

ITEM 17.  UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(f) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1 and has authorized this Amendment No. 2 to be signed on its behalf by the undersigned, in the City of St. Louis, State of Missouri, on the 28th day of July, 1999.



                                          RIVA BANCSHARES, INC.


                                          By:     /s/ RICHARD C. JENSEN
                                            ------------------------------------
                                                     Richard C. Jensen
                                               Chairman, President and Chief
                                                      Executive Officer


In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 was signed by the following persons in the capacities and on the dates stated:



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                /s/ RICHARD C. JENSEN                  Chairman of the Board, President   July 28, 1999
-----------------------------------------------------  and Chief Executive Officer
                  Richard C. Jensen                    (Principal Executive Officer) and
                                                       Director

                 /s/ DANIEL R. SILLS                   Secretary, Treasurer and Chief     July 28, 1999
-----------------------------------------------------  Financial Officer (Principal
                   Daniel R. Sills                     Financial and Accounting Officer)

                /s/ ALAN C. HENDERSON                  Director                           July 28, 1999
-----------------------------------------------------
                  Alan C. Henderson

                          *                            Director                           July 28, 1999
-----------------------------------------------------
                  Gerald G. Kaufman

                 /s/ LEWIS A. LEVEY                    Director                           July 28, 1999
-----------------------------------------------------
                   Lewis A. Levey

                          *                            Director                           July 28, 1999
-----------------------------------------------------
                   Andrew M. Rosen

                          *                            Director                           July 28, 1999
-----------------------------------------------------
                Patricia D. Whitaker


*By:     /s/ RICHARD C. JENSEN
     ---------------------------------
             Richard C. Jensen
             Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
-------                          ----------------------
 1       --   Form of Underwriting Agreement
 2.1     --   Agreement and Plan of Merger, dated as of May 6, 1999 by and between Riva Bancshares Financial Corporation and Premier
              Bancshares.*
 2.2     --   Amendment No. 1 to Agreement and Plan of Merger, dated July
              22, 1999.
 2.3     --   Amended and Restated Agreement and Plan of Merger, dated
              July 29, 1999.
 3.1     --   Certificate of Incorporation of Riva Bancshares.*
 3.1.1   --   Certificate of Designations, Preferences and Rights of
              Series A Preferred Stock of Riva Bancshares.*
 3.1.2   --   Certificate of Amendment No. 1 to the Certificate of
              Incorporation of Riva Bancshares.*
 3.1.3   --   Certificate of Amendment No. 2 to the Certificate of
              Incorporation of Riva Bancshares.*
 3.1.4   --   Form of Amended and Restated Certificate of Incorporation of
              Riva Bancshares.
 3.2     --   By-Laws of Riva Bancshares, as amended.*
 3.2.1   --   Amended and Restated By-Laws of Riva Bancshares.
 4.1     --   Specimen Common Stock Certificate.
 4.2     --   See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation, as amended, and By-Laws of Riva Bancshares defining rights of the holders of the common stock of Riva
              Bancshares.
 5       --   Opinion of Smith, Gambrell & Russell, LLP.*
10.1     --   Employment Agreement dated July 16, 1998 between Riva
              Bancshares and Richard C. Jensen*
10.1.1   --   Amendment No. 1 to Employment Agreement between Riva
              Bancshares and Richard C. Jensen dated June 3, 1999.*
10.2     --   Form of Employment Agreement between Riva Bancshares and
              Riva Bancshares's executive officers.*
10.3     --   Riva Bancshares' 1999 Stock Option Plan.
10.4     --   Data Processing Agreement between Premier Bank and Computer
              Services, Inc.*
23.1     --   Consent of Smith, Gambrell & Russell, LLP (contained in
              their opinion at Exhibit 5).
23.2(a)  --   Consent of KPMG LLP with respect to the financial statements of Riva Bancshares.
23.2(b)  --   Consent of KPMG LLP with respect to the consolidated
              financial statements of Premier.
24       --   Power of Attorney (included in original signature page to
              this Registration Statement).
99.1     --   Consent of Persons to be Named as Directors of Riva
              Bancshares.


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* Previously filed.